

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
JUN 07 2005
WASH, D.C. 209 SECTION

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

May 23, 2005

Commission File Number:
1-14251

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
(Translation of registrant's name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [X] No [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME,
ANWENDUNGEN, PRODUKTE IN DER
DATENVERARBEITUNG
(Registrant)

By: 

Name: Prof. Dr. Henning Kagermann
Title: CEO and Chairman

By: 

Name: Dr. Werner Brandt
Title: CFO

Date: May 23, 2005

EXHIBITS

Exhibit No.	Exhibit
99.1	Annual Report dated March 8, 2005

SAP ANNUAL REPORT 2004

INVESTING IN SUCCESS



THE BEST-RUN BUSINESSES RUN SAP

Total Revenue
in € millions | change since previous year


6,265
+23 %
7,341
+17 %
7,413
+1 %
7,025
-5 %
7,514
+7 %
7,500
6,000
4,500
3,000
1,500
0
2000
2001
2002
2003
2004

License Revenue
in € millions | change since previous year


2,459
+27 %
2,581
+5 %
2,291
-11 %
2,148
-6 %
2,361
+10 %
2,500
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004

Pro-Forma Operating Income
(before stock-based compensation and acquisition-related charges)
in € millions | change since previous year


1,243
+33 %
1,471
+18 %
1,688
+15 %
1,880
+11 %
2,018
+7 %
2,000
1,600
1,200
800
400
0
2000
2001
2002
2003
2004

Pro-Forma Operating Margin
(before stock-based compensation and acquisition-related charges)
in percent | change since previous year


19.8
+8 %
20.0
+1 %
22.7
+14 %
27.0
+19 %
27.8
+3 %
25
20
15
10
5
0
2000
2001
2002
2003
2004

Revenue Breakdown – By sales destination
in € millions | percent | change since previous year


Rest of Asia-Pacific 480
6 % | +21 %
Japan 387
5 % | -12 %
Germany 1,780
24 % | +7 %
United States 1.894
25 % | +9 %
Rest of Americas 530
7 % | +10 %
Rest of EMEA 2,443
33 % | +6 %

Net Income
in € millions | change since previous year


616
+2 %
581
-6 %
509
-12 %
1,077
+112 %
1,311
+22 %
1,250
1,000
750
500
250
0
2000
2001
2002
2003
2004

SAP Share in Comparison with the DAX, the DJ EURO STOXX 50, and the Goldman Sachs Software Index
January 1, 2004, to February 28, 2005 | in percent



SAP Share (Xetra)
DAX 30 Performance (Xetra) – Price Index
DJ EURO STOXX 50 – Price Index
Goldman Sachs Software Index – Price Index
120
115
110
105
100
95
90
85
80
01
02
03
04
05
06
07
08
09
10
11
12
01
02

Relative Peer Group Share
in percent | change since previous year in percentage points



SAP 56
+3
Oracle/PeopleSoft 23
-2
Siebel 9
-1
Microsoft 12
±0

Based on worldwide software license revenue of key competitors, market estimates for PeopleSoft. For Microsoft and Oracle business solutions only.

Revenue Breakdown – By activity
in € millions | percent | change since previous year



Training 302
4% | +1%
Consulting 1,971
26% | +1%
Other 57
1% | +4%
Software 2,361
31% | +10%
Maintenance 2,823
38% | +10%

INVESTING IN SUCCESS

Software is the engine of business success, facilitating best practices, streamlining processes, and enabling high-level analysis of performance and trends. SAP leads the world in this important category, delivering powerful solutions to more than 26,150 customers, 88,700 installations, and 12 million users in over 120 countries around the world. For more than three decades, our solutions have helped businesses and government entities of all sizes operate more efficiently and productively. And, along the way, they have been integrated into portfolios that support the unique business processes and best practices of more than 25 distinct industries. Because of our ongoing investment in practical, powerful new technologies, SAP solutions have become instrumental in helping companies achieve their mission-critical goals. And they continue to be a driving force behind a growing number of the world's best-run businesses.

CONTENTS

"Success is the ongoing realization of new ideas – and their validation by the market."



Henning Kagermann
(Chief Executive Officer)

- Joined SAP in 1982
- Member of the Executive Board since 1991

- Overall responsibility for SAP's strategy and business development
- Global Communications
- Global Intellectual Property
- Internal Audit
- Top Talent Management

Dear Shareholders, Customers, Partners, and Colleagues,

When we announced at the beginning of 2004 that we would grow our software license revenue by 10 %, many analysts thought this was going to be very difficult – if not impossible. 2003 had been a challenging year for SAP and the market, but we demonstrated our strength and proved that we were on the right path. That is why we were confident in our predictions for 2004. Now, as we look back at the year, we can say we met, and in some cases exceeded, our goals. While in 2003 our software revenues declined by 6 %, we have now returned to double-digit growth – with a 10 % increase – despite the rapid weakening of the U.S. dollar. In fact, if you adjust our 2004 software license revenue by currency, it grew by 13 %. In U.S. dollars, we grew our software revenue 19 %, while the rest of the market grew by only 4 %.

LEADING THE INDUSTRY 2004 was truly a year to remember for SAP, a major turning point in our more than 30-year history. We solidified our leadership position in the IT industry, reiterated our focus on our customers, and continued to drive our vision for the future of IT.

We demonstrated this leadership position time and time again in 2004. One of the major highlights was the general availability at the end of the third quarter of 2004 of our leading application and integration platform, SAP NetWeaver. We also delivered the latest version of our flagship product mySAP ERP, the successor to SAP R/3. This is an important milestone because it is the first service-oriented business application on the market based on SAP NetWeaver. In addition, we have a clear maintenance strategy in place to help our customers smoothly transition from SAP R/3 to mySAP ERP and therefore improve their productivity.

Our excellent results across the globe and across our product portfolio reflect the fact that our customers view us as the viable and leading expert in helping them prepare for the ever-changing business environment in which we operate: SAP's overall customer satisfaction is at an all-time high. Regional successes include 38 % constant-currency software growth in the United States and success in emerging markets, such as China, India, and Russia. Product highlights include our now number-one position in all major solution areas: enterprise resource planning, customer relationship management, supply chain management, supplier relationship management, and product life-cycle management, as well as our success in several key industries.

Over the past year, our strength is also an indication of our successful transition to a volume business model: The number of contracts from the direct sales channel increased 12 % year-on-year and from the indirect channel the number increased by 47 % year-on-year.
Even more importantly, in 2004 we demonstrated our leadership not only in the large enterprise segment, but also in the midmarket – 31 % of SAP's total order entry comes from companies with less than 2,500 employees or less than US$1 billion in revenue. Based on these numbers, SAP generated more business in the midmarket segment than any of our peer group competitors generated in total.

In addition, our pro-forma operating margin (excluding stock-based compensation and acquisition-related charges), a ratio that indicates management's ability to control costs and expenses relative to business operations, increased by one percentage point to 28 %. This increase is particularly noteworthy given the continued investments we made in innovation and research and development throughout the year, as well as the increases in global headcount. We added sales and marketing personnel to capitalize on opportunities and leveraged low-cost locations for both R&D and support services.

"Provide a culture of openness, excellence, and integrity, and people will respond with their best work."

"Service does not end at purchase. We believe in forging long-term partnerships."

"We are privileged to serve tens of thousands of customers – but we strive to make each one as successful as if they are our only customer."



Claus E. Heinrich
(Labor Relations Director)

· Joined SAP in 1987
· Member of the Executive Board since 1996

· Global Human Resources
· Quality Management
· Internal IT
· SAP Labs

Gerhard Oswald

· Joined SAP in 1981
· Member of the Executive Board since 1996

· Global Service and Support
· Custom Development

Léo Apotheker

· Joined SAP in 1988
· Member of the Executive Board since 2002

· Global Field Operations
· Consulting and Education
· Global Marketing
· Field Marketing

"We continue to invest in future growth opportunities while remaining committed to increase our profitability."

"Innovation is the springboard of success – for our customers and for SAP."

"SAP's innovative solutions don't appear from nowhere. They emerge from a synthesis of customers' needs and drive tangible economic value."







Werner Brandt (Chief Financial Officer)

- Joined SAP in 2001
- Member of the Executive Board since 2001

- Finance and Administration
- Shared Services
- SAP Ventures

Peter Zencke

- Joined SAP in 1984
- Member of the Executive Board since 1993

- Research
- Application Platform

Shai Agassi

- Joined SAP in 2001
- Member of the Executive Board since 2002

- Product Development and Technology
- Industry Solutions
- Product and Industry Marketing

DRIVING INNOVATION Our continuing success is based on two key factors: a sharp focus on our customers and a winning product portfolio based on a solid road map for the future.

In dialog with our customers, we have come to the mutual conclusion that future business drivers will be the ability to quickly adapt the business strategy, speed of innovation, and time to market. We see IT as a strategic tool and a powerful enabler of this changing business environment. To succeed, however, requires a new type of IT architecture, one that is as flexible as the business itself and that can be quickly adapted as needed.

A WINNING PRODUCT PORTFOLIO SAP recognized early on that this must be a service-oriented architecture, allowing companies to easily create and change business applications to support their strategy. Our vision is Enterprise Services Architecture, introduced in 2003 along with an ambitious road map. Enterprise Services Architecture provides a flexible IT framework that combines our business expertise with the power of Web services. We are focused on delivering this new architecture because we believe it will not only help our customers be much more flexible and deploy technology more strategically, but it will mean we are better positioned for the road ahead.

To be able to create Enterprise Services Architecture, however, requires the right platform. SAP NetWeaver is the enabler of Enterprise Services Architecture that allows us to take our applications and infrastructure to the next level, and we are right in the middle of that journey.

In 2004, we hit several milestones and reiterated our commitment. We now have more than 1,500 SAP NetWeaver reference customers, including companies such as Intel, Johnson & Johnson, and Siemens. We also have 1,300 mySAP ERP customer contracts. This is significantly ahead of our own expectations.

In 2005 and beyond, SAP NetWeaver will be continuing its evolutionary course to a business process platform. Customers and industry experts acknowledge that the combination of a composition platform and service-enabled components creates the ideal business platform for an economy that is driven by the need for growth through innovation. SAP's business process platform supports operational processes that enable efficiency and business integrity, while also providing tools that allow customers to compose highly differentiating business scenarios that can evolve in real time along with their strategies. With a business process platform, companies can easily reuse existing software capabilities without having to write customized software code. By 2007, our goal is to deliver all of mySAP Business Suite and all industry solutions on this industry-leading business process platform.

ORGANIZATION FOLLOWS STRATEGY To ensure we have the best organization structure in place to accelerate our growth in February 2005, we have realigned the responsibilities of the SAP Executive Board members along a solution value chain. The value chain begins with a new idea or breakthrough innovation, followed by product development; the production process and quality assurance; service, support, and maintenance; marketing, sales, training, and consulting; and finally implementation by the customer. The new structure will improve the speed of decision making and focus within each Board area. With the structure, SAP has all the ingredients in place for successful execution of our strategy: the right technology, the right product portfolio, and the right organization.

INVESTING IN SUCCESS With a clear commitment to our customers, we are continuing our long history of leadership and growth in shaping the future of IT.

SAP's long-term goal is to build on this leadership and, together with our customers, to redefine the technology landscape with our powerful vision of a service-enabled business process platform. Our investment in this platform, the culmination of our Enterprise Services Architecture strategy, enhances our competitive position and opens up new opportunities for revenue and profit growth. 2005 will be a year of investment in the success of this company. Without our tireless employees, however, we would not be where we are today. We would like to thank them for their contribution and extreme dedication.

This is truly an exciting time to be leading such a dynamic company and I am pleased to share our continued success with you.

Sincerely,



Henning Kagermann
Chairman and CEO, SAP AG



WHEN YOU ARE TRANSFORMING A NATIONWIDE OPERATION,
YOU NEED A PARTNER WHO REALLY DELIVERS . . .



Solutions and Technology

"Canada Post is an outstanding example of how SAP solutions can transform a company's overall operations. Their innovative approach to technology has made them one of the world's most efficient and profitable postal organizations."

Cindy Vineberg
Program Manager, Canada Post
SAP AG

"There's no question that SAP was the best possible supplier for what we wanted to do at Canada Post, which was to reengineer our business processes and replace over 100 legacy systems with integrated solutions."

L. Philippe Lemay
Executive Vice President, Business Development and President
Canada Post International Limited



CANADA POST GROUP is much more than just a national postal service. In recent years, the company has expanded to include Purolator Courier Ltd., a global overnight courier service; epost, the world's first electronic post office; Innovapost, a provider of information technology and e-business solutions; Intelcom Courier Canada Inc., a provider of same-day delivery services; and Progistix Solutions Inc., a logistics outsourcing services provider. In 2003, the company had revenues of €3.8 billion and employed more than 60,000 people.




Implementing World-Class Business Processes. When Canada Post Group began a major transformation of its business in 2000, SAP was an integral part of its strategy. L. Philippe Lemay, the company's executive vice president of business development and president of Canada Post International, recalls that the company chose SAP . . .

SHAPING THE FUTURE OF IT

In the current business climate, customers are faced with increasing challenges brought on by globalization, pricing pressures, and market domination by a few large competitors. To keep pace, they need world-class business solutions like those provided by SAP to drive efficiency and better control their businesses. But they also need to constantly innovate by adapting their strategies and business models to their own unique strengths.

Since the introduction of SAP NetWeaver in early 2003, SAP has aligned its technology strategy with the evolving business requirements of its customers, allowing technology infrastructure and business applications to converge like never before. The result of this convergence is a business process platform, which supports our customers in their efforts to grow through innovation.

INTEGRATION PLATFORM As the new millennium began, organizations found that their disparate "best-of-breed" software solutions often posed a fundamental problem: the spiraling cost and inflexibility of integrating those solutions into end-to-end business processes. To overcome this problem, technology executives struggled to build and maintain links among solutions from their various vendors – a task that required a huge investment of time and money.

In 2003, SAP NetWeaver became the first platform to allow seamless integration among various SAP and non-SAP solutions, reducing the need for customized links and dramatically lowering the total cost of ownership. By combining people, information, and process-level integration in a unique platform, SAP NetWeaver solved the integration issue at the business level rather than a technology issue.

SAP's Platform Strategy: Business Benefits


Composites
Enterprise Services Repository
Composition Platform
SAP
Application Platform
Objects, Engines and Components
Partner
Legacy/ 3rd Party
Business Process Platform

COMPOSITION PLATFORM By 2003, SAP concluded that the only viable long-term solution to the industry's integration issue is the use of open standards that allow software applications to be accessed as Web services. Adopting this approach, SAP took Web services to the next level, combining their openness and ubiquity with the requirements of enterprise applications. The resulting Enterprise Services Architecture delivers valuable business functions, such as order management, with the flexibility of Web services.

SAP then developed the first packaged composite applications, known as SAP xApps, combining these services into highly flexible and innovative business processes, and demonstrating the power of "service-based integration."

With Enterprise Services Architecture, SAP launched the evolution of its solutions toward a two-tiered structure:

- Specialized components – such as extended order management or stock management – that deliver the base functions of our solution suite as enterprise services
- Flexible composite applications that combine these enterprise services into flexible business scenarios

to gain access to the world-class business
expertise that is built into SAP solutions.
Canada Post knew that SAP solutions would
full integration of those processes, for greater
and more cohesive operations.





This structure allows our customers to leverage their existing investments in SAP solutions, while giving them greater flexibility in designing, deploying, and evolving SAP solutions. SAP NetWeaver is further evolving toward a composition platform, with increased investment in the area of business process management and master data management, recognizing that customer processes may involve a wide variety of software solutions.

In 2004, SAP confirmed its Enterprise Services Architecture road map, further demonstrating our commitment and adding credibility to the general trend towards service-oriented architecture for enterprise applications.

SAP NetWeaver - A Logical Evolution


IT Flexibility
2006
Business Process Platform
2005
Composition Platform
Integration & Application Platform
Total Cost of Ownership
Connectivity
Business Innovation

BUSINESS PROCESS PLATFORM The business software market has recognized the convergence of applications and infrastructure pioneered by SAP NetWeaver, and has even coined a new term, calling it "applistructure."

Customers and industry experts acknowledge that the combination of a composition platform and service-enabled components creates the ideal business platform for an economy that is driven by the need for growth through innovation. SAP's business process platform supports operational processes that enable efficiency and business integrity, while also providing tools that allow customers to "compose" highly differentiating business scenarios that can evolve in real time along with their strategies.

As the achievement of the SAP NetWeaver/Enterprise Services Architecture strategy, the business process platform, allows SAP to:

- Improve its efficiency by systematizing the reuse of robust components across solutions
- Reduce time-to market for solutions by leveraging composite applications
- Extend its reach to new areas of the enterprise, with collaborative processes that bridge the gap between enterprise applications and group productivity or engineering applications
- Build an ecosystem of partners who will complement and extend SAP's solutions, adding another level of market penetration

By combining a deep understanding of the evolution of its customers' requirements and technology innovation, SAP has shaped the market for "applistructure." SAP's investment in a versatile business process platform enhances its competitive position and opens up new opportunities for revenue and profit growth.

. . . Looking toward the future, Canada Post was also impressed with SAP's ongoing investment in research and development. And the company knew that SAP's Web-based architecture would help protect its technology investment over the long term.
Has SAP delivered? According to L. Philippe Lemay, the answer is a resounding yes. For example, Canada Post has made sufficient gains in efficiency to eliminate . . .



DEEP INDUSTRY EXPERIENCE

In the world of business, SAP solutions and services set the standard for performance. And through ongoing innovation, they continue to raise that standard every business day. SAP has become the world's largest independent provider of business software, delivering powerful, functional solutions for virtually every aspect of a customer's operations.

Because no two industries are alike, SAP solutions are tailored to the unique standards, processes, and challenges of more than two dozen industries. Our industry solutions fit the way our customers do business, delivering productivity-building tools throughout the organization and enabling "best practices" that speed innovation and create long-term value.

Just as important, SAP has devoted decades to understanding the major trends, subtle details, and unique challenges that customers in these industries face every day. And we have developed a full range of practical, reliable solutions that have been extensively field-proven at companies around the world.

The SAP global organization includes hundreds of professionals who work exclusively with a single industry. Many of them have worked in the industry and hold degrees in related disciplines. They read and contribute to trade publications. And, they attend that industry's trade shows and conventions. As a result, they are deeply involved in the way our customers' business processes work.

In addition, they maintain close relationships with customers and independent analysts in every field, and continually respond to their ideas and suggestions with new solutions and enhancements.

Because of this total industry commitment, SAP is more than a business solutions company. We are a banking solutions company. A chemicals solutions company. An aerospace and defense solutions company. A healthcare solutions company. A retail solutions company. And much more.

And that makes us an invaluable partner in our customers' success.

Industries currently supported by SAP include:

- Aerospace and defense
- Automotive
- Banking
- Chemicals
- Consumer products
- Defense and security
- Engineering, construction, and operations
- Healthcare
- High tech
- Higher education and research
- Industrial machinery and components
- Insurance
- Life sciences
- Logistics service providers
- Media
- Mill products
- Mining
- Oil and gas
- Pharmaceuticals
- Postal services
- Professional services
- Public sector
- Retail
- Railways
- Telecommunications
- Utilities
- Wholesale distribution

. . . approximately 10% of its administrative and management headcount. In addition, the implementation of SAP Event Management allows Canada Post to better manage the timing of the delivery of marketing mail as required by its customers. Net income increased from €40 million in 2001 to more than €150 million in 2003 with a significant portion of the increase attributable to the SAP implementation. . . .



SCALED TO FIT ANY BUSINESS

SAP offers solutions that are the right size and the right cost for virtually any business. And because we use open, scalable technologies, customers can start small and expand easily as their business needs evolve. In the past year, thousands of entrepreneurial companies around the world have become SAP customers for the first time, thanks to our powerful solutions for small and midsize companies.

mySAP BUSINESS SUITE: POWERFUL SOLUTIONS

Businesses large and small have discovered that mySAP Business Suite is the world's most comprehensive family of adaptive business solutions, providing best-of-breed functionality, complete integration, industry-specific capabilities, unlimited scalability, and easy collaboration over the Internet. Whether customers choose a single solution or the entire suite, the mySAP Business Suite family of solutions helps their businesses respond more quickly to changing customer needs and market conditions, so they can continually perform at their best and create new competitive advantages.

mySAP Business Suite solutions are built on 33 years of experience in working with thousands of companies and public sector institutions – large and small – around the world. As a result, they deliver the rich functionality that our customers need to succeed in an ever-changing business environment – including powerful analytical tools that help companies measure and improve operational performance in real time.

mySAP Business Suite currently includes:

- **mySAP Enterprise Resource Planning (mySAP ERP):** The comprehensive solution that provides the most complete, scalable, and effective software for enterprise resource planning, along with end-to-end functionality for self-services, analytics, financials, human capital management, operations, and corporate services.
- **mySAP Customer Relationship Management (mySAP CRM):** The fully integrated CRM solution that facilitates world-class service across all customer touch points.
- **mySAP Product Lifecycle Management (mySAP PLM):** The collaborative solution that helps companies manage every phase of the product and asset life cycle, from product conception, design, and engineering to production ramp-up, product change management, service, and maintenance.
- **mySAP Supplier Relationship Management (mySAP SRM):** The vendor management solution that covers the full supply cycle – from strategic sourcing to operational procurement and supplier enablement – for lower costs and faster process cycles.
- **mySAP Supply Chain Management (mySAP SCM):** The world's #1 supply chain management solution, delivering the power to dramatically improve planning, responsiveness, and execution.

Very often, a single business process will involve more than one mySAP Business Suite solution. And customers have the flexibility to choose one, two, three, four, or all five solutions in the mySAP Business Suite family – with the peace of mind that they can easily add others in the future.


. . . Canada Post has also experienced a wide range of advantages from SAP's human capital management, including employee self-services, payroll, time management, performance management, e-learning, and organizational management. For example, employees now have . . .

BIG ADVANTAGES FOR SMALL AND MIDSIZE COMPANIES

SAP has a reputation for serving the world's largest companies, including 80% of the FORTUNE Global 100. But nearly two-thirds of SAP customers are classified as small and midsize businesses (SMBs), with annual revenues of €500 million or less.

SAP solutions for small and midsize businesses deliver the performance, scalability, and rapid implementation that these entrepreneurial companies need to compete in a global economy. And today, customers have two ways to harness the power of SAP software for their growing companies:

- **mySAP All-in-One:** For companies that require a high degree of functionality in a flexible, scalable solution, the choice is mySAP All-in-One. Each qualified mySAP All-in-One solution is a prepackaged, industry-specific version of mySAP Business Suite with built-in content, tools, and methodologies for a cost-effective, turnkey implementation. mySAP All-in-One solutions provide out-of-the-box functionality for quick and easy management of financials, human resources, supply chain, customer relationships, and other key business processes. And they can be fine-tuned to fit the way each business works. What is more, mySAP All-in-One is supported by a comprehensive network of SAP channel partners who offer rapid implementation and ongoing support.
- **SAP Business One:** For customers who want a simple yet powerful solution that helps control their core business functions, SAP Business One is an ideal place to start. This affordable, fully integrated software gives companies access to the information, applications, and services they need to increase revenues, control costs, and help their businesses grow. From customer relationship management to material requirements planning, the integrated features of SAP Business One enable customers to automate key processes and gain an accurate, up-to-the-minute view of their businesses. All in a solution that is easy to deploy and easy to understand. And because it is based on open standards, SAP Business One integrates easily with other systems, including mySAP Business Suite. The latest version of SAP Business One is available in more than 37 countries through SAP's growing global network of more than 650 channel partners. The solution eliminates the need for businesses to manage multiple unrelated applications by providing a single, integrated software solution that delivers a unified view of current information. By doing so, it helps customers achieve greater control and profitability while enabling them to leverage their IT investments to boost competitive advantage.


ability to access their personal profiles, change
benefits program options, and check their vacation
online. And that has allowed the company's human
professionals to focus more on analysis than
administration.

GATEWAY TO UNPARALLELED SAP EXPERTISE

When customers choose SAP, their investment in the future is protected by our global SAP Customer Services Network (CSN). From locations around the world, SAP Customer Services Network offers a single point of access to all the support services our customers need, from strategic planning to implementation and optimization. So customers can achieve their business objectives and maximize return on investment.

Thousands of customers around the world have chosen SAP Customer Services Network for:

- **Experience:** SAP CSN supports over 20,000 customers worldwide, and completes more than 3,000 go-live projects per year. And it is backed by the global resources of SAP.
- **Commitment:** Because we know that our solutions power mission-critical processes, SAP CSN is committed to ensuring that our customers' core business processes are always available.
- **Best-in-class service:** Customers gain access to our global pool of skilled support experts. Our highly-trained staff resolve customer issues on a 24x7 basis, visit customer sites to assist with knowledge transfer, and work to continuously improve customer solutions.
- **Global reach:** With over 9,000 SAP consultants and 120,000 certified partner consultants in more than 50 countries, SAP CSN offers the truly international services that today's globalized environment demands.

COMPREHENSIVE SERVICES The comprehensive services of SAP Customer Services Network include:

- **SAP Consulting:** Provides business and solution consulting services to help customers plan their technology infrastructures and enhance business performance.
- **SAP Education:** Creates a wealth of instructor-led and online training options to help people increase their proficiency and productivity with any SAP solution.
- **SAP Active Global Support:** Delivers expert assistance to help customers optimize system performance.
- **SAP Custom Development:** Allows direct access to SAP experts who can help develop custom enhancements to SAP solutions.
- **SAP Hosting:** Lets customers outsource day-to-day hosting, service, and support. Ensures lowest cost of operation for all SAP solutions anywhere, anytime, around the globe.
- **SAP Business Maps and Engagement Tools:** Helps customers focus on the core processes that increase competitiveness, strengthen partnerships, and improve customer relationships.
- **SAP Ramp-Up:** Provides everything customers need to achieve fast, cost-efficient implementation of new SAP solutions.

FAST FACTS ABOUT SAP CSN:

- A local presence in over 50 countries
- 77 training centers
- 2,000 support consultants
- 9,000 SAP consultants
- 120,000 partner consultants
- 8,000 software developers
- Complete coverage of all industries, solutions, and life-cycle phases
- More than 30 years' experience
- Five custom development centers in Europe, the Americas, and Asia



INNOVATION IS A UNIVERSAL LANGUAGE THAT CAN OPEN NEW WORLDS OF OPPORTUNITY . . .









→ Innovation and Grow





"The scalability of SAP software has been an important factor as Volkswagen Financial Services has acquired more customers and a larger variety of products."

Markus Päselt
Global Account Executive Expert
SAP Deutschland AG & Co. KG

"We're continually pushing forward new ideas, and we need a strong information technology infrastructure to help make them a reality – while controlling costs. SAP has been a major partner in making our growth and innovation possible."

Sven-Torsten Huster
Chief Information Officer
Volkswagen Financial Services AG



Headquartered in Braunschweig, Germany, **VOLKSWAGEN FINANCIAL SERVICES AG** is Europe's largest automotive financial services provider [illegible] people worldwide and currently [illegible] countries across Europe and the Asia Pacific region. In [illegible] Volkswagen Financial Services has expanded well beyond [illegible] successfully entering new markets that include leasing, [illegible]ment, capital investment loans, banking, insurance, and [illegible]



Banking on Innovation. As Volkswagen Financial Services continues to increase its geographic markets, customer base, and product lines, SAP is an instrumental part of the process. . . .



CREATING TOMORROW'S TECHNOLOGIES

From locations around the world, SAP continues to develop business software solutions that address the real-world needs of our customers. Our research and development efforts are carefully coordinated and broadly diversified, while encouraging the free flow of ideas that can lead to important new technologies.

The engine behind these and other initiatives is SAP Research, a worldwide organization that identifies emerging IT trends, conducts vital research and development for new technologies, and fosters the best entrepreneurial talent to support future growth. Headquartered in Walldorf, Germany, the team members who come from a dozen nations are spread over nine research locations: Karlsruhe, Germany; Palo Alto, USA; Montréal, Canada; Johannesburg, South Africa; Brisbane, Australia; Sophia Antipolis, France, plus the three new European sites which were added in 2004: Darmstadt and Dresden, Germany, and Belfast, United Kingdom. The research organization is divided into two key areas:

- **SAP research centers and research groups** observe current and upcoming IT trends, determine the business value of new technologies for SAP, and introduce new technology and concepts for future solutions that are of strategic importance to product development, customers, and partners. Currently, SAP research centers have identified the following seven research programs as strategic for SAP: human-computer interaction, enterprise services and semantics, smart items research, security and trust, software engineering and architecture, business process modeling and management, and knowledge management.
- **SAP Inspire** is an internal group built on a corporate venture model, and sources product-related ideas from a wide range of innovation networks and SAP entrepreneurs. Following a thorough process of business and technical due diligence, SAP Inspire provides support for the development of business concepts that have the potential to establish leadership positions in new markets, and that represent significant growth opportunities for SAP. The goal is to assist entrepreneurs in transforming innovations into successful businesses.

The following are just a few of the exciting areas pursued by global R&D programs over the past year.

RFID TECHNOLOGY SAP continues to lead the software industry in the development of solutions for radio frequency identification (RFID) technology. For example, companies with SAP-enabled RFID solutions currently in place include Airbus SAS and Fraport AG.

In 2004, SAP announced the launch of the first packaged RFID solution for supply chain management. This solution draws on our experience with leading companies as well as six years of RFID research and involvement in RFID standards organizations. And it will dramatically change supply chain management in the retail and consumer product industries. For example, Purdue Pharma L.P., a privately owned pharmaceutical company with headquarters in Stamford, Connecticut, is using the RFID solution to accelerate supply chain processes and enable RFID compliance mandated by key customers such as Wal-Mart.

Among the future RFID initiatives in SAP's development portfolio are "Collaborative Business Items," which embed dynamic logic into physical items such as hazardous materials containers. Also planned is "Product Lifecycle Management and Information Tracking Using Smart Embedded Systems," which enables companies to monitor products and machines to the end of their life cycles. Both are currently being investigated in large research projects in cooperation with industry users and technology partners.

. . . The multilingual, multi-currency, and integration capabilities of SAP solutions enable Volkswagen Financial Services to enter new markets with confidence. And their multinational business process support has helped the company accommodate the customs of various countries in which it operates. . . .



HUMAN COMPUTER INTERACTION SAP's research activities in the area of Human Computer Interaction aim to enhance the end-user experience by improving SAP's interfaces to our customers. This not only includes existing customers, but increasingly non-expert users, users with various disabilities, and users from non-Western cultures. We mainly focus on the three areas: advanced interaction, accessibility, and cross cultural interface design.

For example, accessibility research aims to support interaction by users with physical and sensory disabilities through the use of new and different interface modalities. In this area, one of our activities is in the development of natural language-based prototypes that gather information proactively to help users perform tasks. We also explore the use of voice and multimodal interfaces for desktop-based environments, for mobile devices such as PDAs and mobile phones, and further into wearable computers and ubiquitous computing environments.

TECHNOLOGY FOR SOCIOECONOMIC DEVELOPMENT SAP Research is engaged in a new global initiative known as Technology for Socioeconomic Development. This initiative will partner with educational institutions, governments, and research agencies to create innovative technologies that can improve life in developing nations. Areas of focus will include education, healthcare, human computer interaction and accessibility, and services from non-government organizations as well as small and midsize businesses.

HOMELAND SECURITY AND DEFENSE In the war against global terrorism, information is one of the most powerful weapons. With it, government and defense agencies gain the ability to monitor critical processes and identify potential threats before they become real. As a major solution provider to government organizations around the world, SAP offers nations new software applications that protect citizens and borders.

Our homeland security and defense initiatives include:

- **Food Safety:** To protect food supplies from tampering and contagious diseases, SAP is helping to develop an animal identification system that can track livestock from birth to food processing.
- **Cargo Security:** SAP is working on secure container solutions that detect breaches, weapons, or human cargo, as well as "smart" container solutions that track and locate containers and their content at every point along their shipping routes.
- **Incident Management and Response:** To improve emergency response and incident management, SAP is investigating the integration of voice interaction, sensors, multimedia data, data from back-office systems, and location information.
- **Cyber Security:** Together with leading research institutions in Europe and the United States, SAP is working on new methods to protect IT systems and business software against cyber attacks.

... For instance, SAP solutions supported the company's recent expansion of its banking operations into Belgium, the Czech Republic, the United Kingdom, and China. At the same time, SAP solutions have enabled the company to centralize core banking processes at its German headquarters, for optimum efficiency. ...


VOLKSWAGEN BANK

PREPARING FOR CONTINUED GROWTH

In 2004, SAP experienced revenue growth in virtually every area of its operations. And we believe the future holds even greater opportunities for our company. These opportunities take many forms, including new geographic markets, new market niches, new industry-specific solutions, and new technologies.

OPPORTUNITIES IN EMERGING GEOGRAPHIC MARKETS SAP continues to expand its presence in the world's emerging markets, including Eastern Europe, Central America, Africa, and Asia-Pacific. For example, SAP has more than 2,500 software installations and more than 800 customers in Greater China, including such prominent businesses as Lenovo, Haier, Sinopec, Cosco, China Telecom, and Shanghai Power.

To support those customers, SAP recently opened a new SAP Global Support Center (GSC) in Dalian, China. Staffed with native speakers in a number of languages, GSC China will become the primary hub for delivering services and support to SAP customers in Asia-Pacific countries including China, Japan, and Korea. Other GSCs are located in Ireland, Spain, Austria, and India.

OPPORTUNITIES IN SMALL AND MIDSIZE BUSINESSES With its powerful solutions SAP Business One and mySAP All-in-One, SAP has become a leading provider to the underserved market of small and midsize companies around the world. In April, SAP received the "Best Execution of a Mid-market Solution" award at the Gartner Vision Events Midsize Enterprise Summit. Selected by midsize company representatives at the show, the award honors IT companies whose work has positively impacted midmarket enterprises.

OPPORTUNITIES IN NEW INDUSTRY CATEGORIES SAP offers solutions for virtually every major industry group in the world today. And by continually refining our specialized industry solution sets, we often identify subgroups that warrant their own portfolios of solutions. In 2004, this resulted in an expansion of our portfolio to include among others:

- **SAP for Life Sciences:** Life sciences is a complex business, and growing more complex every day. With SAP for Life Sciences solutions, companies in the fields of pharmaceuticals, biotechnology, diagnostics, and medical devices and products can have complete visibility and real-time access to information to help anticipate, analyze, and respond to market demands. Our solutions deliver the technical foundation that life sciences companies need to address today's complex business challenges.
- **SAP for Logistics Service Providers:** Working behind the scenes, logistics service providers ensure that products move from manufacturers to customers in the most efficient way possible. Through the SAP for Logistics Service Providers portfolio, SAP supports the specialized processes of this important industry like never before – including the use of RFID technology to track products at every stage along the journey.


VOLKSWAGEN BANK
Drive In
Finanz-Center
Konferenz-Center
VOLKSWAGEN BANK

Because its growth depends on complete customer satisfaction, Volkswagen Financial Services uses mySAP Customer Relationship Management (mySAP CRM) to handle the communication with its customers – whether by telephone, mail, e-mail, or fax. When calls come into the company's Customer Interaction Center, for example

- **SAP for Postal Services:** Even the traditionally stable world of postal services is changing, with an increasing trend toward privatization, cross-border competition, and specialized services such as overnight courier express. SAP for Postal Services helps carriers succeed in this new world by improving the efficiency of customer relationship management, supply chain management, and strategic enterprise management.
- **SAP for Railways:** SAP for Railways is an industry-specific set of integrated solutions that support business processes in rail freight, passenger transportation, and infrastructure investment. SAP offers the most comprehensive set of solutions for the management of the railway enterprise, enabling key business activities such as client management, supplier relationship management, human capital management, and integrated facility management. With SAP for Railways, companies can enhance their existing services, develop new services, more effectively manage resources and assets, and create value for all stakeholders.
- **SAP for Wholesale Distribution:** Similar to logistics, wholesale distribution plays a key role in bringing products to market. Now, the industry solution portfolio SAP for Wholesale Distribution helps large and midmarket distribution companies address their most critical business requirements, including regulatory compliance, customer loyalty, and customer service.

OPPORTUNITIES IN NEW TECHNOLOGIES Three decades ago, SAP was an early-stage, entrepreneurial company. And we have not forgotten the importance of having a nurturing environment in which to grow. That is why, in 1996, SAP launched SAP Ventures.

Using a venture capital business model, SAP Ventures provides capital and other resources to help promising young companies achieve their full potential. At the same time, it helps SAP stay abreast of the latest technologies and applications that can benefit our own customers.

Through SAP Ventures, we leverage our years of experience and draw on a network of powerful business relationships to help entrepreneurs and management teams recruit the best people, make the right technology decisions, win new business, and build their own partner networks. The goal of SAP Ventures is to grow businesses that create shareholder value for everyone involved.

Since its founding, SAP Ventures has invested in more than 60 companies, building a track record of real success.

. . . mySAP CRM helps ensure that they are automatically routed to the appropriate account manager, who can immediately see all the details of the customer's accounts. mySAP CRM is also instrumental in helping the company develop marketing programs that are targeted to the interests of specific customers and prospects. . . .



THE PEOPLE BEHIND OUR SUCCESS

Behind every line of program code, every new product, and every customer success story are the people of SAP. Now more than 32,000 strong worldwide, SAP employees represent the very best of the business software industry. And our Company is committed to providing them with the best in return – whether measured by personal growth, management excellence, communication, compensation, or strong corporate values.

A STRONG MANAGEMENT APPROACH SAP recognizes that employees perform at their best when management provides a clear understanding of the company's strategy, and the role of each individual employee in helping to achieve it. Therefore, all SAP managers are responsible for translating SAP's mission, strategy, and values to be specifically relevant for their teams. This creates a productive, engaging environment where team members can use their talents, achieve their potential, and contribute to the success of our business. In addition, special programs have been established to foster management excellence and provide SAP staff members with the highest quality management possible.

ENCOURAGING EXPRESSION AND INNOVATION SAP values the perspectives of every team member. And through our "open-door" policy, we encourage employees to express their opinions and ideas with others at every level of the organization. Open areas in every building are continually alive with formal and informal gatherings. Regular town-hall meetings foster a dialog between management and staff – with online participation across time zones and borders. And forums such as FutureScope and CIO@SAP offer employees the chance to learn and converse about customer issues, technology trends, and other topics from experts in various fields. The result is a culture of free expression that is driven by a spirit of cooperation, adaptability, and passion for excellence. And to help stimulate a strong flow of new ideas, SAP provides compensation and peer recognition as incentives for inventiveness.

ROLE-BASED DEVELOPMENT PROGRAMS Many SAP professional development programs are tailored to individual roles within the company. For example, through our "Development Meets Customer" program, SAP developers are able to spend time with a customer, to experience firsthand how our solutions are used in a variety of real-life applications. The insights they gain are one reason why SAP solutions are so effective at meeting the everyday needs of our customers around the world.

KNOWLEDGE-BUILDING OPPORTUNITIES Every year, SAP's collective knowledge grows substantially, through professional development programs and innovative, onsite education options that enhance each individual's opportunities within the organization. All together, SAP employees participated in more than 2,000 classroom training courses through the SAP University, with more than one-third of their education time spent in non-classroom training. In this way, employees benefit firsthand from knowledge transfer through the focus on coaching, mentoring, and on-the-job-training.


ability to adapt to new markets while maintaining
corporate approach, Volkswagen Financial
is much like its automotive namesake – nimble,
ready to go virtually anywhere.

In addition, SAP has developed an Employee Excellence program, focusing on strategic knowledge and skills for all of our lines of business. And global programs bring together employees from different countries and lines of business, to promote fresh perspectives.

PERFORMANCE-BASED COMPENSATION SAP provides employees with a flexible salary model that enables us to reward top performance with top-level compensation. Depending on line of business, region, and function, employees can earn bonuses and rewards on top of their fixed salaries based on performance with respect to local market conditions. In addition, they may receive additional compensation opportunities based on individual performance targets and/or SAP's overall fiscal success.

COMPETITIVE OWNERSHIP PLANS Through its stock-based compensation programs, SAP involves employees in the company's immediate and long-term growth. In 1998, we established a Stock Appreciation Rights (STAR) program. Since then, STARs have been allocated, based on individual achievement, to permanent employees who have been at SAP at least one year. When the value of SAP stock rises, so does the value of STARs. Stock option plans also play a critical role when it comes to recruiting and retaining the best employees. SAP has offered supplementary compensation plans to managers and high-performers through the Stock Option Plan (SOP), which encourages long-term commitment to the company.

CUSTOMIZED BENEFIT PROGRAMS In addition to competitive compensation programs, we believe that it is just as important to reward employees with benefits that are adaptable to their individual situations. Therefore, we offer a wide range of supplementary benefits programs that are tailored to the cultural and legal customs of each country, ranging from work/life balance programs, to child daycare services, to health and fitness programs.

STRONG ETHICAL STANDARDS In recent years, governments around the world have established regulations governing corporate conduct, and SAP seeks to comply with their provisions. But we believe that true corporate conduct extends far beyond the executive suite – and far beyond minimum standards. Therefore, SAP developed its own corporate ethics policy, the SAP Code of Business Conduct, which defines standards for behavior in all daily business, legal, and ethical matters. The code was adopted by the Executive Board and implemented throughout our entire company in 2003.



WHEN YOUR OPERATIONS BECOME TRANSPARENT,
YOU CAN SEE THE ROAD CLEARLY . . .



Transparency and Responsibility



"In every way you can imagine, SAP solutions have enabled CAPUFE to become more innovative and productive."

Luis H. Gómez Terrazas
Chief Information Officer
CAPUFE

"When CAPUFE explored the market, they found that SAP is the only software provider whose HR solution already meets the stringent requirements of the Mexican government."

Alejandro Castrejón
Sales Manager, Public Sector
SAP México and Central America



CAMINOS Y PUENTES

FEDERALES (CAPUFE)




The Fast Lane to the Future: In 2002, with a government
mandate to improve the nation's technology infra-
structure, CAPUFE recognized that it was time to replace
its complex array of aging "legacy" systems. After a
CAMINOS Y PUENTES
FEDERALES I.S.C.

TRANSPARENCY BUILDS INVESTOR CONFIDENCE

In 2004, SAP investor relations focused on operational growth, technological innovation related to the SAP NetWeaver platform, small and midsized businesses, and improved transparency. SAP strengthened the confidence of its shareholders by implementing a number of measures.

SHARE PRICE REMAINS STABLE SAP stock was less volatile than in previous years. Starting the year at €134.90 on the Frankfurt stock exchange, SAP stock reached a year's high of €142.70 in January. A weak stock market and disappointing figures in the IT industry caused it to dip to €116.12 in August. However, strong operational growth enabled SAP stock to recover, ending the year at €131.40. The stock nevertheless underperformed the DAX, which rose 7.3%, and the Goldman Sachs Software Index, which rose 13.6%. On a constant-currency basis, SAP American Depositary Receipts (ADRs) rose 6.4% on the New York Stock Exchange (NYSE) in 2004, closing at $44.21. (In the United States, foreign companies' ADRs are traded instead of shares. Four SAP ADRs represent one SAP share.)

SAP's market capitalization reached €41.5 billion at the end of 2004. The average number of SAP shares traded per day in 2004 was 1.7 million. SAP ADRs were again the most heavily traded German stock on the NYSE.

EURO STOXX 50 Having become a component of the Dow Jones STOXX 50 in 2003, SAP stock also became a component of the Dow Jones EURO STOXX 50 on July 28, 2004. This is an index of 50 heavily traded euro-zone shares with high market capitalization and is one of the most important reference indexes for European stocks. The SAP share is also a component of the DAX 30, the CDAX, the HDAX, the Prime All Share Index, the Dow Jones Euro STOXX TMI, the Dow Jones STOXX Sustainability Index (DJSI STOXX), and the DJSI World.

SUSTAINED DIVIDEND STRATEGY SAP is one of the few software companies to enable its shareholders to share in the Company's success by paying a dividend as a long-standing tradition. The Executive Board and the Supervisory Board will recommend to the Annual General Shareholders' Meeting that a dividend of €1.10 be paid per share – 37.5% more than in the previous year. If the shareholders approve this recommendation, total distributed dividends for fiscal year 2004 would be approximately €342 million.

Return on SAP Common Shares WKN 716 460/ISIN DE 000 7 164 600

Initial investment: € 10,000

Date of investment	Dec. 31, 1994	Dec. 31, 1999	Dec. 31, 2003
Period of investment	10 years	5 years	1 year
Value in € at the close of 2004[1]	58,508.33	8,241.06	9,867.74
Average annual return in %	**22.88**	**- 3.8**	**- 1.32**
Comparable return in %			
DAX	7.36	- 9.38	7.06
REXP[2]	7.14	6.45	6.70
S&P 500 (€-base)	11.24	- 8.07	2.90
Goldman Sachs Software Index GSO (€-base)	11.11	- 24.29	5.38

[1] Assuming all dividends (but not German tax credits) were reinvested
[2] Performance index of the German bond market


thorough evaluation, the agency found that SAP alone
offered an integrated solution suite that was designed
specifically for government entities

MAJOR U.S. STAKE The total number of SAP shares outstanding at the end of 2004 was 316 million – of which three founders of the company, their trusts, and their holding companies hold approximately 34%. The remaining 66% of the subscribed capital is in free float. U.S. investors' interest in SAP remained high: U.S. institutions (mutual funds and financial asset managers) and private investors held 34.7% of the free float at the end of 2004, some 3 percentage points more than at the end of the previous year. At the end of 2004, German institutions held 12.6% of the free float – 1 percentage point less than in the previous year. Institutional holdings of SAP stock decreased almost 3 percentage points to 15.6% in continental Europe excluding Germany and increased some 1 percentage point to 9.6% in the United Kingdom and Ireland.

IMPROVED ENGAGEMENT WITH THE CAPITAL MARKETS Openness and transparency characterized relations with our investors in 2004. In the past year, SAP informed institutions about the business environment and the Company's strategy and future prospects at more than 400 one-on-one discussions, group discussions, and road shows around the world. More than 80 financial institutions – about one third of them from the United States – regularly publish information and analyses concerning SAP stock, which demonstrates the strong interest shown by the financial markets.

The headline financial news in 2004 concerned product innovations for the SAP NetWeaver platform and SAP's greater focus on small and midsize businesses (SMBs). Investor workshops – at which SAP explained its product strategy and invited customers to report on how they find SAP solutions in practice – were well received by the financial markets. For example,

Cash Earnings According to DVFA/SG[1)]

	2004	2003
	€ millions	€ millions
Net income before minority interest	1,310.5	1,077.1
Minority interest	4.9	6.9
Net income	**1,315.4**	**1,084.0**
Depreciation and amortization	229.9	238.2
Write-ups	- 2.4	- 7.2
Change in reserves and accrued liabilities	51.7	83.7
Change in deferred taxes	19.2	92.6
Other material non-cash expenses and income	- 4.7	- 13.4
Cash earnings according to DVFA/SG[1)]	**1,609.1**	**1,477.9**
Cash earnings per share according to DVFA/SG[1)] in €	**5.09**	**4.69**

[1)] German Association of Financial Analysts and Investment Consultants (DVFA) and Schmalenbach Society for Business Management (SG) method


... Since going live with SAP in 2003 the entire CAPUFE
organization is moving in the fast lane toward a more

more than 100 financial analysts and portfolio managers attended the SAP Investor Day at the SAPPHIRE customer conference in New Orleans. Top of the agenda at the SAP Investor Day in London was Enterprise Services Architecture: More than 80 analysts and institutions took the opportunity to discuss the challenges of the new software generation with the Executive Board.

EXTENSIVE INFORMATION AVAILABLE TO PRIVATE INVESTORS The Company's German-language SAP INVESTOR magazine, which provides information especially for private investors on strategy, the market, and SAP stock, underwent a makeover – both in terms of appearance and content – to tailor it more closely to the target readership's needs. We also redesigned our Web site: A more user-friendly structure and a broader range of information aim to make online and e-mail communication with all investors more attractive. In cooperation with shareholders' associations and financial institutions, investor relations employees again held presentations in the United States and Germany to answer the numerous questions of private investors. The 2004 Annual General Shareholders' Meeting was the most important event for private investors. More than 3,500 shareholders took part, representing some 60% of the subscribed stock. As in the previous year, shareholders were able to give proxy voting instructions and follow the speeches over the Internet.

INVESTOR RELATIONS AWARDS In 2004, SAP again received several awards for its professional relations with the financial markets. Germany's Capital magazine and auditors Deloitte & Touche awarded SAP their Investor Relations Prize in Gold for the DAX component category. Specialist trade journal IR Magazine awarded SAP the prize for the "Best Continental European Company Investor Relations in the UK Market." FOCUS MONEY, a German business magazine, again awarded SAP its 2004 Company of the Year prize in the DAX class and praised the exemplary transparency of SAP's financial statements. IR Magazine and the NAIC – one of the largest private investor associations in the United States – both awarded prizes for SAP's 2003 annual report.

AMBITIOUS GOALS FOR 2005 Rather than resting on our laurels, we will continue to do everything we can to increase shareholders' confidence in 2005. We will further improve our already high standards for timely, clear, and understandable reporting of the Company's strategic orientation and performance. One element of this will be expanding the range of information available to U.S. investors by launching the SAP INVESTOR magazine in the United States.


. . . Daily toll booth receipts – which account for 90 % of CAPUFE's revenues – are now tallied by the end of each day instead of several days later so that the organization's financial officers can immediately put them to work earning interest . . .
MEXICO
95
D
km
0

INVESTING IN EDUCATION AND KNOWLEDGE

SAP recognizes the value of education as a key driving force for innovation. It is apparent in the ideas and dreams of students and in the strategies and plans of business and community leaders around the world. We believe that our engagement is not only beneficial to SAP but to our stakeholders as well. That is why we focus on education, because knowledge is a powerful tool – one that will help individuals, societies, and economies succeed, progress, and sustain growth.

Through our University Alliances (UA) program, SAP is committed to educating today's students so they can become tomorrow's business leaders. In 2004, over 130,000 students in more than 500 universities around the world participated in the UA program – including students from new schools in China, India, and Russia. SAP donated more than €125 million in software licenses, trained professors and instructors, and developed curricula. Membership in the UA enables faculty and students to experience real everyday business processes, increase their ability to handle and use mission-critical information, and understand the importance of good corporate governance. University Competency Centers provide software hosting facilities, so schools can focus their efforts on teaching and using the software.

Last year also saw increased faculty involvement in curriculum initiatives. SAP partnered with Indiana University, Indiana (USA), to pilot the integration of RFID technology into a supply chain management curriculum. At the University of Wisconsin, Milwaukee (USA), SAP funded the installation of the SAP NetWeaver platform and provided support for curriculum development and research. And at the University of Würzburg, Germany, more than 70 mySAP ERP business processes were recorded, placed on line, and are now being shared and used by other UA universities and students.

SAP is also committed to education in the communities in which we live and work:

- Together with other organizations, SAP has set up the "Africa Drive Project" in South Africa, which develops new learning strategies and technologies to foster the skills of mathematics and science teachers in secondary schools.
- SAP Argentina employees, through their "Solydar" initiative, care for children in a neglected suburb of the capital city Buenos Aires. The 150 children receive tutorial help after school to ensure they earn the required grades to complete their education – as well as basic assistance, including daily hot meals and clothing.
- In the United States, SAP supports the "Knowledge Is Power Program." It was created in 1994 to encourage learning among children and young people in socially deprived areas. SAP supports schools in six major U.S. cities.

SAP understands that investing in success means investing in the future – the education of future professionals who will become the managers and leaders of tomorrow. As a company, we are aware of our responsibilities as a global corporate citizen and are committed to helping societies build the intellectual capital that stimulates growth and prosperity.


Monthly financial closings are completed in just five days – rather than 60. Highway maintenance is performed more efficiently through a world-class materials management process. And construction projects are prioritized based on a quantitative analysis of where they will produce the greatest value.
CONSTRUCCIÓN DE LA NUEVA PLAZA
DE PEAJE "ALPUYECA"
El gobierno del cambio cumple

RESPONSIBLE MANAGEMENT

For SAP, effective corporate governance is essential if it is to meet its objectives and grow its corporate value. Responsible, transparent management continued to be a key aspect of SAP's corporate culture in 2004. SAP continued to implement its "Principles of Corporate Governance" and further strengthened the confidence of shareholders, customers, and employees in the Company's management.

That SAP is dedicated to best corporate governance practices throughout the Company was borne out by a study by Institutional Shareholder Services, Inc. (ISS), which found SAP to enjoy the best corporate governance of all major German companies.

CORPORATE GOVERNANCE AND LEADERSHIP Whatever SAP does in business, it is important that investors, customers, and employees remain confident in the sound governance of the Company. Even before the German Corporate Governance Code was officially introduced in Germany, SAP was quick to recognize the need for implementing transparent corporate governance rules that meet the demands of the financial markets for responsible, value-oriented company leadership and administration. The Executive Board, Supervisory Board, and employees share the same understanding of good corporate governance, ensuring that SAP actively practices it. In 2004, the Company's corporate governance officer again monitored compliance with SAP's Principles of Corporate Governance and reported to the Supervisory Board on their implementation.

UPDATES TO SAP'S PRINCIPLES OF CORPORATE GOVERNANCE SAP sees corporate governance as a process of continuous adaptation. The Company continually reviews and, if necessary, amends its Principles of Corporate Governance in line with new German and international standards and amended legal requirements. In early 2004, SAP updated its Principles of Corporate Governance to reflect the changes made to the German Corporate Governance Code in 2003 and to comply with the legal requirements of the Sarbanes-Oxley Act. SAP also closely examined the corporate governance rules of the New York Stock Exchange (NYSE). As a result, it published a corporate governance report along with its updated Principles. SAP's Principles of Corporate Governance, its compliance declaration pursuant to the German Stock Corporation Act, section 161, and the corporate governance report are available on SAP's Web site at www.sap.com/corpgovernance.

ALTERATIONS TO SAP'S PRINCIPLES OF CORPORATE GOVERNANCE IN 2004 The amendments made to the Principles to reflect the changes made to the German Corporate Governance Code in 2003 were mostly minor. In most cases, the Principles already contained appropriate provisions. SAP had already implemented others in practice although they were not laid down explicitly in the Principles. The following amendments to SAP's Principles of Corporate Governance were thus of a purely formal nature:

... before used a mouse-driven interface, they quickly recognized that SAP solutions would dramatically improve their performance both individually and organizationally ...


ACAPULCO
IGUALA
FRACCIONAMIENTO
SANTA FE

- Details of compensation for individual Executive Board members must be given in the Notes to the Consolidated Financial Statements.

In 2005, SAP publishes – for the first time – the fixed and variable elements of compensation for individual Executive Board members in a seperate compensation report. Therefore, SAP no longer deviates from the German Corporate Governance Code with regard to this point. The compensation report is part of this annual report and will be available from SAP's Web site at www.sap.com/corpgovernance.

IMPLEMENTATION OF THE SARBANES-OXLEY ACT SAP shares are listed on the NYSE as American Depositary Receipts, which means the Company is bound by U.S. financial market legislation as well as the German Stock Corporation Act. In mid-2002, the United States introduced the Sarbanes-Oxley Act in response to crises affecting a number of U.S. companies. The Act is designed to protect investors and shore up their confidence in the integrity of the financial markets with new corporate governance and reporting requirements on listed companies. SAP responded promptly and implemented the various requirements. During 2003 and 2004, the Company took the following measures to implement the requirements that the Sarbanes-Oxley Act places on foreign companies listed on the NYSE:

- Introduction of internal certification and confirmation of adequate procedures to substantiate the certification from the CEO and CFO
- Expansion of the documentation and regular evaluation of the effectiveness of the internal control system
- Establishment of a disclosure committee
- Introduction of processes to control the performance of audit and non-audit services by the external auditor
- Inclusion of explanations of pro-forma figures in SAP's external reports
- Creation of a whistleblower process
- Implementation of a Code of Business Conduct for employees and the Executive Board


... before used a mouse-driven interface. They quickly recognized that SAP solutions would dramatically improve their performance both individually and organizationally ...
ACAPULCO
IGUALA
FRACCIONAMIENTO
SANTA FE

- Details of compensation for individual Executive Board members must be given in the Notes to the Consolidated Financial Statements.

In 2005, SAP publishes – for the first time – the fixed and variable elements of compensation for individual Executive Board members in a seperate compensation report. Therefore, SAP no longer deviates from the German Corporate Governance Code with regard to this point. The compensation report is part of this annual report and will be available from SAP's Web site at www.sap.com/corpgovernance.

IMPLEMENTATION OF THE SARBANES-OXLEY ACT SAP shares are listed on the NYSE as American Depositary Receipts, which means the Company is bound by U.S. financial market legislation as well as the German Stock Corporation Act. In mid-2002, the United States introduced the Sarbanes-Oxley Act in response to crises affecting a number of U.S. companies. The Act is designed to protect investors and shore up their confidence in the integrity of the financial markets with new corporate governance and reporting requirements on listed companies. SAP responded promptly and implemented the various requirements. During 2003 and 2004, the Company took the following measures to implement the requirements that the Sarbanes-Oxley Act places on foreign companies listed on the NYSE:

- Introduction of internal certification and confirmation of adequate procedures to substantiate the certification from the CEO and CFO
- Expansion of the documentation and regular evaluation of the effectiveness of the internal control system
- Establishment of a disclosure committee
- Introduction of processes to control the performance of audit and non-audit services by the external auditor
- Inclusion of explanations of pro-forma figures in SAP's external reports
- Creation of a whistleblower process
- Implementation of a Code of Business Conduct for employees and the Executive Board

. . . Best of all, SAP has enabled CAPUFE to replace hundreds of paper-based processes with real-time processes that are communicated over the nation's largest fiber-optic network. Making this one highway administration agency that travels at the speed of light.



CODE OF BUSINESS CONDUCT FOR EMPLOYEES AND THE EXECUTIVE BOARD The Code of Business Conduct for employees and the Executive Board expresses, in transparent terms, the high standards that SAP requires from all of its employees and how it conducts its business. The Code defines how employees should interact with customers, partners, competitors, and vendors. By implementing the Code, SAP safeguards against misleading SAP's investors, partners, and customers and against unfair competitive practices and corruption.

RISK MANAGEMENT AT SAP In German stock corporation and commercial law, there are special requirements for internal risk management that apply to SAP. SAP's corporate management has therefore introduced a global risk management system that supports risk planning, identification, analysis, handling, and resolution. It also has company-wide processes to document and continually evaluate the effectiveness of the internal controls. The Company's management is thereby able to identify the risks inherent to business processes at an early stage, manage them, and institute measures to resolve them. To this end, SAP developed a standard software offering, which it also uses internally for the management of internal controls (MIC). The software supports the individual processes for documenting and auditing internal controls and eliminating weaknesses. Another control mechanism that SAP has implemented is standardized reporting across the Group. The internal audit service and the Supervisory Board are also closely involved in risk management.

The risk management department set up by the Executive Board is responsible for SAP's risk management processes.

IMPLEMENTATION OF THE NYSE'S CORPORATE GOVERNANCE RULES According to the corporate governance rules of the NYSE, foreign companies listed on the NYSE must publish on their Web site the extent to which their corporate governance practices deviate from the rules of the NYSE. SAP fulfilled this requirement by publishing a corporate governance report in English on its Web site in May 2004. The report sets out in detail how SAP has implemented the recommendations of the German Corporate Governance Code, the requirements of the Sarbanes-Oxley Act, and its own Principles of Corporate Governance within the Company. It also compares SAP's Principles with the NYSE's rules. SAP's corporate governance report extends beyond the NYSE's requirements for corporate governance by analyzing the differences and similarities in detail rather than simply stating them.

Hasso Plattner
Chairperson of the
Supervisory Board



DEAR SHAREHOLDERS,

2004 was another successful year for SAP, despite the formidable headwinds with which we had to contend. Consolidation in our industry continued to unsettle customers, and currencies that affect us, notably the U.S. dollar, continued to slip against the euro. Undeterred, we improved our software license revenues by 10 %, equating to a 13 % rise at constant currencies. We recruited in every region and invested significantly in developing innovative products – creating sustainable value for our customers and shareholders.

The Executive Board cooperated and consulted fully with the Supervisory Board, so the Supervisory Board was able, in discharging its duty of scrutiny, to play a constructive role in advancing the Company's strategy. As in previous years, the focus of the Supervisory and Executive Boards' work together was SAP's success in business. The Supervisory Board received regular and timely reports from the Executive Board on all material matters concerning the management of the Company, notably the current state of operations and key management actions, as well as potential risks to the business. The relationship between the two Boards is characterized by mutual support and frankness. In particular, the Executive Board made sure that between Supervisory Board meetings the Chairperson of the Supervisory Board was regularly notified of any events that were of significance for SAP's progress.

KEY ACTIVITIES OF THE SUPERVISORY BOARD IN 2004

The Supervisory Board met four times during the year. It did not hold any extraordinary meetings. In three exceptionally pressing instances, the Supervisory Board adopted resolutions by circular correspondence. Regular topics at meetings included planning, strategy, and related progress reports; the business situation at SAP and its subsidiaries; risk management and the Company's handling of specific risks; and approval of the annual plans for the Group, namely the budget, liquidity plan, and investment plan. Because of an improvement to the reporting system made in 2004, the Executive Board was able to provide even more information than previously to the Supervisory Board about the Company's financial results. The Supervisory Board also dealt with transactions involving Company shareholdings, measures requiring the Supervisory Board's approval or note under the Company's List of Transactions Requiring Consent Within the Meaning of the German Stock Corporation Act, Section 111 (4), the law, or the Company's Articles of Incorporation, and matters concerning the compensation of Executive Board members.

The Supervisory Board carefully considered the establishment and building up of development facilities and shared service centers in the medium to long term in countries where costs are low; strategic development projects and investments; practical improvements to the Supervisory Board's processes; and the efficiency audit of the Supervisory Board's work. The Company's competitive environment after Oracle's takeover of PeopleSoft was also discussed. Another matter that the



Supervisory Board discussed was a voluntary public bid to the minority shareholders of SAP Systems Integration AG and the related consolidation of consulting activities in the SAP Group. The Executive Board also reported on a customer satisfaction survey undertaken in 2004. As it has done several times in the past, in 2004 the Executive Board also commissioned a global survey of SAP employee satisfaction. The results of this employee survey were also presented to the Supervisory Board. Two Supervisory Board meetings deliberated on the introduction of a windfall cap on Executive Board members' stock-based compensation, and it was decided that such a cap would be implemented by amending the terms of the stock option plan.

THE WORK OF THE SUPERVISORY BOARD COMMITTEES

As in previous years, the committees, each aligned to a core Supervisory Board responsibility, underpinned and optimized the work of the Supervisory Board by taking on and executing distinct task clusters. The committee structure and the membership of the various committees remained unchanged.

The General Committee oversaw the allocation of stock options to employees other than SAP AG Executive Board members and the assignment of shares of SAP to beneficiaries of employee stock option and convertible bond plans. It held one meeting in 2004.

The Compensation Committee met on three occasions in 2004. The meetings amended the terms of the Executive Board members' contracts of service, decided stock option allocations to Executive Board members, deliberated on reports on Executive Board members' compensation and Executive Board succession planning, and approved loans for officers of SAP who hold procura powers.

The Finance and Investment Committee convened twice in 2004, discussing the acquisition and disposal of minority holdings (particularly the acquisition of more shares of SAP Systems Integration AG), a syndicated €1 billion line of credit granted in SAP's favor, the performance of SAP's venture capital investments, and the progress made in purchasing shares of SAP Systems Integration AG.

At its four meetings the Audit Committee dealt in depth with the 2003 SAP AG and Consolidated Financial Statements and auditor's report and the 2004 preliminary audit. Other topics included the preparatory work for the Supervisory Board's proposal to the Annual General Shareholders' Meeting with respect to the election of an auditor, the focus areas for the audit, the negotiation of the auditor's fee, the approval of the audit and non-audit services provided by the auditor to companies in the SAP Group, the certification required under U.S. law, and the assessment of the internal audit processes. The Audit Committee also received a report from the Company's internal audit service and a progress report on the introduction of the International Financial Reporting Standards (IFRS) at SAP. In its capacity as auditor to SAP AG and the SAP Group, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (KPMG) attended all meetings of the Audit Committee.

The Technology Committee monitored current technological developments on the software market and discussed SAP's key technologies and technological strategies. It met eight times in 2004, with the relevant members of the Executive Board, and sometimes the Chairman of the Executive Board, in attendance. White papers were prepared at the instigation of the Technology Committee on some of the most critical subjects as a starting point for more far-reaching discussion between the Technology Committee and members of the Executive Committee. The development teams also adopted





these white papers as a basis for their continuing efforts. In its 2004 meetings the Technology Committee focused on evaluating software technologies, identifying products and markets going forward, and advancing software development processes. Among other aspects, the meetings discussed assessments and predictions of industry analysts and their implications for SAP. Discussion of the first two focus areas centered on Enterprise Services Architecture, various facets of the technology platform SAP NetWeaver, and how to progress them in view of the market potentials of the future. The discussion on software development processes of the future concentrated on innovation, product quality, and orientation to the requirements of the customer's employees.

Once again, the Mediation Committee did not need to meet during the year.

The Chairpersons of the various committees regularly reported their committees' work to the Supervisory Board meetings, allowing optimized working and a full exchange of information between the committees and the full Supervisory Board.

CORPORATE GOVERNANCE SAP sees corporate governance as a process of continuous innovation. Thus, the Supervisory Board was involved in updating SAP's Principles of Corporate Governance again, principally to reflect the most recent amendments to the German Corporate Governance Code. It also discussed deviations from Code recommendations relating to agreeing individual targets to determine the variable element in the compensation of SAP Executive Board members and to disclosing the Executive Board members' variable and fixed compensation elements individually in the Notes to the Group Financial Statements. The Supervisory Board discussed and agreed changes that these matters necessitated to the Company's compliance declaration pursuant to the German Stock Corporation Act, section 161. More generally, the Supervisory Board also discussed international corporate governance standards, changes to them, and the extent to which they could be applied to SAP. Once again, this discussion centered on SAP's implementation of the Sarbanes-Oxley Act provisions and the applicable New York Stock Exchange corporate governance rules.

SAP's corporate governance officer monitored, and regularly reported to the Supervisory Board on, the Company's adherence to the SAP Principles of Corporate Governance.

The German Investor Protection Improvement Act came into force on October 30, 2004. This Act has substantially amended the provisions of German insider trading law as set out in the German Securities Trading Act, notably in as far as they relate to directors' dealings. The Supervisory Board considered the changes to the law and discussed with the Executive Board the measures that the Company is planning in order to apply the amended law at SAP. The Company's insider trading compliance officer reported to the Supervisory Board on these matters.





In German stock corporation and commercial law there are special requirements for internal risk management that apply to SAP. SAP's corporate management has therefore introduced a global risk management system that supports risk planning, identification, analysis, handling, and resolution. The Supervisory Board takes a close interest in the definition of the risk management system and consequently examined its further enhancement in depth.

FINANCIAL STATEMENTS AND REVIEW OF OPERATIONS

KPMG again audited SAP AG's accounts in 2004. The Annual General Shareholders' Meeting on May 5, 2004, elected that firm as the Company's independent public accountant, and the Supervisory Board made the appointment immediately after the shareholders' meeting. Before proposing KPMG to the annual shareholders' meeting as auditor for the year, the chairperson of the Supervisory Board had obtained confirmation from the firm that circumstances did not exist that might prejudice its independence as the auditor.

KPMG examined the SAP AG Financial Statements, the Consolidated Financial Statements, and the combined Review of SAP Group and SAP AG Operations, comparing them with the records on which they were based, and certified them without qualification. KPMG also confirmed that the Consolidated Financial Statements complied with U.S. GAAP and that the exemption in the German Commercial Code, section 292, applied. The auditor's report for the SAP AG accounts includes a statement that the Company's risk management system meets the statutory requirements.

The audit reports prepared by KPMG were sent to all Audit Committee and Supervisory Board members in good time.

The auditor attended the meeting of the Audit Committee on March 16, 2005 and the audit meeting of the full Supervisory Board on March 17, 2005, and reported the results of the audit in detail. The auditor then discussed the results with the Supervisory Board and satisfied the Supervisory Board it had conducted the audit properly.

The Supervisory Board approved the audit and gave its consent to the Consolidated Financial Statements, the SAP AG Financial Statements, and the combined Review of SAP Group and SAP AG Operations. The Financial Statements and Review of Operations were thus formally adopted. The Supervisory Board has checked the Executive Board's proposal to recommend to the Annual General Shareholders' Meeting that retained earnings be appropriated for a dividend of €1.10 per entitled no-par ordinary share for 2004 and endorses the proposal.

Since SAP not only achieved the growth forecast for 2004 but exceeded it in terms of basic earnings per share, the Company more than satisfied the expectations of the shareholders. Thanks to the commitment of the employees and the Executive Board, the Company's strategy has once again borne fruit. The Supervisory Board is very grateful to all of the employees and Executive Board members for their hard work.



Prof. Dr. h. c. Hasso Plattner
for the Supervisory Board
Walldorf, March 17, 2005





COMPENSATION REPORT

This SAP compensation report outlines the principles that the Company applies to determine compensation for Executive Board and Supervisory Board members and sets out compensation levels and structures. This report also contains information about Executive Board members' stock-based compensation plans, shares held by Executive Board and Supervisory Board members, and the directors' dealings required to be disclosed in accordance with the German Securities Trading Act.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, appointed by the SAP Annual General Shareholders' Meeting to be the auditor of the SAP AG and SAP consolidated accounts, checked this compensation report for accuracy and for compliance with the relevant provisions of the German Corporate Governance Code.

1 EXECUTIVE BOARD

1.1 EXECUTIVE BOARD COMPENSATION

The Executive Board compensation package is defined by the Compensation Committee of the Supervisory Board, of which the current members are Supervisory Board Chairperson Prof. Dr. h. c. mult. Hasso Plattner, Prof. Dr. Wilhelm Haarmann, and Dr. Gerhard Maier.

Executive Board members' compensation is intended to reflect the Company's size and global presence as well as its economic and financial standing. The level is intended to be internationally competitive to reward committed, successful work in a dynamic environment.

The compensation of the Executive Board as a body is performance-based. It has three elements: a fixed element, a variable directors' profit-sharing bonus, and a stock-based element. A compensation target is set for the total of fixed and directors' profit-sharing elements. The Company reviews the compensation target every year in the light of SAP's business and directors' compensation at comparable companies on the international stage.

Criteria applying to the elements of Executive Board compensation:

- The fixed element is paid as a monthly salary.
- The directors' profit-sharing element depends on the SAP Group's success in achieving its target for operating income before stock-based compensation expenses and acquisition-related charges and on software revenue growth. On February 9, 2005, the Supervisory Board's Compensation Committee assessed the Company's performance against the agreed target and determined how much directors' profit-sharing was payable. The Company will make the payment after the Annual General Shareholders' Meeting in May.
- Stock-based compensation takes the form of share options issued under SAP SOP 2002, a plan that the SAP Annual General Shareholders' Meeting approved on May 3, 2002. Details of the plan and the terms of options under it are set out in Note 23 to the Consolidated Financial Statements.

For options granted to members of the Executive Board in and from February 2004, the SAP SOP 2002 plan conditions provide for a potential limitation on the subscription rights to the extent that the Supervisory Board determines that, by exercising the rights, the option holder would make a profit that would be characterized as a windfall by, combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeding twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG undertakes to pay back to the option holders any expenses they may incur through fees, taxes, or deductions related to the limit on achievable income. The subscription rights shall only be limited if the Supervisory Board determines that the windfall results from significant extraordinary, unforeseeable developments that the Executive Board is not responsible for.

The number of stock options to be issued to each individual member of the Executive Board was decided by the Compensation Committee at its meeting on February 17, 2004, and reflected the fair value of the options.

Executive Board members' compensation in fiscal year 2004:

				2004	2003
	Salary	Directors' profit sharing	Others[1]	Total	
	€(000)	€(000)	€(000)	€(000)	€(000)
Prof. Dr. Henning Kagermann (CEO)	600	2,461	17	3,078	3,383
Shai Agassi	405	1,641	46	2,092	2,200
Léo Apotheker	400	1,641	0	2,041	2,246
Dr. Werner Brandt	350	1,436	15	1,801	1,864
Prof. Dr. Claus E. Heinrich	400	1,641	16	2,057	2,260
Gerhard Oswald	400	1,641	9	2,050	2,252
Dr. Peter Zencke	400	1,641	20	2,061	2,271
Prof. Dr. h. c. Hasso Plattner (Co-CEO and member until May 9, 2003)					1,450
				15,180	**17,926**

[1] Payout pension contributions, insurance contributions, non-cash benefits (company cars).

For all members, in 2004 fixed salaries totaled €3,078 thousand (2003: €3,371 thousand) and variable components totaled €12,102 thousand (2003: €14,555 thousand). For members who joined or left the Executive Board during the fiscal year, the table shows only compensation for their time in membership.

Another factor was the reduction in the number of members from eight to seven in 2003.



In addition to the compensation above, in 2004 Shai Agassi received €704 thousand (2003: €860 thousand) in cash from stock-based compensation entitlements that he received as a member of the management of TopTier Software, Inc. prior to the acquisition of TopTier by SAP. When it acquired TopTier in 2001, SAP agreed to pay these entitlements to all former employees and managers of TopTier who were still SAP employees after a certain period.

During 2004, members of the Executive Board received the following stock options under SAP SOP 2002:

	Stock options
Prof. Dr. Henning Kagermann (CEO)	50,000
Shai Agassi	28,000
Léo Apotheker	28,000
Dr. Werner Brandt	28,000
Prof. Dr. Claus E. Heinrich	28,000
Gerhard Oswald	28,000
Dr. Peter Zencke	28,000
	218,000

At grant, the fair value of the stock options granted to the Executive Board members under SAP SOP 2002 was €43.61 per option. The term of the options is five years.

Retirement pension plan

On January 1, 2000, SAP AG introduced a contributory retirement pension plan. At that time the performance-based retirement plan was discontinued for Executive Board members. Entitlements accrued up to December 31, 1999, were unaffected.

In 2004, pension benefits of €247 thousand (2003: nil) were paid to former Executive Board members. As of December 31, 2004, the projected benefit obligation for former Executive Board members was €10,819 thousand (2003: €10,255 thousand).

1.2 STOCK-BASED COMPENSATION AWARDS HELD BY EXECUTIVE BOARD MEMBERS

Members of the Executive Board hold stock-based compensation awards granted to them in previous years under SAP SOP 2002 and LTI Plan 2000. Details and terms of the two plans are set out in Note 23 to the consolidated financial statements.

SAP SOP 2002

The table below shows stock options held by members of the Executive Board on December 31, 2004, granted in 2003 and 2004 under SAP SOP 2002.

The exercise prices listed in the table for SAP SOP 2002 stock options are 110% of the base price of an SAP AG ordinary share. The base price is the arithmetic mean SAP share closing auction price in the Frankfurt stock exchange Xetra trading system (or its successor system) over the five business days immediately before the issue date of that stock option. The exercise price is not less than the closing auction price on the day before the issue date.



	Exercise price in €	Vested as of December 31, 2004 Number of options	Vested as of December 31, 2004 Remaining term in years	Not vested as of December 31, 2004 Number of options	Not vested as of December 31, 2004 Remaining term in years	Total Number of options	Total Remaining term in years
Prof. Dr. Henning Kagermann (CEO)	90.37	–	–	80,000	3.16	80,000	3.16
	149.99			50,000	4.13	50,000	4.13
Shai Agassi	90.37	–	–	30,000	3.16	30,000	3.16
	99.13	–	–	30,000	3.67	30,000	3.67
	149.99			28,000	4.13	28,000	4.13
Léo Apotheker	90.37	–	–	30,000	3.16	30,000	3.16
	149.99			28,000	4.13	28,000	4.13
Dr. Werner Brandt	90.37	–	–	30,000	3.16	30,000	3.16
	149.99			28,000	4.13	28,000	4.13
Prof. Dr. Claus E. Heinrich	90.37	–	–	45,000	3.16	45,000	3.16
	149.99			28,000	4.13	28,000	4.13
Gerhard Oswald	90.37	–	–	45,000	3.16	45,000	3.16
	149.99			28,000	4.13	28,000	4.13
Dr. Peter Zencke	90.37	–	–	45,000	3.16	45,000	3.16
	149.99			28,000	4.13	28,000	4.13
		–		**553,000**		**553,000**	

LTI Plan 2000

Beneficiaries under LTI Plan 2000 could choose between convertible bonds and stock options. The chief difference was in the way the exercise or conversion price was determined. The bond conversion price depends on the closing price of the SAP share the day before the convertible bond was issued, while the stock option exercise price varies with the performance of the SAP share over time against the Goldman Sachs Software Index.

LTI Plan 2000 stock options

The table below shows stock options held by members of the Executive Board on December 31, 2004, granted in earlier years under LTI Plan 2000.

The exercise prices listed for LTI Plan 2000 stock options reflect the prices payable by an Executive Board member for one SAP ordinary share upon exercise of the option on December 31, 2004. The exercise prices are variable. They vary with the performance of the SAP ordinary share over time against the Goldman Sachs Software Index.



	Exercise price in €	Vested as of December 31, 2004 Number of options	Vested as of December 31, 2004 Remaining term in years	Not vested as of December 31, 2004 Number of options	Not vested as of December 31, 2004 Remaining term in years	Total Number of options	Total Remaining term in years
Prof. Dr. Henning Kagermann (CEO)	70.90	28,032	5.14	0	–	28,032	5.14
	86.16	25,987	6.14	13,388	6.14	39,375	6.14
Shai Agassi	–	–	–	–	–	–	–
Léo Apotheker	106.44	7,218	7.14	14,657	7.14	21,875	7.14
Dr. Werner Brandt	86.16	0	–	2,125	6.14	2,125	6.14
Prof. Dr. Claus E. Heinrich	70.90	20,532	5.14	0	–	20,532	5.14
	86.16	18,150	6.14	9,350	6.14	27,500	6.14
Gerhard Oswald	86.16	0	–	9,350	6.14	9,350	6.14
	106.44	–	–	20,938	7.14	20,938	7.14
Dr. Peter Zencke	70.90	6,981	5.14	0	–	6,981	5.14
	86.16	9,075	6.14	9,350	6.14	18,425	6.14
		115,975		**79,158**		**195,133**	

LTI Plan 2000 convertible bonds

The table below shows convertible bonds held by members of the Executive Board on December 31, 2004, granted in earlier years under LTI Plan 2000.

The exercise prices listed in the table for LTI Plan 2000 convertible bonds reflect the prices payable by an Executive Board member for one SAP ordinary share on conversion of the bond. The exercise prices are fixed and correspond to the quoted price of one SAP ordinary share on the business day immediately preceding the grant of the convertible bond.

	Exercise price in €	Vested as of December 31, 2004 Number of bonds	Vested as of December 31, 2004 Remaining term in years	Not vested as of December 31, 2004 Number of bonds	Not vested as of December 31, 2004 Remaining term in years	Total Number of bonds	Total Remaining term in years
Prof. Dr. Henning Kagermann (CEO)	290.32	22,425	5.14	0	–	22,425	5.14
	191.25	20,790	6.14	10,710	6.14	31,500	6.14
	151.50	29,700	7.14	60,300	7.14	90,000	7.14
Shai Agassi	–	–	–	–	–	–	–
Léo Apotheker	334.67	23,850	5.14	0	–	23,850	5.14
	191.25	19,800	6.14	10,200	6.14	30,000	6.14
	151.50	5,775	7.14	11,725	7.14	17,500	7.14
Dr. Werner Brandt	191.25	3,300	6.14	1,700	6.14	5,000	6.14
	151.50	9,900	7.14	20,100	7.14	30,000	7.14
Prof. Dr. Claus E. Heinrich	290.32	16,425	5.14	0	–	16,425	5.14
	191.25	14,520	6.14	7,480	6.14	22,000	6.14
	151.50	16,500	7.14	33,500	7.14	50,000	7.14
Gerhard Oswald	290.32	16,425	5.14	0	–	16,425	5.14
	191.25	14,520	6.14	7,480	6.14	22,000	6.14
	151.50	8,250	7.14	16,750	7.14	25,000	7.14
Dr. Peter Zencke	290.32	16,425	5.14	0	–	16,425	5.14
	191.25	14,520	6.14	7,480	6.14	22,000	6.14
	151.50	16,500	7.14	33,500	7.14	50,000	7.14
		269,625		**220,925**		**490,550**	

Rights exercised by members of the Executive Board in 2004 under LTI Plan 2000 stock options and convertible bonds:

	Stock options Number of options	Stock options Weighted average exercise price per option in €	Convertible bonds Number of bonds	Convertible bonds Weighted average exercise price per bond in €
Gerhard Oswald	26,368	88.02	–	–
Dr. Werner Brandt	4,125	76.56	–	–
	30,493	**86.47**	**–**	**–**

1.3 EXECUTIVE BOARD SHAREHOLDINGS

No member of the Executive Board holds more than 1% of the subscribed capital of SAP AG. Members of the Executive Board held a total of 23,971 SAP shares on December 31, 2004.

The table below shows transactions by Executive Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a in 2004.





Transactions in SAP shares and ADRs				
Notifying party	**Transaction date**	**Transaction**	**Number**	**Unit price**
Shai Agassi	October 28, 2004	Purchase of ADRs	70,000	US$42.5593
Dr. Werner Brandt	July 30, 2004	Exercise of subscription right	4,125	€76.5640
	July 30, 2004	Sale of shares	4,125	€132.4160
Gerhard Oswald	May 17, 2004	Exercise of subscription right	6,981	€69.3009
	May 17, 2004	Exercise of subscription right	10,312	€104.0341
	May 17, 2004	Exercise of subscription right	9,075	€84.2106
	May 17, 2004	Sale of shares	26,368	€122.63

1.4 OTHER INFORMATION

In 2004, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board.

As far as the law permits, SAP AG and SAP AG's affiliated companies in Germany and elsewhere indemnify and hold harmless their respective directors and officers against and from the claims of third parties. To this end the Company maintains group liability insurance for its directors and officers. The policy is annual and is renewed from year to year. The insurance covers the personal liability of the insured group for financial loss caused by its managerial acts and omissions. There is no deductible as envisaged in the German Corporate Governance Code, section 3.8, paragraph 2. SAP does not believe that the motivation and responsibility that the members of the Executive and Supervisory Boards bring to their duties can be improved by such a deductible element. For this reason, SAP regards a deductible as unnecessary for the insured group.

2 SUPERVISORY BOARD

2.1 SUPERVISORY BOARD COMPENSATION

SAP AG Supervisory Board compensation is governed by the Company's Articles of Incorporation, section 16. It provides that each member of the Supervisory Board receives compensation composed of a fixed element and a variable element as well as reimbursement of his or her expenditure. The variable element is linked to the dividend. The Chairperson and Deputy Chairperson are paid more fixed compensation and more variable compensation than the other members.

The fixed element is €50,000 for the Chairperson, €37,500 for the Deputy Chairperson, and €25,000 for other members of the Supervisory Board. The fixed element is paid after the end of the fiscal year.

For each €0.01 by which the dividend distributed per share exceeds €0.40, the variable element is €2,000 for the Chairperson, €1,500 for the Deputy Chairperson, and €1,000 for other members of the Supervisory Board. The variable element is paid on the first business day following the Annual General Shareholders' Meeting resolving upon the appropriation of the retained earnings for the relevant fiscal year.

The aggregate compensation cannot exceed €100,000 for the Chairperson, €75,000 for the Deputy Chairperson, and €50,000 for other members.

Subject to resolutions of the Annual General Shareholders' Meeting on May 12, 2005, the compensation paid to Supervisory Board members in respect of fiscal year 2004 will be as set out in the table below.

			2004	2003
	Fixed compensation	Variable compensation	Total compensation	Total compensation
	€(000)	€(000)	€(000)	€(000)
Prof. Dr. h. c. mult. Hasso Plattner (Chairperson, member and Chairperson since May 9, 2003)	50.0	50.0	100.0	66.7
Helga Classen (Deputy Chairperson)	37.5	37.5	75.0	75.0
Willi Burbach	25.0	25.0	50.0	50.0
Prof. Dr. Wilhelm Haarmann	25.0	25.0	50.0	50.0
Dietmar Hopp (Chairperson until May 9. 2003)	25.0	25.0	50.0	70.8
Bernhard Koller	25.0	25.0	50.0	50.0
Christiane Kuntz-Mayr	25.0	25.0	50.0	50.0
Klaus-Dieter Laidig (Member until May 9, 2003)	0	0	0	20.8
Lars Lamadé	25.0	25.0	50.0	50.0
Dr. Gerhard Maier	25.0	25.0	50.0	50.0
Dr. h. c. Hartmut Mehdorn	25.0	25.0	50.0	50.0
Pekka Ala-Pietilä	25.0	25.0	50.0	50.0
Prof. Dr. Dr. h. c. August-Wilhelm Scheer	25.0	25.0	50.0	50.0
Dr. Barbara Schennerlein	25.0	25.0	50.0	50.0
Stefan Schulz	25.0	25.0	50.0	50.0
Dr. Dieter Spöri	25.0	25.0	50.0	50.0
Dr. h. c. Klaus Tschira	25.0	25.0	50.0	50.0
Total	**437.5**	**437.5**	**875.0**	**883.3**

Supervisory Board compensation in respect of fiscal year 2003, totaling €883.3 thousand, comprised fixed and variable elements in equal measure. In addition, SAP reimburses to members of the Supervisory Board the value-added tax payable on their compensation.

2.2 STOCK-BASED COMPENSATION CONTRACTS HELD BY SUPERVISORY BOARD MEMBERS

Members are not offered stock options or other stock-based compensation for their Supervisory Board work. Any stock options or other stock-based compensation received by employee-elected members relate to their position as SAP employees and not to their work on the Supervisory Board.



2.3 SUPERVISORY BOARD SHAREHOLDINGS

Note 22 to the consolidated financial statements shows the shareholdings of Supervisory Board members Hasso Plattner (Chairperson), Dietmar Hopp, and Klaus Tschira, and the companies they control, on December 31, 2004. No other member of the Supervisory Board held more than 1% of SAP's subscribed capital. On December 31, 2004, Supervisory Board members held 106,789,190 SAP shares.

The table below shows transactions by Supervisory Board members and persons closely associated with them notified to SAP pursuant to the German Securities Trading Act, section 15a in 2004.

Transactions in SAP shares and ADRs				
Notifying party	**Transaction date**	**Transaction**	**Number**	**Unit price**
Hasso Plattner Förderstiftung, gemeinnützige GmbH	December 14, 2004	Sale of shares	745,546	€134.13
Dr. h. c. Klaus Tschira	July 27, 2004	Security loan transfer of shares	1,500,000	
	July 27, 2004	Right and duty to accept return of shares	1,500,000	
	July 27, 2004	Purchase of single derivative instrument (Number = shares underlying)	1,125,000	€127.65

2.4 OTHER INFORMATION

In 2004, SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of any member of the Supervisory Board.

Hasso Plattner, the Chairperson of the Supervisory Board, entered into a consulting contract with SAP after he joined the Supervisory Board in May 2003. The contract does not provide for any compensation. The only cost incurred by SAP in 2004 under the contract was the reimbursement of expenses.

As far as the law permits, SAP AG indemnifies Supervisory Board members against, and holds them harmless from, claims brought by third parties. To this end the Company maintains directors' and officers' group liability insurance. Section 1.4 of this compensation report contains more information about the insurance.

FINANCIAL INFORMATION

Since 1999, we have prepared our consolidated financial statements in accordance with the accounting principles generally accepted in the United States (U.S. GAAP). This ensures direct comparability with the financial statements of our international competitors. In addition to the many disclosures required under U.S. GAAP, the notes to our statements contain a great deal of extra detail that we provide voluntarily. The review of operations meets the requirements of the German Commercial Code or Handelsgesetzbuch (HGB), but it also contains additional voluntary information. We are committed to increasing transparency, as the international financial community rightly demands.

CONSOLIDATED FINANCIAL STATEMENTS

INFORMATION ON FORWARD-LOOKING STATEMENTS AND NON-GAAP MEASURES

FORWARD-LOOKING STATEMENTS

Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "assume," "believe," "counting on," "continue," "estimate," "expect," "forecast," "intend," "is confident," "may," "outlook," "plan," "predict," "project," "should," "target," "wants," "will," "would," and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in SAP's filings with the U.S. Securities and Exchange Commission (SEC), including SAP's most recent annual report on Form 20-F for 2003 filed with the SEC and SAP's Form 20-F annual report for 2004, which will be filed with the SEC before June 30, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

NON-GAAP MEASURES

The review of operations and other sections of this annual report disclose certain financial measures, such as pro-forma operating income and pro-forma expenses, pro-forma net income and pro-forma earnings per share (EPS), cash earnings according to DVFA/SG, and currency-adjusted year-on-year changes in revenue and operating income. These measures are not prepared in accordance with generally accepted accounting principles and are therefore considered non-GAAP financial measures. The non-GAAP measures included in this annual report are reconciled to the nearest U.S. GAAP measure, as is required under SEC rules regarding the use of non-GAAP financial measures. However, the non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro-forma measures used by SAP may be different from pro-forma measures used by other companies.

Management believes that pro-forma operating income, pro-forma expenses, pro-forma net income, and pro-forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of our core operations. The pro-forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.

Eliminated expenses in pro-forma expenses, pro-forma operating income, pro-forma net income, and pro-forma EPS are defined as follows:

- Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR and LTI) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.
- Acquisition-related charges include amortization of intangible assets acquired in acquisitions.
- Impairment-related charges include other-than-temporary impairment charges on minority equity investments.

Pro-forma expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:

(in millions of €)	U.S. GAAP	Reconciliation		Pro-forma
		Stock-based compen-sation	Acquisition-related charges	
2004				
Cost of product	804	1	21	782
Cost of service	1,784	19	6	1,759
Research and development	1,020	7	2	1,011
Sales and marketing	1,524	8	1	1,515
General and administration	366	3	0	363
Operating income	2,018	38	30	2,086
2003				
Cost of product	839	10	24	805
Cost of service	1,694	32	-	1,662
Research and development	996	43	2	951
Sales and marketing	1,411	30	-	1,381
General and administration	354	15	-	339
Operating income	1,724	130	26	1,880

Pro-forma net income and pro-forma EPS reconcile to the nearest U.S. GAAP measure as follows:

	U.S. GAAP	Reconciliation (net after tax)			Pro-forma
		Stock-based compen-sation	Acquisition-related charges	Impairment-related charges	
2004					
Net income in millions of €	1,311	24	18	5	1,358
Earnings per share in €	4.22	0.08	0.06	0.01	4.37
2003					
Net income in millions of €	1,077	88	15	14	1,194
Earnings per share in €	3.47	0.28	0.05	0.04	3.84

Currency-adjusted year-on-year changes in revenue and operating income are calculated based on those figures for fiscal year 2004 that result from a translation into euros of the income statements of foreign operations using the average exchange rates of the respective prior-year periods. Management believes that such currency-adjusted measures provide supplemental meaningful information to the investor as they show how the Company would have performed if it had not been affected by changes in currencies.

Currency-adjusted year-on-year changes in revenue and operating income reconcile to the respective unadjusted year-on-year changes as follows:

	Percentage change from 2003 to 2004 as reported	Currency-adjusted percentage change from 2003 to 2004	Currency impact
	%	%	%
Software revenue	+ 10	+ 13	- 3
Maintenance revenue	+ 10	+ 13	- 3
Product revenue	**+ 10**	**+ 13**	**- 3**
Consulting revenue	+ 1	+ 4	- 3
Training revenue	+ 1	+ 4	- 3
Service revenue	**+ 1**	**+ 4**	**- 3**
Other revenue	**+ 3**	**+ 6**	**- 3**
Total revenue	**+ 7**	**+ 10**	**- 3**
Germany[1]	+ 7	+ 7	± 0
Rest of EMEA[1]	+ 6	+ 6	± 0
United States[1]	+ 9	+ 19	- 10
Rest of Americas[1]	+ 10	+ 18	- 8
Japan	- 12	- 10	- 2
Rest of Asia-Pacific[1]	+ 21	+ 25	- 4
Total revenue	**+ 7**	**+ 10**	**- 3**
Operating income	**+ 17**	**+ 22**	**- 5**

[1] based upon the location of the customer

Cash earnings according to DVFA/SG is an adjusted cash flow measure developed by the German Society of Investment Analysis and Asset Management to improve comparability across companies. The reconciliation from cash earnings according to DVFA/SG to net income is provided on page 33 of this annual report.

In addition, management gives guidance based on non-GAAP financial measures as defined above. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock-based compensation, impairment-related charges, and acquisition-related charges. Management views these expenses as less meaningful in assessing the financial performance of SAP's core operations, or they are factors outside management's control, dependent on SAP's share price or the share price of companies we acquire or in which we invest.

INDEPENDENT AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, Walldorf comprising the balance sheet, the income statement, the statements of changes in shareholders' equity and cash flows, as well as the notes thereto as of and for the business year from January 1 to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with Auditing Standards Generally Accepted in the United States of America (U.S. GAAS). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present a true and fair view of the net assets, financial position, results of operations and cash flows of the SAP-Group in the business year in accordance with Accounting Principles Generally Accepted in the United States of America (U.S. GAAP).

Our audit, which also extends to the combined Review of SAP Group and SAP AG Operations prepared by SAP AG's management for the business year from January 1 to December 31, 2004, has not led to any reservations. In our opinion on the whole the Review of SAP Group and SAP AG Operations provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Review of SAP Group and SAP AG Operations for the business year from January 1 to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Mannheim, Germany
March 9, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft






KPMG DEUTSCHE TREUHAND-GESELLSCHAFT AKTIENGESELLSCHAFT
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
BERLIN UND FRANKFURT a.M.

Schmid
Wirtschaftsprüfer

Walter
Wirtschaftsprüfer

REVIEW OF SAP GROUP AND SAP AG OPERATIONS

BUSINESS IN 2004

GLOBAL ECONOMY

Global economic growth stronger than in previous year

After the inertia of 2003, there was noticeably more activity in the global economy in 2004, but some momentum was lost again as the year progressed. Chief among the causes was the second-half deceleration in the United States and China. Nonetheless, 2004 saw some 5 % real growth in the world economy, according to an analysis by the International Monetary Fund (IMF). That is the best annual rate of growth since 2000. Strong demand in Asia and the United States were the key drivers boosting economic activity.

Among the key factors in the global economy in 2004 were the high prices for oil and other raw materials, which led to a sustained rise in costs and a significant reduction in disposable personal income. The Organisation for Economic Co-operation and Development (OECD) also sees the oil price as the real brake on economic activity.

In 2004, the industrialized countries' contribution to the growth of gross world product (the value of all goods produced and services provided) was slightly smaller than that of the emerging countries. Indeed, growth was remarkably strong in the emerging markets in 2004. For example, the IMF estimates that China's gross domestic product (GDP) rose at least 9 %. The combined economies of eastern Asia grew 5.4 % according to the annual "Fall Report" on the state of the global and German economy, published by the six major German economics research institutes. In Japan, the government reported national economic growth of 2.6 % for 2004, a slight improvement on the previous year's 2.5 %, but well below observers' expectations. Late in 2004, the OECD still expected the year's growth in Japan to be 4 %, but these hopes were dashed by a poor fourth quarter. According to the Fall Report, the Russian economy was highly dynamic, with 7 % growth in 2004 (2003: 7.3 %).

The OECD's numbers for the United States economy in 2004 show 4.4 % growth; the figure for 2003 was just under 3.0 %. The OECD also recorded resuscitated growth in the eurozone in 2004 – albeit at a rather modest level. According to the Fall Report, the increase in economic activity in the European Union in 2004 was 2.4 %, whereas only 1 % growth was achieved in the year before.

The OECD's estimate shows Germany still under-performing in comparison, although with economic growth at 1.2 % in 2004 it was doing better than in zero-growth 2003. While personal spending remained restrained under increasing pressure from fuel costs as the year progressed, advances elsewhere provided a welcome boost for German exporters.

IT SECTOR

Global IT industry stronger than in 2003

Research by U.S. investment bank Goldman Sachs showed that, as in the previous year, the information technology (IT) industry lacked impetus worldwide in 2004. Goldman Sachs estimates that in 2004 hardware and software spending was 3 % to 4 % higher than in 2003, failing to keep pace with the increase in global GDP but improving on the previous year's 1 % to 2 % IT spending growth (also a Goldman Sachs estimate).

According to market researcher Gartner, western Europe company budgets for IT services were only 0.3 % higher than in 2003. Market intelligence specialist IDC believes IT budgets grew 1.5 % in Germany. On the other hand, in late November 2004 the German Association for Information Technology, Telecommunications, and New Media (BITKOM) issued results of a membership survey pointing to an increase in IT spending in Germany of 2.5 %.

IT sales were rather livelier in Asia-Pacific than in Europe, in line with the generally more encouraging economic trend in that region. Gartner estimates that IT spending in Asia-Pacific increased 12 % in 2004. But at 10 %, growth in Japan was weaker than in the rest of the region. Gartner calculates that the United States' IT spending grew 4 % in 2004.

Toward the end of 2004, the revenue outlook for IT companies began to improve. However, postponed investments from previous quarters were not yet released. Moreover, Oracle's prolonged efforts to acquire competitor PeopleSoft brought turbulence to the business software arena. AMR Research and Gartner both found that the resultant uncertainty harmed the entire industry – companies were reluctant to spend while confusion reigned about the future of products.

Pictures and graphs are included for illustrative purposes only and are not part of the audited Review of Operations.

BUSINESS AT SAP

A successful year for SAP

SAP enjoyed a successful 2004 although, as in 2003, the trend on the foreign exchanges was disadvantageous to the Company and competition in SAP's segment remained fierce. Key success factors included strong software sales, the expanded product offering, the progress on the Company's open integration and application platform, and the upsurge in channel partnership signings.

- SAP met, and in some cases even exceeded, the operational goals it had formulated at the beginning of 2004. In 2004, SAP posted a 10 % year-on-year rise in software revenue – the first time license sales had improved since 2001 – and fulfilled its own forecast exactly. Total revenue also grew significantly for the first time since 2001. This was accompanied by a rise in operating margin: As SAP forecast, it rose one percentage point. Pro-forma earnings per share increased to €4.37, above SAP's target range of €4.20 to €4.30. SAP succeeded here even though gains by the euro against the U.S. dollar in 2004 reduced the recorded value of revenue earned in dollars. Following its 20 % loss against the euro in 2003, the U.S. dollar declined approximately 10 % against the euro in 2004.
- SAP fortified its market position in 2004. The Company's own analysis indicates that it won 56 % (2003: 53 %) of the business software license space that it contests with its peers. The peer group is defined as Oracle Corp. and PeopleSoft, Inc. (which are currently merging), Siebel Systems, Inc., the relevant business units of Microsoft Corp., and SAP.
- Driving forward SAP NetWeaver was a central plank in strategy. The Company successfully pushed development forward to general release and synchronized all of the technology platform's components in a total package, winning some 1,500 reference customers and more than 2,000 partners. SAP NetWeaver is an open platform and is the technical foundation for mySAP Business Suite solutions and packaged composite applications known as SAP xApps. With SAP NetWeaver, companies can flexibly implement, execute, and improve their business processes. Moreover, SAP NetWeaver is the technology platform for Enterprise Services Architecture, SAP's blueprint for solutions aligned to Web-service standards.
- SAP completed preparations for the general availability of the successor to SAP R/3 – mySAP ERP – and shipped it to some 1,300 customers. From 2005, mySAP ERP will be available to all customers. Powered by SAP NetWeaver, mySAP ERP combines complete, scalable software for enterprise resource planning (ERP) with a flexible, open technology platform.
- The Company's investment in extending its small and mid-size business (SMB) solutions is increasingly bearing fruit. In the SMB segment in 2004, it achieved above-average software revenue growth and strengthened its market position. Moreover, SAP announced the specification of the new SAP Business One version and increased the number of customers and partners.
- The Company concluded key contracts with a number of customers in 2004. The United States Postal Service (USPS), which is the largest postal organization in the world, will manage its human capital resources using mySAP Business Suite. The aim is to improve personnel planning and management, and the related administrative processes, and achieve better customer satisfaction. PepsiCo, Inc., a leading food and beverage company, has selected mySAP Business Suite to streamline its demand and requirement planning, supply-chain management, inventory, and distribution processes. PepsiCo requires a single, integrated process linking supply chain and inventory with customer-facing activities.
- To give its customers the timeframe and cost information that they need to plan their software maintenance and upgrade projects, SAP announced in 2004 the "5-1-2" release and maintenance strategy. This strategy offers customers five years of mainstream maintenance for SAP solutions at the standard maintenance fee, followed by one year of extended maintenance at a 2 %-higher fee, and then the option of two more years at a 4 %-higher fee. After these eight years, customer-specific maintenance begins, which, with a few exceptions, comprises the same range of services.

Organizational improvements continue

To be successful, aside from its intelligent and practical products the Company needs an organizational structure that is geared to SAP's strategic goals and fully addresses the challenges facing SAP's operations. In 2004, the Company accordingly took further steps to enhance its structures and optimize its organization.

- In 2004, the Company continued to push ahead with the globalization of its support and development organizations. In September, SAP opened a new global support center (GSC) in Dalian, China, as part of a network including other GSCs in Ireland, Spain, Austria, and India. The development organization expanded its development locations, primarily in India, China, and Bulgaria.
- To rapidly and flexibly respond to customers' needs for consulting and integration services based on the SAP NetWeaver open platform, SAP gathered in its consulting resources in 2004. It acquired an additional 20% of the shares of its service-provider affiliate SAP Systems Integration AG (SAP SI), taking its total stake just over the 90% mark. The aim of the purchase was to intensify cooperation between SAP SI and the SAP Group's consulting and service organization.
- SAP pursues a strategy of buying businesses to supplement its offering and increase the attractiveness to its range of solutions. Underscoring this strategy, it acquired U.S. software company A2i in July 2004. Specifically, SAP acquired A2i's expertise and technologies to broaden the master data management capabilities of the SAP NetWeaver open integration and application platform.

New collaborative partnerships

SAP entered into new collaboration agreements in 2004 to help the Company build up its industry expertise, test its developments under real conditions, and engage partners in improving its customer offerings.

- SAP's partnership with Microsoft Corp., which started more than 10 years ago, was expanded despite the fact that the two companies compete in the applications market. Notably, the companies aim to ensure that in the future their technology platforms, Microsoft .NET and SAP NetWeaver, work better together. They agreed to a shared plan for the release of certain technology components and to a patent cross-licensing arrangement. While these negotiations were in process, Microsoft approached SAP to sound out the possibility of a merger. Exploratory talks came to an end in the spring of 2004 and there is no intention of resuming discussions.
- SAP strengthened its collaborative ties with IT company IBM in the field of solutions for retailers. Among SAP's contributions were SAP Retail Store and SAP for Retail; IBM contributed Store Integration Framework.
- SAP agreed with consulting firm Deloitte Touche Tohmatsu to share development work on special software and service packages for grocers to provide accurate, rapid traceability of individual products.

SAP hits demanding software revenue target

For 2004, SAP set itself the goal of returning to double-digit software revenue growth, with a target of 10%. The €2,361 million software revenue that the Company recorded was exactly on that target. On a constant currency basis, software revenue climbed 13%. Translated to U.S. dollars for comparison, SAP's software revenue rose 19% – a significantly larger increase than was achieved by the Company's key U.S. peers.

Revenue Breakdown by Type of Activity
in € millions | percent | change since previous year


Training 302
4% | +1%
Software 2,361
31% | +10%
Consulting 1,971
26% | +1%
Other 57
1% | +2%
Maintenance 2,823
38% | +10%

That 2004 was so successful for SAP in terms of software revenue is due largely to its achievement in the United States. The Company believes it shone in the United States and elsewhere principally because of its well-positioned sales organization and the breadth and depth of its product offering.

SAP regularly surveys its customers to find out how they plan to deploy the software they buy. This enables the Company to allocate its software revenue to various software solutions. The 2004 results indicate especially strong growth, 14 % to €501 million, in the customer relationship management segment. ERP solutions were even more successful; revenues of €990 million represented a 23 % increase.

Software Revenue Breakdown by Software Solution
in € millions | percent | change since previous year


Supplier Relationship Management (SRM) 147
6 % | -
Supply Chain Management (SCM) 480
21 % | +1 %
Enterprise Resource Planning (ERP) 990
42 % | +23 %
Customer Relationship Management (CRM) 501
21 % | +14 %
Other 76
3 % | -
Product Lifecycle Management (PLM) 167
7 % | +7 %

At the beginning of 2004, SAP publicly forecast above-average revenue growth for the year in the financial services and public services sectors. The Company successfully met that expectation in both cases – SAP's software sales to public services increased 28 % to €242 million and its software revenue from the financial services sector grew 14 % to €198 million.

On the basis of orders received, 31 % of software revenue was from small and midsize businesses (SMBs – companies with fewer than 2,500 employees or translated revenue of less than one billion U.S. dollars). In 2003, 28 % of SAP's software revenue was from SMBs. The Company therefore met the target it set early in 2004 of significantly increasing sales to SMBs.

Maintenance revenue rises 10 %

In 2004, the Company's maintenance revenue grew 10 % (13 % at constant currencies). Product revenue – software revenue plus maintenance revenue – climbed 10 % from the previous year's €4,716 million to €5,184 million in 2004.

Consulting and training revenues grow slightly

SAP concentrated on growing product revenue in 2004. As a result, consulting revenue only grew 1 % (4 % at constant currencies) to €1,971 million in 2004.

The Company turned training revenue around after it had declined in the two previous years. In 2004, training revenue was €302 million, an increase of 1 % (4 % at constant currencies). One of the reasons for the upturn was that demand for training grew in 2004 in the wake of accelerating software sales.

Driven chiefly by the strong advance of software revenue, total revenue rose 7 % to €7,514 million. Excluding currency effects, the increase was appreciably higher at 10 %.

Total Revenues
in € millions | change since previous year


6,265
+23 %
7,341
+17 %
7,413
+1 %
7,025
-5 %
7,514
+7 %
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004

Revenue grows in all regions

SAP succeeded in increasing its total revenue in all regions. In 2003, the Company's revenue growth in Germany, the home market, was subdued, but in 2004 German revenue grew a remarkable 7 %. Germany's contribution of €1,780 million represented almost one-fourth of the Group's revenue. The Company's revenue from the rest of the Europe, Middle East, and Africa (EMEA) region increased 6 % to €2,443 million. The upturn in revenue was most noticeable in the second half of the year, both in Germany and the rest of the EMEA region.

At the beginning of 2004, SAP forecast better-than-average revenue growth in the United States and the Asia-Pacific region, and these expectations were fulfilled. The Company achieved 9 % growth (19 % at constant currencies) in the United States and 21 % growth (25 % at constant currencies) in Asia-Pacific (except Japan). U.S. sales valued at €1,894 million represented 25 % of SAP's total revenue and reinforced the Company's position in this, the key market for business software.

In Asia-Pacific, SAP's revenue growth was especially strong in the emerging markets of China and India. On the other hand, the operating environment in Japan remained problematic and affected revenue, which declined 12 % to €387 million. Excluding the negative impact of currency effects, revenue declined 10 % in Japan. SAP's revenue in the entire Asia-Pacific region was €867 million, an increase of 3 % on the previous year's result.

Revenue Breakdown by Sales Destination

in € millions | percent | change since previous year



Rest of Asia-Pacific 480
6 % | +21 %
USA 1,894
25 % | +9 %
Rest of Americas 530
7 % | +10 %
Japan 387
5 % | -12 %
Germany 1,780
24 % | +7 %
Rest of EMEA 2,443
33 % | +6 %

SAP steps up sales to public services

SAP's revenue grew in all industry sectors. Total revenue from discrete industries, consumer industries, and financial services was 9 % higher than in 2003. Discrete industries generated 24 % of all SAP revenue, making them the biggest contributor – a mantle previously worn by the service industries. Sales to public services grew to €694 million, a double-digit increase in percentage terms. This increased the contribution that sales to that sector made to SAP's total revenue.

Revenue Breakdown by Sector

in € millions | percent | change since previous year



Financial services 519
7 % | +9 %
Service industries 1,674
22 % | +1 %
Consumer industries 1,350
18 % | +9 %
Public services 694
9 % | +15 %
Process industries 1,469
20 % | +6 %
Discrete industries 1,808
24 % | +9 %

SAP improves operating margin

For 2004, SAP set a goal of improving efficiency, and at the beginning of the year the Company forecast a one-percentage-point gain in pro-forma operating margin. It fulfilled that forecast with an increase from 27 % to 28 %. Over the past five years, SAP has increased its pro-forma operating margin almost eight percentage points. The pro-forma operating margin expresses the ratio between pro-forma operating income (operating income excluding expenses for stock-based compensation and acquisition-related charges) and total revenue. In 2004, the operating margin including expenses for stock-based compensation and acquisition-related charges was 27 %, an increase of two percentage points.

Operating Margin
(before stock-based compensation and acquisition-related charges)
in percent | change since previous year


20
20
23
27
28
24
18
12
6
0
2000
2001
2002
2003
2004

Continued success in managing costs

Cost of product was €804 million, 4 % lower than in 2003, reflecting the more advantageous cost structure for the purchase of third-party licenses and greater efficiency in the support organization. The Company reduced pro-forma cost of product, which excludes costs for stock-based compensation and acquisition-related charges, 3 % to €782 million. The product margin climbed two percentage points to 84 %.

Operating Expenses Breakdown
(excluding stock-based compensation and acquisition-related charges)
in € millions | percent | change since previous year


General and administration 363
7 % | +7 %
Sales and marketing 1,515
28 % | +10 %
Research and development 1,011
19 % | +6 %
Cost of product 782
14 % | -3 %
Cost of service 1,759
32 % | +6 %
Other -2
0 % | -

Cost of service was €1,784 million, 5 % higher than in 2003. Pro-forma cost of service, which excludes expenses for stock-based compensation and acquisition-related charges, was €1,759 million, an increase of 6 % on the previous year's figure. The service margin decreased three percentage points to 22 %.

One substantial component in the cost of service increase and the related service margin decline was the recruitment of new consultants, who did not reach full productivity in 2004. The percentage increase in cost of service was kept down to slightly less than the 6 % increase in headcount (expressed in full-time equivalents – FTEs). The margin was also impacted by growing pressure on prices in the consulting market.

In the course of the year, SAP built new development capacity, and developer headcount (in FTEs) increased 12 %. However, research and development expenses rose only 2 % in 2004, from €996 million to €1,020 million. This was chiefly because development capacity was stepped up more in key emerging economies where salary levels are lower. Excluding expenses for stock-based compensation and acquisition-related charges, research and development expenses rose 6 % to €1,011 million in 2004.

Sales and marketing expenses increased 8 % to €1,524 million in 2004. Pro-forma sales and marketing expenses (that is, excluding expenses for stock-based compensation and acquisition-related charges) increased 10 % to €1,515 million. Sales and marketing expenses equaled 20 % of total revenue, which was the same ratio as in 2003.

General and administration expenses increased only 3 % to €366 million, despite the investment in setting up a European shared service center. General and administration expenses represented 5 % of total revenue, as they did in the previous year. Pro-forma general and administration expenses (that is, excluding expenses for stock-based compensation and acquisition-related charges) increased 7 % to €363 million.

Operating income grows

SAP again succeeded in increasing operating income. The recruitment of many new employees, increased expenses for outsourced services, and more business travel drove total operating expenses up 4 % (6 % on pro-forma numbers). However, the increase in total revenue was steeper, resulting in a 17 % rise in operating income to €2,018 million in 2004. Pro-forma operating income (that is, excluding expenses for stock-based compensation and acquisition-related charges) rose 11 % to €2,086 million.

Operating Income
(before stock-based compensation and acquisition-related charges)
in € millions | change since previous year

	2000	2001	2002	2003	2004
Operating income	1,243	1,471	1,688	1,880	2,086
Change	+33%	+18%	+15%	+11%	+11%

SAP secures financial income
In 2004, the Company secured financial income of €41 million, an increase of 141 % on the 2003 figure. Net interest income increased 30% to €56 million, chiefly as a result of the Company's higher level of liquidity. Another factor in the increase was the gain on sales of marketable equity securities. Unrealized losses on the hedge of anticipated cash flow exposures associated with the employee stock appreciation rights (STAR) plan, which are recorded in financial income, were €15 million, the same level as in the previous year.

Steep rises in pretax income and net income
Like operating income, income before income taxes increased 17 %. SAP's income before income taxes in 2004 was €2,073 million. At the same time, the effective tax rate decreased from 39.0 % in 2003 to 36.5 % in 2004, so net income grew 22 % to €1,311 million. Derived from the net income result is the figure for basic earnings per share, which is of importance to investors. In 2003, basic earnings per SAP share were €3.47; the corresponding 2004 figure was €4.22, an increase of 22 %.

SAP regards the related pro-forma figures as providing meaningful information because they neutralize the impact of expenses for stock-based compensation, acquisition-related charges, and impairment charges associated with minority investments. This assists certain comparisons between companies and between years. SAP's pro-forma net income for 2004 was €1,358 million, an increase of 14 % on the previous year. Pro-forma earnings per share climbed 14 % from €3.84 in 2003 to €4.37 in 2004, better even than the initial forecast range of €4.20 – €4.30.

Liquid assets grow
In 2004, operating cash flow increased 21 % to €1,827 million. Main reason for the increase were the improvements in income.

In 2004, net cash used in investments was €887 million of which €168 million was used for the payments made to increase the Company's stake in SAP SI, €212 million for new investments in intangible assets and in property, plant, and equipment, and €581 million for investment of cash equivalents in time deposits. The net cash used for investments was 22 % less than in 2003, primarily because the increase in time deposits was significantly lower than in 2003.

In 2004, SAP increased its dividend to shareholders 33 % in view of the Company's 2003 results. Net cash used in financing activities increased 22 % in 2004 to €372 million, chiefly as a result of the dividend increase.

Cash and cash equivalents held at the end of 2004 came to €1,513 million, a 54 % increase on the figure for 2003. Liquid assets, comprising cash and cash equivalents as well as time deposits, increased 52 % to €3,196 million.

To gain financial flexibility, in November 2004 SAP established a €1,000 million syndicated credit facility through an international group of banks. The Company already had other lines of credit in place; the new line was arranged to provide additional liquidity. SAP has no current plans to draw on the facility.

Assets grow; equity ratio improves

The growth of liquid assets was the chief factor in the 20% growth in total assets to €7,585 million at the end of 2004 (2003: €6,326 million). Fixed assets grew slightly, by 1%. A decline in financial assets was counterbalanced chiefly by the investment in intangible assets. The equity-to-fixed-assets ratio rose again, from 231% in 2003 to 283% in 2004.

Investments
in € millions | change since previous year


286
-19%
800
+180%
309
-61%
275
-11%
338
+23%
800
600
400
200
0
2000
2001
2002
2003
2004

SAP improved receivables management, as it repeatedly has for several years. The Company reduced its rolling 12-month average collection period, which is measured in days' sales outstanding (DSO), by five days to 71 days.

Net income growth increased shareholders' equity in SAP. The equity ratio (that is, the ratio of equity to total assets) increased two percentage points to 61% in 2004.

Consolidated Balance Sheet Breakdown
in percent


Assets
Liabilities
Shareholders' equity
Long-term
Short-term
59
61
32
26
6
5
68
74
35
34
100
80
60
40
20
0
2003
2004
2003
2004

Financial instruments minimize risks

As a global company, SAP is subject to various financial risks. Every month, the SAP sales companies in each country transfer to SAP AG, the parent company, a license fee based on their software and maintenance revenues. Those fees are mainly paid in local currencies, and, to hedge foreign exchange risks, SAP sells currencies forward under contracts that generally run for 12 months. Without exception, all of SAP's currency futures transactions relate to underlying business rather than speculation.

Along with fixed salary, SAP employee compensation may include elements that vary with the performance of SAP ordinary shares. The STAR plan is such an element, passing weighted stock appreciation value on to employees. SAP uses derivative instruments from independent banks to manage the associated share-price risk. Each of these contracts is subject to the Company's internally stipulated policies concerning the creditworthiness of the bank concerned. For details about the use of hedging contracts, see the notes to the consolidated financial statements.

SAP AG financial statements reflect revenue growth

As in previous years, SAP is filing not only consolidated financial statements for the SAP Group but also separate annual financial statements for its parent company, SAP AG. Whereas the consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP), SAP AG standalone financial statements are required to be filed in accordance with the accounting principles defined in the German Commercial Code or *Handelsgesetzbuch* (HGB).

As in the past, the major source of the revenue reported in the SAP AG statements was software license fees paid by subsidiaries. Thus SAP AG's 12% revenue increase to €3,317 million in 2004 primarily results from the increase in product revenue posted by the SAP Group. Another factor was a change in the recording of third-party database management system license fees, which SAP AG collects and pays and which increased the revenue figure and the other operating expense figure by equal amounts. SAP AG's cost of services and materials almost entirely comprises third-party services, including those provided by SAP subsidiaries. This figure rose 24%. Personnel expenses, mainly the labor cost of the developers, service and support staff, and administration staff employed by SAP AG, were 2% lower than in the previous year at €749 million despite the headcount growth. The major factor in the decrease was a lower expense for stock-based compensation than in 2003. Depreciation and amortization expenses rose 1% to €335 million.

In 2003, a transfer, within the SAP Group, of shares of an SAP subsidiary company resulted in income from liquidation and realization of hidden reserves totaling €315 million in the SAP AG financial statements. No such structural measures were undertaken in 2004, and the figure for other operating expenses was consequently 55 % lower in 2004 at €307 million. This was the main reason why operating income declined 30 % to €703 million in 2004.

Higher interest income earned on liquid assets in 2004 and lower writedowns on financial assets combined to increase SAP AG's finance income 37 % to €490 million. Since that increase did not fully compensate the decline in operating income, pretax income at €1,193 million was 12 % less than in 2003. SAP AG's effective tax rate for 2004 was 36 %. The 2003 effective tax rate was considerably lower at 22 %, mainly because of nontaxable income from the intra-group transfers of shares of an SAP subsidiary and from equity securities. Owing to the higher effective tax rate, the 28 % decline in net income to €758 million was more pronounced than the decline in pretax income in 2004.

SAP AG's total assets closed at €5,770 million in 2004. The major factors in the 22 % increase on the 2003 figure were liquid assets and marketable securities. Shareholders' equity grew 17 % to €3,692 million, chiefly as a result of the retained earnings carryforward from the previous year. The equity ratio was 64 %.

Substantial dividend increase recommended

SAP wishes to continue its dividend policy of recent years and believes its shareholders should again benefit appropriately from the Company's success in the fiscal year. As before, the SAP Executive Board and SAP Supervisory Board believe that the dividend should reflect SAP's sustainable profitability. Earnings per share and pro-forma earnings per share both rose steeply in 2004, and the Executive Board and Supervisory Board will recommend a dividend of €1.10 per share to the Annual General Meeting of Shareholders, which would be a 37.5 % increase over the previous year's dividend of €0.80. As a percentage, the recommended dividend increase is greater than the increase in income, conveying the Executive Board's confidence in the sustainability of the Company's earning power.

If the shareholders approve this recommendation and treasury shares remain at the 2004 year-end level, the provisional total amount distributed in dividends would be €341.7 million. This dividend payout ratio (defined as the ratio between total distributed dividends and net income) would rise from 23 % in 2003 to 26 % in 2004 on the basis of the provisional total amount distributed in dividends. The actual amount distributed is expected to be different from the provisional total because the number of shares held in treasury will probably change before the Annual General Meeting of Shareholders. Transactions related to stock-based compensation could also change the amount of capital stock. Aside from the distributed dividend, the Company also returned €141 million to the shareholders by buying back SAP shares in 2004.

EMPLOYEES

Headcount increases significantly

At the beginning of 2004, SAP announced a forecast of 5 % headcount growth for the year, to be staffed chiefly outside of Germany. The Company said that headcount would grow in the United States, that a significant portion of the new positions would be created in India and China, and that there would not be job losses elsewhere.

To accelerate technology and application development, the Company decided in the course of the year to recruit more new employees than originally planned. Year-end full-time equivalent headcount grew 2,595 (9 %) to 32,205. Around 250 of the new employees work for companies bought by the Group in 2004. At the end of 2004, the headcount of SAP AG, the parent company, was 8,175 (2003: 7,688), representing 25 % of the total Group headcount.

Most of the new positions were for developers. Across the SAP Group, headcount grew 12 % in development departments, 8% in maintenance and in sales and marketing, and a modest 6% in finance and administration. Turning to the regional numbers, it was Asia-Pacific that again recorded the highest rate of headcount growth: 31 % in 2004. This was chiefly because of the expansion, announced in the previous year, of development facilities in China and India.

In previous years, establishing shared service centers in the Asia-Pacific region and in Latin America had brought efficiency improvements to SAP's internal processes. This encouraged the Company to start setting up a shared service center in Prague, Czech Republic, for Europe, the Middle East, and Africa (EMEA). In the future, it will handle specialized human capital and financial administrative tasks for the entire EMEA region.

An attractive employer

More than 80 % of SAP workers worldwide took part in the biennial employee survey, which provided valuable insights into employees' workplace perceptions and into SAP as an organization. The high response rate is a clear sign of the importance employees attach to their work and how involved they feel in how the Company develops going forward. Eighty-four percent of respondents said they were proud to work for SAP.

Employees at Year End
change since previous year

full-time equivalents

	2000	2001	2002	2003	2004
Employees	24,177	28,410	28,797	29,610	32,205
Change	+13 %	+18 %	+1 %	+3 %	+9 %

Praise for SAP as an employer does not only come from within the Company. In early January 2005, SAP was named Germany's best employer in the category for companies with 5,000 or more employees. The award was based on a survey of 36,000 randomly selected employees in 110 large and midsize companies in Germany, conducted by the research institute Psychonomics.

SAP's success depends on its employees. Their innovativeness and commitment are key, as is their standard of education. Most SAP employees have a science, engineering, or business degree from university. The Company pursues a policy of investing in training to maintain the high level of employee proficiency. SAP University, the Company's internal training service, held more than 2,000 courses in 2004 and provided a wide range of Web-based learning modules.

RESEARCH AND DEVELOPMENT

Thirteen percent of revenue plowed into R&D

SAP knows that in the medium term it must continuously improve its portfolio of innovative products to maintain and reinforce its current leading position in the business software segment. In 2004, it therefore continued to enhance its current software solutions and develop new products. Consequently, expenses for research and development (R&D) were 6 % higher at €1,011 million (excluding expenses for stock-based compensation and acquisition-related charges). The portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) was 13 % (2003: 14 %). The importance of research and development was also reflected in the breakdown of employee profiles. In 2004, the total headcount of the SAP Group was 32,205, of whom 9,900 were engaged in development work. The number of developers increased 12 % in the year, and they now constitute 31 % of the Company's workforce.

Research and Development Expenses
(excluding stock-based compensation and acquisition-related charges)
in € millions | change since previous year

	2000	2001	2002	2003	2004
Expenses	857	866	898	951	1,011
Change	+22 %	+1 %	+4 %	+6 %	+6 %

Technology and applications progress

The key achievement in 2004 was the strategically significant continuing work on SAP NetWeaver, the open technology platform that had already been delivered to around 1,500 customers by the end of the year. SAP NetWeaver facilitates IT system integration on three levels: people, information, and business processes. It is designed to integrate people in a company by bringing the right functions and information to the right employees, and it integrates information by making both structured and unstructured information available in the company in a consistent and accessible manner. It is also an application platform that is designed to integrate business processes so they run seamlessly across heterogeneous IT systems. SAP NetWeaver synchronizes all of its technology platform components in a total package and offers many new features, including RFID functions. SAP NetWeaver implements SAP's Enterprise Services Architecture concept and is expected to form the technological base for all future versions of mySAP Business Suite solutions.

One of the outstanding SAP NetWeaver innovations in 2004 was the new version of SAP Master Data Management. It supports efficient administration and rapid analysis of information about the processes that a company runs in its diverse system environments by significantly improving and accelerating the management of master data.

SAP also extended its program of collaborative research and development projects in 2004 to include more partners and customers. For example, the Company started a development project to create a much enhanced marketing resource management (MRM) platform for mySAP Customer Relationship Management (mySAP CRM) in collaboration with leading health, hygiene, and well-being product manufacturer, Kimberly-Clark. The aim is to automate time-consuming administrative tasks involved in the processes of planning, budgeting, developing, executing, and measuring companies' marketing efforts. Promotions would also be integrated more simply with companies' subsequent processes. Toward the end of 2004, SAP and Accenture introduced a packaged composite application named SAP xApp Integrated Exploration and Production (SAP xIEP), which they had developed together. It is powered by the SAP NetWeaver technology platform. SAP xIEP is designed to help energy companies enhance the management of their upstream operations, including key oil and gas exploration and production processes.

In 2004, the Company launched a completely new version of mySAP Supply Chain Management (mySAP SCM). mySAP SCM includes applications for planning, executing, and controlling production processes and the supply chains with which they connect. The key innovations are a responsive replenishment scenario that automates and thus accelerates the replenishment of warehouse stock, and RFID support for execution scenarios. Companies gain up-to-the-minute demand visibility and can immediately adapt their purchasing to any fluctuations.

SAP strongly improved its offerings for small and midsize businesses. It added new functions to the industry and sector solutions in the mySAP All-in-One family of products for SMBs. During the year, the Company also added new applications to its mySAP All-in-One suite for enterprise resource planning (ERP) – which includes support for production, sales, distribution, logistics, and financial processes – and for customer relationship management (CRM). Some of the mySAP All-in-One out-of-the box qualified solutions are developed by SAP partners. They support core processes for the industrial machinery and components, automotive, chemicals, high-tech, and consumer-products industries as well as for IT service providers.

At the same time, the Company advanced the development of its SAP Business One solution, which is geared to small businesses, and in 2004 it launched a new version. Among the many new functions is material requirements planning. Thus SAP responded to the growing demand from SMBs for cost-effective, simple-to-use solutions.

Moreover, the Company launched many new additions to its range of solution sets for industries in 2004:

- For instance, in the pharmaceuticals and health field, SAP for Life Sciences supports the management of regulatory compliance and time-to-market processes and the optimization of time-to-value strategies.
- SAP for Railways helps customers optimize railway passenger and freight transportation business processes. It also supports sound decision-making on infrastructure investments.
- The new SAP for Logistics Service Providers solution set enables key transaction data to be rapidly collected and analyzed. This significantly improves data exchange between the back office, the field, customers, suppliers, and business partners.
- The SAP for Postal Services solution set supports postal services by optimizing letter and parcel distribution, streamlining logistics processes, and putting retail and bank services on a more efficient footing.
- SAP for Wholesale Distribution addresses the needs of the wholesale sector, from groceries to industrial to medical and health care. It provides improved marketing processes, central cash flow data collection, and concepts for analyzing data and figures that are specific to the industry.
- The Company enhanced its SAP for Insurance solution set by adding a policy management solution. The solution has a base system with extensions for specific segments.

CORPORATE GOVERNANCE

In 2004, SAP again improved corporate governance. Notably, the Company took steps to carefully and thoroughly analyze and implement new corporate governance directives introduced in Germany and other countries.

To address German requirements, SAP focused on revising its own Principles of Corporate Governance in the light of amendments to the German Corporate Governance Code published in 2003. In April 2004, the Company revised its Principles and published them on its Web site with a compliance declaration reflecting the new Code. One of the noteworthy changes was the amendment of the terms of the stock option plan for members of the SAP Executive Board to incorporate a cap on windfall profits.

In two discretionary matters, the Company decided not to follow the new German Corporate Governance Code:

- The SAP financial statements for 2003 already disclosed individualized Executive Board compensation figures, but the breakdown into fixed and variable elements was shown only for the Executive Board as a body.
- SAP sees collective Executive Board responsibility as a significant factor in the Company's success, and therefore neither the SAP AG Articles of Incorporation nor SAP's Principles of Corporate Governance contain provisions that envisage individual performance as a criterion in determining appropriate compensation for Executive Board members.

SAP amended its Corporate Governance Principles again in early 2005 in respect of the disclosure of individualized Executive Board compensation details in its 2004 financial reports. For the first time, the Company is publishing the fixed and variable elements in each Executive Board member's compensation. However, it is doing so not in the notes to the consolidated financial statements, as envisaged in section 4.2.4 of the German Corporate Governance Code, but in a separate compensation report, which also contains additional information disclosed voluntarily. The compensation report forms part of this Annual Report and is available on SAP's Web site.

SAP also acted on further rules under the U.S. Sarbanes-Oxley Act in the required time frame. In particular, this involved extending the documentation of the internal audit system and preparing for the first audit of that system by SAP's independent auditor pursuant to the new U.S. regulations.

According to the corporate governance rules of the New York Stock Exchange (NYSE), foreign companies listed on the NYSE must publish a report on their Web site stating any substantial ways in which their corporate governance practices differ from the NYSE corporate governance rules. To meet this requirement, in 2004 SAP published its first corporate governance report on its Web site, setting out in detail the differences between SAP's corporate governance practice and the NYSE rules.

SAP's work toward exemplary corporate governance was acknowledged by independent specialists. Thus, in its analysis of international companies early in 2005, Institutional Shareholder Services, Inc. (ISS), a global leader in corporate governance services, found SAP to enjoy the best corporate governance of all major German companies.

2005: EARLY NEWS

Strategic measures for continuing growth

SAP has already made a number of strategic changes in 2005 aimed at continuing the Company's success going forward.

- In January 2005, SAP announced that it is grouping all of its customer-facing services – sales, consulting, and external education – under the management of a single Executive Board member. With that in mind, the consulting and education services are being united in one organization named SAP Field Services. This alignment is designed to ensure "one face to the customer." The further improvement in SAP's consistent, reliable behavior better meets the needs of customers, who see one line of business with a holistic profile.
- On March 1, SAP announced a realignment of its management structure with immediate effect to reinforce the Company's growth strategy and better serve its customers. The SAP Executive Board members' responsibilities are now aligned along the SAP solutions value chain – spanning innovation, research and development, production, services, marketing, training, consulting, and sales. Following along this value chain, Peter Zencke is responsible for research and breakthrough innovation including the application development of Business Process Platform (BPP) as well as new solutions based on it. Shai Agassi is responsible for all software and solution development of existing products, including SAP NetWeaver as an integration and technology platform. He is also responsible for the Business Solution Groups, which deliver SAP's portfolio of 28 industry-specific solutions and cross-industry applications. Shai Agassi is also responsible for product and industry marketing. In addition to his

existing function as head of Global Human Resources, Claus Heinrich now manages all SAP's research and development centers around the world and is responsible for final production and quality assurance of SAP software and the internal security and IT organizations. Gerhard Oswald continues to lead Global Service & Support. Léo Apotheker retains responsibility for global sales, as well as field services (consulting and training), but also takes over responsibility for global marketing. Werner Brandt remains Chief Financial Officer.

- At the start of 2005, Oracle Corp. completed its takeover of PeopleSoft, Inc. This was the biggest-ever merger among SAP's peer group. SAP promptly introduced a comprehensive program of support for the 2,000 companies that have deployed both SAP solutions and software from PeopleSoft – or from J.D. Edwards & Company (JDE), which PeopleSoft took over in 2003. With this program, SAP aims to help these customers away from uncertainty by offering them a clear road map for the longer-term development of their business application strategies. The offering includes support for their PeopleSoft and JDE software, and offers other incentives to migrate to SAP solutions. To back up the program, early in 2005 SAP acquired TomorrowNow, Inc., a U.S. company that specializes in providing maintenance and support services for PeopleSoft and JDE products.
- To enhance its software solutions and services for the retail sector, on February 28, 2005, SAP announced that it had signed a definitive merger agreement to acquire all of the outstanding shares of Retek, Inc. (Retek) based in Minneapolis, United States. The shares of Retek, which provides software solutions for retail companies, are publicly traded in the United States (NASDAQ: RETK). SAP intends to make a cash tender offer directly for all outstanding shares of Retek at US$8.50 per share. The aggregate purchase price, including the cash settlement of Retek's outstanding share-based awards and net of cash acquired, is expected to be approximately US$394 million (€303 million). The acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second quarter of 2005 unless the offer is extended.
- Pursuing its policy of buying emerging dynamic companies and software products to complement its own offerings, at the beginning of 2005 SAP announced the acquisition of Norwegian software company iLytix Systems AS, with all of its 10 employees. iLytix is an unlisted company headquartered in Oslo that specializes in reporting and analysis software. Its core product XL Reporter integrates with SAP Business One, the solution for growing businesses, and is available with SAP Business One as of the end of March 2005. This enables small and midsize businesses to leverage and fully analyze their live mission-critical data. The Company also purchased DCS Quantum, a vehicle dealer business management system, from United Kingdom-based DCS Group PLC. SAP will integrate it into the SAP for Automotive industry solution set as SAP Dealer Business Management. Based on mySAP ERP, the solution is designed to enable vehicle importers, distributors, dealer groups, and independent dealers to improve sales and service processes and to achieve more effective collaboration with business partners and vendors.

OUTLOOK FOR 2005

FORECAST FOR THE GLOBAL ECONOMY

Somewhat slower global growth in 2005

Notwithstanding the gathering worries among some commentators about the high oil prices and the faltering of the boom in eastern Asia, the global economy is expected to continue steadily (if less steeply) on its upward path during 2005. Interest is not expected to become a burden because rates are not expected to move significantly. A declining dollar becoming an appreciable inflationary factor in the United States could even represent a slightly deflationary risk in other major economies such as Europe. In the eyes of the OECD and the IMF, the opposing economic currents would broadly cancel one another out at the global level. The IMF's economists anticipate an increase in gross world product of 4.3 % in 2005.

Currently, the United States' twin budget and current account deficits are proving to be a drag on the global economy. This is compounded by the impact of a decline in consumer demand from U.S. households. Nonetheless, high public spending should still provide a platform for U.S. economic growth in 2005. The OECD therefore expects 3.3 % growth in the United States during 2005.

Nor is the increase in the price of oil likely to leave the economically dynamic countries of eastern Asia altogether unscathed in 2005. The IWF expects 2005 growth in China to be 7.5 %, which is less than in 2004. The deceleration effect will be stronger in Japan according to the OECD's estimates. It expects the Japanese economy to grow just 2.1 % in 2005. However, the Japanese central bank expects the economy to have climbed out of the dip, which is primarily caused by slower export growth, by the end of 2005. The combined economies of eastern Asia will grow 4.7 % according to the annual Fall Report published by the major German economics institutes.

For 2005, the Fall Report predicts 2.3 % growth in Europe. That forecast is comparatively cheerful because most raw materials are priced in U.S. dollars, and while those dollar prices may increase, the eurozone countries are expected to need fewer (strong) euros to buy the required dollars. But Europe is not immune to cyclical risks: Private spending remains flat and public purse strings are tight in the eurozone. It remains to be seen how big an impact the higher price of oil and slower global growth will have on exports.

Once again, Germany can expect to be positioned well to the rear in the march for growth. The forecasts are relatively consistent: The OECD predicts 1.4 %, the Fall Report 1.5 %, and the German government 1.7 % growth in Germany in 2005. The next phase of the German tax reforms can be expected to help growth by encouraging consumer spending, but exports may be encumbered by the loss of momentum in the global economy. Analysts see oil price movements as the most significant unknown quantity.

FORECAST FOR THE IT INDUSTRY

IT spending is expected to grow 5 %

Industry researchers are expecting the modest growth in the IT sector to continue substantially unchanged through 2005. For example, U.S. investment bank Goldman Sachs's study expects spending on hardware and software to grow by between 3 % and 5 % in 2005, which is a similar level of growth to that in 2004. The renowned sector analysts at Gartner foresee a global increase in IT spending of around 5 % in 2005.

Gartner expects 4 % growth in U.S. IT spending. BITKOM, the German IT industry association, forecasts single-digit growth for its home market. According to its survey, the total revenue of IT and telecommunications companies in Germany is set to increase 3.4 % to €136 billion in 2005. BITKOM goes as far as saying the IT sector will be "the draught horse pulling the entire German economy."

Only SMB software market expects 10 % growth

BITKOM's view of the future for the software subsector in Germany is even more encouraging. It is in this area that demand is most likely to grow. U.S. industry studies record heightened interest in new systems and applications, whereas demand for additional components for existing systems is likely to remain flat. A Goldman Sachs report paints a more optimistic picture of the market for updates and additional applications to existing customers, adding that its scenario does not depend on a substantial decline in prices.

If economic conditions fetter overall demand for business software, the only ways to grow in 2005 would be increasing market share and offering innovative products, according to analysts at Morgan Stanley. They believe the current move from rather monolithic applications to a completely new, flexible software architecture offers opportunities, but also carries risks. After the age of the Internet, we are now moving into the era of the integrated platform and application system. This will open up growth prospects, provided the challenges are evaluated correctly and solutions are precisely tailored to market requirements. Investment bank JPMorgan's IT sector analysts see SAP as once again ahead of the global competition in that regard.

Morgan Stanley's forecasts show that the small and midsize business (SMB) software category is a special case. SMBs as a class have a pressing need to make up ground, so IT analysts are predicting 5 % to 10 % annual growth in that segment. However, IDC Research expects growth of the total business software market to be limited to some 5 % in 2005.

BITKOM and Goldman Sachs agree about the most promising types of products. They both consider that security applications, offering protection against viruses and loss of data, still have the greatest potential of all software. Other categories for which they expect stronger demand growth are wireless local area network (WLAN), network management, enterprise resource planning, data storage, and data analysis and measurement solutions. AMR Research predicts that the market for customer relationship management (CRM) solutions will grow by an average of 9 % per year until 2008.

FORECAST FOR SAP

Strategic goals

SAP believes it is well positioned as fiscal year 2005 gets under way. This is because in 2004 its software revenue climbed back into double digits and it won peer group share, and because of its clearly defined solution strategy for the medium term.

For the medium term, SAP attaches exceptional importance to its concept for business applications of the future, Enterprise Services Architecture. Specifically, it seeks to develop SAP NetWeaver from a technology platform into a platform for business processes (Business Process Platform). That means the platform will combine infrastructure technology with a portfolio of preconfigured business process modules that customers can adapt for their own needs. The resulting convergence of applications and infrastructure has been termed "applistructure" by Forrester Research.

Establishing Business Process Platform, and applications powered by it, opens up to SAP's customers the freedom to simplify their own processes and workplaces and to add their own features. To SAP, Business Process Platform is the road to intelligently combining and configuring reusable services to quickly and efficiently build innovative business solutions. Moreover, it will be simpler to integrate products that independent software vendors build for Business Process Platform with SAP's own solution offering. These approaches all add up to new potential for revenue and greater profitability for SAP.

To build from that base, the Company has identified four strategic priorities for 2005:

- To grow revenue, especially software revenue
- To establish itself as a leading player in the applistructure arena
- To extend its position as a leading supplier of solutions for SMBs
- Internally, to ensure that the Company operates as effectively and efficiently as possible so that it has more freedom to invest

It is SAP's aim to complete Enterprise Services Architecture by 2007. That means all of SAP's applications must run on Business Process Platform by then, starting with mySAP All-in-One in 2006. For two reasons, 2005 is a pivotal milestone on that road. First, the Company will ship mySAP Business Suite and almost all of the industry solutions on SAP NetWeaver. Second, SAP will release the first Business Process Platform to some independent software vendors as a beta to test whether it is attractive enough for them as a basis for independent development and to gather experience for subsequent developments. The Company will also work on convincing customers of the benefits of the platform's standardized processes.

Operational goals: growth and investment

In 2005, SAP aims to post double-digit software revenue growth for the second year in a row and thus win more peer group share again – and outperform the growth of the overall IT industry. At the same time, 2005 will be a year of investments. Investment will focus on driving forward development of Business Process Platform and the product offering, continuing the alignment to volume business, and reinforcing sales and marketing. It is not intended that investment will cause pro-forma operating margin to decline. At the beginning of the year, SAP published the following outlook for fiscal year 2005:

- The Company expects software revenue to increase in a range of 10–12 % compared to 2004. The growth would be driven by the Americas and Asia-Pacific.
- It expects the pro-forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.0–0.5 percentage points compared to 2004.
- It expects pro-forma earnings per share, which exclude stock-based compensation, acquisition-related charges, and impairment-related charges, to be in the range of €4.70–€4.80 per share. SAP assumes the effective tax rate will be under 36 %.

The outlook is based on an assumed U.S. dollar to euro exchange rate of US$1.30 = €1.00. These operational goals are also premised on the expectations that the economy will be stable and that the buying behavior of customers will conform to the usual seasonal pattern, with revenue at its strongest in the fourth quarter.

As in previous years, the major portion of the planned investment is earmarked for new hires, who would be taken on as needed to meet actual requirements. If the year unfolds as expected, some 3,000 FTEs would be added to the total headcount. Some 20 % of the new positions would be in Germany, confirming SAP's belief in Germany as a place to do business. SAP anticipates that a significant proportion of the new jobs will be located in India and China, without reducing numbers in other locations.

It is planned to accumulate liquid assets in readiness for major investments, acquisitions, and the share buy-back program.

In the medium term, SAP expects further improvements in its business. It plans for organic growth augmented by selected promising acquisitions. The Company intends to generate additional revenue in the next three years from new users and solutions, license fees from customers and partners that deploy Business Process Platform, and by acquiring complementary products and integrating them into the offering. It anticipates that with such revenue growth and with increased productivity in software development and maintenance, the Company will sustain the forward momentum of its pro-forma operating margin, which is expected to exceed 30 % by 2007.

RISK FACTORS AND RISK MANAGEMENT

Internal risk management policies and procedures

SAP has a system in place comprising multiple mechanisms across the SAP Group to recognize and analyze risks early and respond appropriately. These mechanisms include recording, monitoring, and controlling internal enterprise processes and business risks using internal reporting functions, a number of management and controlling systems, and a planning process that is uniform throughout the Group. SAP has created standard documentation of key business processes of SAP AG and all of its major subsidiaries. These standard processes are periodically assessed and tested by dedicated "process champions" as well as SAP's global internal audit service as to their design and operating effectiveness. This is to mitigate typical risks inherent in such processes in line with the requirements of applicable legal requirements. Further elements of the system include a corporate Code of Business Conduct for employees, which was formalized in 2003, and the work of the Supervisory Board in monitoring and controlling the Executive Board. In early 2003, SAP created a central dedicated corporate risk management office along with a global network of risk management practitioners tasked to consolidate and enhance SAP's various existing risk management activities in accordance with a uniform corporate methodology. Pursuant to SAP's enterprise risk management program, various regular business activities – from software development programs, customer implementation projects, and internal IT system implementations to a variety of corporate areas – are continuously assessed against a range of predefined generic risk categories identified in a uniform corporate risk catalog. Key risk factors identified and tracked using the enterprise risk management program are summarized below in the same risk category structure as established by SAP's internal risk management reporting system.

Economic risks

- Implementation of SAP software products can constitute a major portion of the customers' overall corporate budget. Customers' willingness to invest in acquiring and implementing SAP products and the timing of customers' investment tend to be negatively affected in a prolonged economic or financial crisis. A slow or weak economic recovery or other difficulties in the economies where the Company licenses products, including Europe, the Americas, and Asia, could thus have an adverse effect on SAP's business, financial position, operating results, and cash flows.
- The financial, political, economic, and other uncertainties following terrorist attacks like those in the United States and Spain, and other acts of violence or war such as the conflict in Iraq, could damage the world economy and affect SAP's and its customers' investment decisions over an extended period of time.
- SAP's products and services are currently marketed in over 120 countries worldwide. Sales in these countries are subject to risks inherent in international business activities, including, in particular, general economic or political conditions in each country, overlap of differing tax structures, and regulatory constraints such as import and export restrictions, regulations of the Internet, as well as additional requirements for the design and distribution of software or services.

Market risks

- The entire IT sector, including the software industry, is currently experiencing consolidation through mergers and acquisitions, particularly involving larger companies, most notably the recently announced acquisition of PeopleSoft, Inc. by Oracle Corp. Large companies like IBM and Microsoft continue to expand into market areas targeted by SAP and thus increasingly compete with SAP. This could have a material adverse effect on SAP in a variety of ways, such as delaying sales due to customer uncertainty and subjecting SAP to competition from stronger, established companies or new peer group companies.
- Competitors have established or may establish cooperative relationships among themselves or with third parties to address their products to customer needs. In addition, SAP believes that competition will increase as a result of consolidations among potential customers of SAP's products as well as among its competitors. It is possible that new alliances among competitors may emerge and acquire segment shares to SAP's disadvantage.

- The recent trend toward business process outsourcing BPO could result in increased competition for SAP through the entry of systems integrators, consulting firms, telecommunications companies, computer hardware vendors, and other IT service providers. SAP may be unable to demonstrate the value of SAP solutions to customers and to offer an attractive business model. The perception of value created by SAP's products among end customers could be diminished to the extent outsourcing providers bundle SAP applications with their services. While most of SAP's revenue is currently derived from licence contracts directly with end customers, an increased trend to outsourcing business processes to external providers could have an adverse impact on SAP's revenue, earnings, and results of operations. In addition, the distribution of applications through application service providers may reduce the price paid for SAP products or adversely affect other sales of SAP products.
- SAP's large installed customer base has traditionally generated a large portion of SAP's revenue. If SAP's customers decide not to renew their maintenance agreements or license additional products or contract for additional services, or if they reduce the scope of their maintenance agreements, SAP's revenue could significantly decrease and the operating results could be adversely affected.

Strategic planning risks

- SAP has entered into agreements with a number of leading computer software and hardware suppliers and technology providers to cooperate and ensure that certain of the products produced by such suppliers are compatible with SAP software products. SAP has also supplemented its consulting and services through alliance partnerships with third-party hardware and software suppliers, systems integrators, and consulting firms. Most of these agreements and alliances are of relatively short duration and non-exclusive. In addition, SAP has established relationships relating to the resale of certain of its software products by third parties. There can be no assurance that these third parties or business partners, most of whom have similar arrangements with SAP's competitors and some of whom also are in competition with SAP, will continue to cooperate with SAP when such agreements or partnerships expire or require renewal. In addition, despite corresponding certification measures taken by SAP, there can be no assurance that such third parties or partners will provide high-quality products or services. This could adversely affect the demand for SAP's software products.

Human capital risks

- SAP's operations could be adversely affected if senior managers or other skilled personnel were to leave and qualified replacements were not available. Especially as SAP embarks on the introduction of new and innovative technology offerings to its customer base, such as the SAP NetWeaver platform, SAP is relying on being able to build up and maintain a specialized workforce with deep technological know-how. Most of SAP's current employees are subject to employment agreements or conditions that (i) do not contain post employment noncompete provisions and (ii) in the case of most of the existing employees outside of Germany, permit the employees to terminate their employment on relatively short notice. SAP's continued attractiveness as an employer has been confirmed in a variety of conducted surveys. Nevertheless, in the ongoing economic recovery the competition for highly qualified talents in the IT industry is again gradually increasing, and there can be no assurance that SAP will continue to be able to attract and retain its key personnel.
- SAP has a history of rapid growth and will need to effectively manage future growth to be successful in meeting its profitability targets. To support SAP's future growth, SAP expects to continue in the long term to increase headcount in lower cost countries such as India or China. However, there can be no assurance that SAP's profitability will increase as the Company expands its business, especially to the extent SAP cannot sufficiently staff additional headcount in lower cost countries due, for example, to a local increase in competition for workforce.

Organizational and governance-related risks

- SAP AG as a stock corporation domiciled in Germany and listed in the United States is subject to governance-related regulatory requirements under both jurisdictions that are among the highest standards worldwide and have considerably grown in the past few years. SAP is fully supportive of the intentions of these laws and standards and believes it has initiated thorough and detailed implementation measures to fully comply with all relevant requirements. However great SAP's efforts, there can be no assurance that the Company will not be held in breach of the complex and highly specific regulatory requirements, for example where individual employees behave fraudulently or negligently. Any such accusation against SAP, whether merited or not, may have a material adverse impact on SAP's reputation.

Communication and information risks

- SAP has established a range of security standards to help ensure that internal, confidential communications and information about sensitive subjects such as future strategies, technologies, and products are not improperly or prematurely disclosed to the public. However, there is no guarantee that the established protective mechanisms will work in every case. SAP's competitive position could be considerably compromised if, for example, confidential information about the future direction of its product development became public knowledge.

Financial risks

- SAP's revenue in general, and in particular SAP's software revenue, is difficult to forecast for a number of reasons, including the relatively long sales cycles for SAP products, the timing of the introduction of new products or product enhancements by SAP or its competitors, the potential for delay of customer implementations of SAP software products, changes in customer budgets, seasonality of a customer's technology purchases, and other general economic and market conditions. Because a high percentage of SAP's expenses are relatively fixed in the near term, any shortfall in anticipated revenue could result in significant variations in SAP's results of operations from quarter to quarter.
- Although the euro has been SAP's financial and reporting currency since January 1, 1999, a significant portion of SAP's business is conducted in currencies other than the euro. As a consequence, period-to-period changes in the average exchange rate of a particular currency can significantly affect reported revenue and operating results. In general, appreciation of the euro relative to another currency has a negative effect on reported results of operations, while depreciation of the euro has a positive effect. SAP continually monitors the exposure to currency risk and pursues a companywide foreign exchange risk management policy. SAP has in the past hedged, and expects in the future to hedge, such risks at least partly with certain financial instruments. However, there can be no assurance that SAP's hedging activities, if any, will be effective.
- Variances or slowdowns in SAP's licensing activity may negatively impact current and future revenue from services and maintenance, since such services and maintenance revenue typically lag behind license revenue. Any decrease in the percentage of SAP's total revenue derived from software licensing could thus have an adverse effect on its business, financial position, and results of operations or cash flows.
- SAP enters into derivative instruments to hedge the anticipated cash flows in connection with SAP's employee stock appreciation rights (STAR) plan. There can, however, be no assurance that the benefits achieved from hedging the STAR plan exceed the related costs.

Project risks

- Implementation of SAP software is a process that often involves a significant commitment of resources by its customers and is subject to a number of significant risks over which it has little or no control. SAP cannot provide assurances that protracted installation times will not continue, that shortages of trained consultants will not occur, or that the costs of installation projects will not exceed the fixed fees being charged by SAP. Any such events could result in customer claims and harm SAP's image.

Product risks

- To achieve customer acceptance, new products and product enhancements can require long development and testing periods, which may result in delays in scheduled introduction. Generally, first releases are licensed after a detailed internal validation process. New products and product enhancements may nevertheless contain a number of undetected errors when they are first released. As a result, in the first year following the introduction of new software releases, SAP generally devotes significant resources working with early customers to correct such errors. There can be no assurance, however, that all such errors can be corrected to the customer's satisfaction, with the result that certain customers may bring claims for cash refunds, damages, replacement software, or other concessions. The risks of errors and their adverse consequences may increase as SAP seeks simultaneously to introduce a variety of new software products. Any such event could have a material adverse effect on SAP's financial condition, results of operations, cash flows, and reputation.

- The use of SAP software products by customers in business-critical applications and processes and the increased complexity of SAP software raise the risk that customers or third parties may pursue warranty, performance, or other claims against SAP in the event of actual or alleged failures of SAP software products, or the provision of services.
- In addition, SAP products include security features that are intended to protect the privacy and integrity of customer data. Despite these security features, these products may be vulnerable to break-ins and similar problems caused by Internet users, such as hackers bypassing firewalls and misappropriating confidential information. Such break-ins or other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of SAP customers and lead to damages claims by customers against SAP.
- Although SAP's agreements generally contain provisions designed to limit SAP's exposure as a result of actual or alleged failures of SAP software products, the provision of services or application hosting, or security features, such provisions may not cover every eventuality or be effective under applicable law. Any claim, regardless of its merits, could entail substantial expense. The accompanying publicity of any claim, regardless of its merits, could adversely affect the demand for SAP software.
- SAP licenses numerous third-party technologies that are incorporated into its existing products. There can be no assurance that the licenses for certain third-party technologies will not be terminated against SAP's interests or that SAP will be able to license third-party software for future products. This could lead to short-term substitution challenges and to higher development expenses.
- In 2003, SAP announced the introduction of SAP NetWeaver, the Company's new, Web-based technology and application platform. A key component of SAP's strategy for a broad adoption of SAP NetWeaver is offering the platform to certified third-party independent software vendors (ISVs) as a basis for those vendors to develop and offer their own business applications. To the extent that SAP cannot attract a sufficient number of capable ISVs delivering high-quality solutions based on the platform, the desired market penetration of SAP NetWeaver may not be achieved. Any ISV-developed solutions with significant errors may reflect back negatively on SAP's reputation and thus indirectly impede SAP's own business operations. Further, as with the introduction of any new product, there may be errors in the SAP NetWeaver component technology itself that might require the devotion of a substantial amount of resources to correct. In addition, as with any open platform design, the greater flexibility provided to customers to use data generated by non-SAP software may reduce customer demand to select and use certain SAP software products.

Other operational risks

- SAP relies on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements, and technical measures to establish and protect its rights in SAP products. Despite these efforts, there can be no assurance that these protections will be sufficient. For example, the laws of certain countries do not protect SAP's proprietary rights to the same extent as do the laws of the United States or Germany.
- Although SAP has been issued patents under its patent program and has a number of patent applications pending for inventions claimed, there can be no assurance that, in the future, patents of third parties will not preclude SAP from utilizing certain technologies in its products or require SAP to enter into royalty and licensing arrangements on terms that are not favorable to SAP. Although SAP does not believe that it is infringing any proprietary rights of others, third parties have claimed and may claim in the future that it has infringed their intellectual property rights. SAP expects that its software products will increasingly be subject to such claims as the number of products in its industry segment grows, as SAP expands its products into new industry segments, and as the functionality of products overlap. In addition, SAP is selectively embedding certain third-party open-source software components in SAP software solutions. SAP has implemented strict and detailed approval processes around the deployment of such components, which involve among other topics a thorough check of any corresponding license terms. Nevertheless, there can be no assurance that, in the future, a third party will not assert that SAP products or SAP's deployment of third-party, including open-source, software violate its patents, copyrights, or trade secrets. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, subject SAP products to an injunction, require a complete or partial redesign of the relevant product, or require SAP to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to SAP or at all.

- SAP relies on encryption, authentication technology, and firewalls to provide security for confidential information transmitted to and from SAP on the Internet. Anyone who circumvents these security measures could misappropriate proprietary information or cause interruptions in the Company's operations. Computer viruses could be introduced into SAP's systems or those of SAP's customers or suppliers, which could disrupt SAP's network or make it inaccessible to customers or suppliers. SAP's security measures may be inadequate to prevent security breaches, and the Company's business would be harmed if it does not prevent them. In addition, SAP may be required to expend significant capital and other resources to protect against the threat of security breaches and to alleviate problems caused by breaches as well as by any unplanned unavailability of SAP's internal IT systems in general for other reasons.
- To complement or expand its business, SAP has made and expects to continue to make acquisitions of additional businesses. SAP's current strategy for growth includes acquisitions of small and midsize businesses. Risks commonly encountered in such transactions include the inability to successfully integrate the acquired business and the acquired technologies or products with SAP's current products and technologies; a potential disruption of SAP's ongoing business; the inability to retain key technical and managerial personnel; the assumption of material unknown liabilities of acquired companies; the incurrence of debt or significant cash expenditure; a potential adverse impact on SAP's relationships with partner companies, third-party providers of technology or products, or customers; and regulatory constraints. SAP may not be able to effectively counter these risks, which could reduce the envisaged business benefit of certain acquisitions.
- SAP has acquired and expects to continue to acquire equity interests in technology-related companies, many of which currently generate net losses and require additional capital outlay from their investors. It is possible that changes in market conditions affect the performance of companies in which SAP holds investments, requiring additional unexpected capital infusions. Such events could negatively impact SAP's results and financial position or its ability to recognize gains from the sale of marketable equity securities. Additionally, under German tax laws capital losses or writedowns of equity securities are not tax-deductible, which may negatively impact SAP's effective tax rate.
- SAP maintains extensive insurance against many risks of liability. The extent of insurance coverage is regularly reviewed and is modified if SAP finds it necessary. SAP's insurance coverage goal is to ensure that, to the extent practicable at reasonable cost, the financial effects resulting from insurable events are excluded or limited. Despite these measures, certain categories of risks are currently not insurable at reasonable cost. Even where SAP obtains insurance, the coverage is subject to exclusions that may limit or prevent the Company's ability to recover under those policies. Any failure to obtain or recover under insurance policies could result in a significant adverse impact on SAP's financial position or results of operations.

In SAP's view, the risks identified above do not threaten SAP's existence individually or in the aggregate. SAP is confident that it can continue in 2005 to successfully counter the challenges arising from those risks. SAP's strong position in the market, its technological leadership, its highly motivated employees, as well as structured early risk identification processes will be key factors supporting this goal.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31,

	Note	2004	2003	2002
		€(000)	€(000)	€(000)
Software revenue		2,361,012	2,147,591	2,290,834
Maintenance revenue		2,823,189	2,568,807	2,422,786
Product revenue		**5,184,201**	**4,716,398**	**4,713,620**
Consulting revenue		1,970,606	1,953,459	2,204,191
Training revenue		302,443	299,331	413,904
Service revenue		**2,273,049**	**2,252,790**	**2,618,095**
Other revenue		**57,243**	**55,418**	**81,123**
Total revenue	(5)	**7,514,493**	**7,024,606**	**7,412,838**
Cost of product		**- 804,312**	**- 839,041**	**- 860,373**
Cost of service		**- 1,783,453**	**- 1,694,062**	**- 1,955,785**
Research and development		**- 1,020,022**	**- 995,941**	**- 909,390**
Sales and marketing	(6)	**- 1,523,662**	**- 1,411,004**	**- 1,627,235**
General and administration		**- 366,425**	**- 354,043**	**- 399,269**
Other operating expense, net	(7)	**1,762**	**- 6,496**	**- 35,108**
Total operating expenses	(8)	**- 5,496,112**	**- 5,300,587**	**- 5,787,160**
Operating income		**2,018,381**	**1,724,019**	**1,625,678**
Other non-operating income/expense, net	(9)	**13,274**	**36,309**	**37,319**
Financial income/expense, net	(10)	**40,987**	**16,287**	**- 555,299**
Income before income taxes, minority interest, and extraordinary gain		**2,072,642**	**1,776,615**	**1,107,698**
Income taxes	(11)	**- 757,269**	**- 692,640**	**- 598,705**
Minority interest		**- 4,852**	**- 6,912**	**- 6,155**
Income before extraordinary gain		**1,310,521**	**1,077,063**	**502,838**
Extraordinary gain, net of tax	(12)	**0**	**0**	**5,776**
Net income		**1,310,521**	**1,077,063**	**508,614**
Earnings per share – basic in €	(13)	**4,22**	**3,47**	**1,62**
Earnings per share – diluted in €	(13)	**4,20**	**3,46**	**1,62**

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
as of December 31,

Assets	Note	2004	2003
		€(000)	€(000)
Intangible assets	(14)	524,893	421,336
Property, plant, and equipment	(15)	999,083	1,019,657
Financial assets	(16)	100,382	167,988
Fixed assets		1,624,358	1,608,981
Inventories	(17)	11,692	10,375
Accounts receivable, net	(18)	1,929,100	1,770,715
Other assets	(19)	537,645	505,891
Accounts receivable and other assets		2,466,745	2,276,606
Marketable securities	(16)	10,164	1,352
Liquid assets	(20)	3,196,542	2,095,956
Non-fixed assets		5,685,143	4,384,289
Deferred taxes	(11)	205,601	264,453
Prepaid expenses and deferred charges	(21)	70,370	68,142
Total assets		7,585,472	6,325,865
thereof total current assets		4,477,537	3,822,084

Shareholders' Equity and Liabilities	Note	2004	2003
		€(000)	€(000)
Subscribed capital[1]		316,004	315,414
Treasury stock		- 569,166	- 461,631
Additional paid-in capital		322,660	296,555
Retained earnings		4,830,156	3,761,086
Accumulated other comprehensive loss		- 305,401	- 201,979
Shareholders' equity	(22)	4,594,253	3,709,445
Minority interests		21,971	58,703
Pension liabilities and similar obligations	(24)	139,690	97,535
Other reserves and accrued liabilities	(25)	1,768,723	1,469,055
Reserves and accrued liabilities		1,908,413	1,566,590
Bonds		7,277	10,084
Other liabilities	(26)	728,838	676,144
Other liabilities		736,115	686,228
Deferred income	(27)	324,720	304,899
Total shareholders' equity and liabilities		7,585,472	6,325,865
thereof current liabilities		2,575,084	2,237,153

[1] Contingent capital €55,247 thousand (2003: €55,837 thousand).
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

for the years ended December 31,

December 31, 2001
Net income
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities
Currency translation adjustment
Additional minimum pension liability
Unrealized gains on cash flow hedges
Other comprehensive loss
Comprehensive income
Stock-based compensation
Dividends
Change in treasury stock
Convertible bonds and stock options exercised
Other
December 31, 2002
Net income
Other comprehensive income/loss, net of tax
Unrealized gains on marketable securities
Currency translation adjustment
Additional minimum pension liability
Unrealized gains on cash flow hedges
Unrealized gains on STAR hedges
Other comprehensive loss
Comprehensive income
Stock-based compensation
Dividends
Change in treasury stock
Convertible bonds and stock options exercised
Other
December 31, 2003
Net income
Other comprehensive income/loss, net of tax
Unrealized losses on marketable securities
Currency translation adjustment
Additional minimum pension liability
Unrealized losses on cash flow hedges
Unrealized losses on STAR hedges
Currency effects from intercompany long-term investment transactions
Other comprehensive loss
Comprehensive income
Stock-based compensation
Dividends
Change in treasury stock
Convertible bonds and stock options exercised
Other
December 31, 2004

See Notes to Consolidated Financial Statements.

Number of shares issued and outstanding	Comprehensive income	Accumulated other comprehensive income/loss	Retained earnings	Additional paid-in capital	Treasury stock	Subscribed capital	Total
(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
314,826		178,761	2,547,419	162,719	- 94,212	314,826	3,109,513
	508,614		508,614				508,614
	- 3,946						
	- 289,750						
	- 11,458						
	712						
	- 304,442	- 304,442					- 304,442
	204,172						
				29,709			29,709
			- 182,319				- 182,319
					- 279,265		- 279,265
137				4,342		137	4,479
			- 2,608	- 11,590			- 14,198
314,963		- 125,681	2,871,106	185,180	- 373,477	314,963	2,872,091
	1,077,063		1,077,063				1,077,063
	19,118						
	- 148,424						
	16,283						
	12,729						
	23,996						
	- 76,298	- 76,298					- 76,298
	1,000,765						
				101,173			101,173
			- 186,346				- 186,346
					- 88,154		- 88,154
451				12,243		451	12,694
			- 737	- 2,041			- 2,778
315,414		- 201,979	3,761,086	296,555	- 461,631	315,414	3,709,445
	1,310,521		1,310,521				1,310,521
	- 7,678						
	- 70,723						
	- 7,019						
	- 131						
	- 15,398						
	- 2,473						
	- 103,422	- 103,422					- 103,422
	1,207,099						
				186			186
			- 248,716				- 248,716
					- 107,535		- 107,535
590				21,389		590	21,979
			7,265	4,530			11,795
316,004		- 305,401	4,830,156	322,660	- 569,166	316,004	4,594,253

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31,

	Note	2004	2003[1]	2002[1]
		€(000)	€(000)	€(000)
Net income		1,310,521	1,077,063	508,614
Minority interest		4,852	6,912	6,155
Extraordinary gain		0	0	- 5,776
Income before minority interests		1,315,373	1,083,975	508,993
Adjustments to reconcile income from operations to net cash provided by operating activities				
Depreciation and amortization		209,669	215,517	221,214
Losses from equity investments, net	(10)	342	234	394,589
Gains on disposal of property, plant, and equipment and marketable equity securities, net		- 13,485	- 3,987	- 3,903
Write-downs of financial assets, net		17,800	15,421	126,407
Impacts of hedging		- 7,428	2,967	58,909
Change in accounts receivable and other assets		- 164,798	55,425	138,181
Change in deferred stock compensation		186	101,173	23,949
Change in reserves and liabilities		435,033	- 36,529	64,057
Change in deferred taxes		17,977	107,156	103,761
Change in other non-fixed assets		- 3,545	20,122	60,278
Change in deferred income		19,821	- 56,558	- 15,949
Net cash provided by operating activities	(28)	1,826,945	1,504,916	1,680,486
Acquisition of minorities in subsidiaries		- 168,103	- 8,971	0
Purchase of intangible assets and property, plant, and equipment		- 211,863	- 270,202	- 308,747
Purchase of financial assets		- 42,749	- 29,308	- 43,491
Change in the scope of consolidation		0	- 2,535	1,612
Proceeds from disposal of fixed assets		116,735	35,275	45,003
Investment in Commerce One		0	0	- 1,920
Change in liquid assets (maturities exceeding 3 months) and marketable securities		- 580,658	- 868,721	- 18,844
Net cash used in investing activities		- 886,638	- 1,144,462	- 326,387
Dividends paid		- 248,716	- 186,346	- 182,319
Change in treasury stock		- 107,535	- 88,154	- 279,265
Change in bonds, net		19,172	13,110	6,850
Other changes to additional paid-in capital		4,530	- 2,041	- 10,494
Proceeds from line of credit and long-term debt		3,909	775	1,571
Principal payments made on line of credit and long-term debt		- 491	- 3,963	- 428,896
Effect of STAR hedge		- 43,041	- 38,800	- 43,331
Net cash used in financing activities		- 372,172	- 305,419	- 935,884
Effect of foreign exchange rates on cash		- 39,395	- 65,694	- 162,005
Net increase in cash and cash equivalents		528,740	- 10,659	256,210
Cash and cash equivalents at the beginning of the year		984,395	995,054	738,844
Cash and cash equivalents at the end of the year	(20)	1,513,135	984,395	995,054

[1] See Note 20

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

(1) GENERAL

The accompanying Consolidated Financial Statements of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung ("SAP AG"), together with its subsidiaries (collectively, "SAP," the "Group," or the "Company"), have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation. In addition adjustments have been made to the 2003 and 2002 balances of cash and cash equivalents. See Note 20 for more information.

SAP is exempt as outlined in the German Commercial Code (Handelsgesetzbuch – HGB), section 292a from preparing Consolidated Financial Statements in accordance with German GAAP since its Consolidated Financial Statements are prepared in accordance with U.S. GAAP. The required description of the significant differences between U.S. GAAP and German GAAP is set forth in Note 36.

Amounts included in the Consolidated Financial Statements are reported in thousands of euros ("€(000)") unless otherwise stated.

SAP operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties, many of which are beyond the Company's control. The Company derives a substantial portion of its revenue from software licenses and services sold to customers in Germany, the United States, Great Britain, and Japan (see Note 33). SAP's future revenue and results of operations may be significantly adversely affected by a prolonged economic slowdown in any of these countries or elsewhere. Further, a significant portion of the Company's business is conducted in currencies other than the euro. SAP continually monitors its exposure to foreign currency exchange risk and has a Company-wide foreign currency exchange risk policy under which it may hedge such risks with certain financial instruments. However, fluctuations in foreign currency exchange rates, especially the value of the U.S. dollar, Japanese yen, British pound, Swiss franc, Canadian dollar, and Australian dollar could significantly impact the Company's reported financial position and results of operations.

(2) SCOPE OF CONSOLIDATION

The Consolidated Financial Statements include SAP AG and all of its majority-owned subsidiaries. All significant intercompany transactions and balances relating to consolidated entities have been eliminated.

The following table summarizes the change in the number of companies included in the Consolidated Financial Statements:

Number of Companies Consolidated in the Financial Statements

	German	Foreign	Total
December 31, 2003	21	75	96
Additions	0	2	2
Disposals	6	4	10
December 31, 2004	15	73	88

The impact of changes in the scope of companies included in the Consolidated Financial Statements during 2004 did not have a significant effect on the comparability of the Consolidated Financial Statements presented. The additions relate to newly founded companies. The disposals are mainly due to mergers within the Group.

Five companies, in which SAP does not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee ("associated companies"), are accounted for using the equity method.

Under German law subsidiaries of a holding company are exempt from preparing standalone financial statements if they are included in the consolidated financial statements of their holding company and the use of this exemption is disclosed in the notes to the consolidated financial statements.

All affiliated companies and associated companies are listed in Note 39 with ownership percentages, revenues, net income, equity, and numbers of employees.

Separate financial statements were not prepared for the following subsidiaries as allowed under the exemptions codified in HGB, section 264b:

- SAP Hosting AG & Co. KG, St. Leon-Rot
- SAP Deutschland AG & Co. KG, Walldorf

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. In making its estimates, the Company considers historical and forecast information, as well as regional and industry economic conditions in which the Company and/or its customers participate, changes to which could negatively impact the estimates made by management, in particular when assessing the valuation and recoverability of receivables, investments and other assets, and tax positions. Actual results could differ from SAP's estimates.

SAP's financial position, results of operations, and cash flows are subject to numerous risks and uncertainties. Factors that could affect the Company's future financial statements and cause actual results to differ materially from current expectations include, but are not limited to, further adverse changes in the global economy, consolidation and intense competition in the software industry, decline in customer demand in the most important markets in Europe, the United States and Asia as well as fluctuations in currency exchange rates.

Foreign Currencies

The assets and liabilities of foreign operations where the functional currency is not the euro are generally translated into euro using period-end closing exchange rates whereas the Statements of Income are translated into euros using average exchange rates during the respective periods. The resulting foreign currency translation adjustments are included in other comprehensive income in the Consolidated Statements of Changes in Shareholders' Equity.

Assets and liabilities that are denominated in foreign currencies other than the functional currency are translated at the period-end closing rate with resulting gains and losses reflected in Other non-operating income/expense, net in the Consolidated Statements of Income.

The exchange rates of key currencies affecting the Group are as follows:

Exchange Rates

		Closing rate at December 31,		Annual average exchange rate		
		2004	2003	2004	2003	2002
		to €1	to €1	to €1	to €1	to €1
U.S. dollar	US$	1.3621	1.2630	1.2490	1.1394	0.9499
Japanese yen	JPY	139.65	135.05	134.73	130.98	118.83
British pound	GBP	0.7051	0.7048	0.6795	0.6936	0.6305
Canadian dollar	CAD	1.6416	1.6234	1.6163	1.5835	1.4906
Australian dollar	AUD	1.7459	1.6802	1.7003	1.7307	1.7425
Swiss franc	CHF	1.5429	1.5579	1.5421	1.5226	1.4672

Revenue Recognition

Substantially all of the Company's revenues are derived from the sale or the license of the Company's software products and the sale of related maintenance, consulting, and training services, etc. The Company's standard license agreement provides a perpetual license to use the Company's products based on the number of licensed users. The Company may license its software in multiple element arrangements if the customer purchases any combination of maintenance, consulting, or training services in conjunction with the software license.

The Company recognizes revenue pursuant to the requirements of American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 97-2, "Software Revenue Recognition," ("SOP 97-2"), as amended. Revenue is recognized using the residual method when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenue to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately or, for elements not yet sold separately, the price established by management if it is probable that the price will not change before the element is sold separately. The Company defers revenue for the undelivered elements and recognizes the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

Under SOP 97-2, provided that the arrangement does not require significant production, modification, or customization of the software, revenue is recognized when the following four criteria have been met:

1. Persuasive evidence of an arrangement exists
2. Delivery has occurred
3. The fee is fixed or determinable, and
4. Collectibility is probable.

If at the outset of an arrangement the Company determines that the arrangement fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement the Company determines that collectibility is not probable, revenue is deferred until payment is received. If an arrangement allows for customer acceptance of the software or services, the Company defers revenue until the earlier of customer acceptance or when the acceptance rights lapse.

The Company occasionally licenses software for a specified time period. Revenue for short-term time-based licenses, which generally include maintenance during the license period, is recognized ratably over the license term. Revenue for multi-year time-based licenses that include maintenance, whether separately priced or not, are recognized ratably over the license term unless a substantive maintenance renewal rate exists, in which case the amount allocated to software based on the residual method is recognized as software revenue when the basic criteria in SOP 97-2 have been met. Revenues from time-based licenses were not material in any of the periods presented.

The Company recognizes revenue from resellers upon sell-through to the end customer. The Company views its resellers as an extension of its direct sales force. Notwithstanding the resellers' involvement, the Company generally enters into binding license agreements directly with the end-customer. If SAP is unable to enter into a binding license agreement directly with an end-customer, or if SAP becomes aware that a reseller has granted contingent rights to an end-customer, the Company defers revenue recognition until a valid license agreement has been entered into without contingencies or, if applicable, until the contingencies expire.

Maintenance revenues are recognized ratably over the term of the maintenance contract. If a maintenance customer is specifically identified as a bad debtor, the Company ceases recognizing maintenance revenue except to the extent that maintenance fees have already been collected. For time-based licenses, SAP allocates a portion of the arrangement fee to maintenance revenue based on the estimated fair value of the maintenance.

In multiple-element arrangements involving software and consulting, training or other services that are not essential to the functionality of the software, the service revenues are accounted for separately from the software revenues. Consulting, training, and other service revenues are recognized as the respective services are performed, generally on a time and materials basis. Consulting revenues attributed to fixed price arrangements are recognized using the percentage of completion method based on direct labor costs incurred to date as a percentage of total estimated project costs required to complete the project. Consulting services primarily comprise implementation support related to the installation and configuration of the Company's software products and do not typically involve significant production, modification, or customization of the software. Revenues for arrangements that require significant production, modification, or customization of the software and those in which services are not available from third party vendors, are recognized, depending on the fee structure, on a time and materials basis or using the percentage of completion method. When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily rate applicable to the consulting organization delivering the services.

The assumptions, risks, and uncertainties inherent with the application of the percentage of completion method affect the timing and amounts of revenues and expenses reported. Numerous internal and external factors can affect estimates, including direct labor rates, utilization, and efficiency variances.

The Company accounts for out-of-pocket expenses rebilled to customers as maintenance, consulting, and training revenues.

Research and Development

Research and development costs are generally expensed as incurred. Research and development costs incurred between the date technological feasibility is established and when the related product is available-for-sale should be capitalized. Historically, such costs have not been material and consequently have not been capitalized.

The Company has entered into several joint development agreements with certain customers to leverage their industry expertise and to provide standard software solutions for selected vertical markets. These customers generally contribute cash, resources, and industry expertise in exchange for license rights for the future solution. The Company recognizes software revenue in conjunction with these arrangements based upon the percentage of completion method.

Advertising Costs

Advertising costs are expensed as incurred.

Rental Expense

SAP is a lessee of property, plant, and equipment, mainly buildings and vehicles, under operating leases that do not transfer to SAP the substantive risks and rewards of ownership. Rent expense on operating leases is recognized on a straight-line basis over the life of the lease.

Some operating leases contain lessee incentives, such as up-front payments of costs or free or reduced periods of rent. Such incentives are amortized over the life of the lease such that the rent expense is recognized on a straight-line basis over the life of the lease.

Sales of Newly Issued Subsidiary Shares

Gains and losses resulting from the issuance of stock by a Group subsidiary to third parties that reduce SAP's percentage ownership ("dilution gains and losses") are recognized in the Group's Consolidated Statements of Income in the line item Other non-operating income/expense, net.

Earnings per Share

Basic earnings per share is calculated by dividing consolidated net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that would occur if all "in the money" securities and other contracts to issue common shares were exercised or converted.

Goodwill and Other Intangible Assets

SAP accounts for all business combinations using the purchase method. As of the date of acquisition, the purchase price is allocated to the fair values of the assets acquired and liabilities assumed. Goodwill represents the excess of the cost of an acquired entity over the fair values assigned to the tangible assets acquired, to those intangible assets that are required to be recognized and reported separately from goodwill, and to the liabilities assumed.

Purchased intangible assets with estimable useful lives, are recorded at acquisition cost, amortized on a straight-line basis over their estimated useful life, generally three to five years, and reviewed for impairment when significant events occur or there are changes in circumstances that indicate that the carrying amount of the asset or asset group may not be recoverable. All of SAP's intangible assets, with the exception of goodwill and the aggregate minimum pension liability offset, have estimable useful lives and are therefore subject to amortization.

The fair value of acquired identifiable in-process research and development ("in-process R&D"), which represents acquired research and development efforts that have not reached technological feasibility and that have no alternative future use, is expensed immediately.

Goodwill is not amortized, but is tested for impairment at least annually or when significant events occur or when there are changes in circumstances that indicate the fair value of a reporting unit of the Group is less than its carrying value.

Property, Plant, and Equipment

Property, plant, and equipment is valued at acquisition cost less accumulated depreciation, where appropriate, based on its expected useful life. Interest incurred during the construction of qualifying assets is capitalized and amortized over the related assets' estimated useful lives.

	Useful lives of property, plant, and equipment
Buildings	25 to 50 years
Leasehold improvements	Based upon the lease contract
Information technology equipment	3 to 5 years
Office furniture	4 to 20 years
Automobiles	5 years

Generally, property, plant, and equipment are depreciated using the straight-line method. Certain assets with expected useful lives in excess of three years are depreciated using the declining balance method.

Leasehold improvements are depreciated using the straight-line method over the shorter of the term of the lease or the useful life of the asset. If a renewal option exists, the depreciation period reflects the additional time covered by the option if SAP intends to exercise the renewal option.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, equipment, and acquired intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing their carrying amount to the expected future undiscounted net cash flows they are expected to generate. If an asset or group of assets is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held-for-sale are reported at the lower of their carrying amount or fair value less anticipated disposal costs. In the years presented, the Company recognized no significant impairment charges on long-lived assets.

Financial Assets and Marketable Securities

Marketable debt and equity securities, other than investments accounted for by the equity method, are classified as trading, available-for-sale, or held-to-maturity, depending on management's intent with respect to holding such investments. If it is readily determinable, marketable securities classified as trading or available-for-sale are accounted for at fair value. Realized and unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on available-for-sale securities are excluded from earnings and reported net of tax as a component of other comprehensive income within shareholders' equity. As of December 31, 2004, no marketable debt or equity securities are classified as trading.

Investments in privately held companies for which SAP does not have the ability to exercise significant influence are accounted for under the cost method of accounting. An impairment charge is recognized in earnings in the line item Financial income/expense, net in the period a decline in realizable value below carrying value is deemed to be other than temporary. Gains or losses realized on sales of securities are based on the average-cost method.

Investments accounted for under the equity method are initially recorded at acquisition cost and are subsequently adjusted for SAP's proportionate share of the investees' net income or losses and for amortization of any step up in the value of the acquired assets over the investees' book value. An impairment loss on SAP's equity method investments is recognized when the carrying value of the investment exceeds the realizable value on an other-than-temporary basis.

The impairment of marketable debt and equity securities, cost method investments, and equity method investments, establishes a new cost basis for the investment. To determine whether an impairment is other-than-temporary, SAP considers whether it has the ability and intent to hold the investment until a market price recovery occurs and whether evidence indicating that the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in realizable value below cost, changes in value subsequent to the balance sheet date, as well as forecasted performance of the investee.

Non-interest-bearing or below market rate loans to employees and to third parties are discounted to their present value. In the event of any delay or shortfall in payments due under employee or third party loans, SAP performs an individual loan review. The same applies if SAP becomes aware of any change in the debtor's financial condition that indicates a delay or shortfall in payments may result. If it is probable that SAP will not be able to collect the amounts due according to the contractual terms of the loan agreement, an impairment charge is recorded based on SAP's best estimate of the amount that will be recoverable.

Dividend and interest income are recognized when earned.

Non-Fixed Assets

Non-fixed assets are comprised of Inventories, Accounts receivable, Other assets, Marketable securities, and Liquid assets including amounts to be realized in excess of one year. The respective amounts to be realized in excess of one year are disclosed in the notes.

Inventories

Inventories recorded at the lower of purchase or production cost or market value. Production costs consist of direct salaries, materials, and production overhead.

Accounts Receivable and Other Assets

Accounts receivable are recorded at the invoiced amount and do not bear interest. Included in Accounts receivable are unbilled receivables related to fixed fee consulting arrangements. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable portfolio. The Company determines the allowance for doubtful accounts after giving consideration to specific customer past due amounts based on due dates and regional economic risks. Account balances are charged off against the allowance after all collection efforts have been exhausted and the potential for recovery is considered remote. Non-interest-bearing receivables with a term exceeding one year are discounted to their present value using local interest rates.

With the exception of investments in insurance policies held for employee-financed pension plan, which are recorded at actuarially determined values, all Other assets are recorded at historical cost which approximates fair value due to their short-term nature.

Liquid Assets

Liquid assets are comprised of cash and cash equivalents, time deposits with original maturities exceeding 90 days, and restricted cash. Cash and cash equivalents for purposes of the Consolidated Statements of Cash Flows consist of cash at banks and highly liquid investments with original maturities of 90 days or less.

Prepaid Expenses and Deferred Charges

Prepaid expenses and deferred charges are primarily composed of prepayments of software royalties, operating leases, and maintenance contracts which will be charged to expense in the future periods as such costs are incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and on operating loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets are reduced by a valuation allowance to the extent that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Commitments and Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability to third parties has been incurred and the amount can be reasonably estimated. Liabilities for loss contingencies are regularly adjusted as further information develops or circumstances change.

At the time of the sale or license of SAP's software, which includes a warranty provision, SAP records an accrual for warranty costs based on historical experience.

Pension Benefit Liabilities

The measurement of pension-benefit liabilities is based on actuarial computations using the projected-unit-credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," ("SFAS 87"). The assumptions used to calculate pension liabilities and costs are shown in Note 24. Changes in the amount of the projected benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions can result in gains or losses not yet recognized in the Group's Consolidated Financial Statements. Amortization of an unrecognized net gain or loss is included as a component of the Group's net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the fair value of that plan's assets. In that case, the amount of amortization recognized by the Group is the resulting excess divided by the average remaining service period of the active employees expected to receive benefits under the plan.

The Company also records a liability for amounts payable under the provisions of its various defined contribution plans.

Stock-Based Compensation

The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion ("APB") 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price or the exercise price is not fixed at the grant date.

SFAS 123 "Accounting for Stock-Based Compensation," ("SFAS 123") and SFAS 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," ("SFAS 148") established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by SFAS 123 and SFAS 148, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as currently effective. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

Net income

	2004	2003	2002
	€(000)	€(000)	€(000)
As reported	**1,310,521**	**1,077,063**	**508,614**
Add: Expense for stock-based compensation, net of tax according to APB 25	23,445	85,700	5,600
Deduct: Expense for stock-based compensation, net of tax according to SFAS 123	181,323	205,109	138,203
Pro-forma	**1,152,643**	**957,654**	**376,011**

Earnings per share

	2004	2003	2002
	€	€	€
Basic - as reported	4.22	3.47	1.62
Diluted - as reported	4.20	3.46	1.62
Basic - pro-forma	3.71	3.08	1.20
Diluted - pro-forma	3.70	3.08	1.20

Derivative Financial Instruments

SAP uses forward exchange derivative financial instruments to reduce the foreign currency exchange risk, primarily of anticipated cash flows from transactions with subsidiaries denominated in currencies other than the euro. As discussed in Note 32, the Company uses call options to hedge its anticipated cash flow exposure attributable to changes in the market value of stock appreciation rights under various plans.

SAP accounts for derivatives and hedging activities in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"), as amended, which requires that all derivative financial instruments be recorded on the balance sheet at their fair value. The effective portion of the realized and unrealized gain or loss on derivatives designated as cash flow hedges is reported net of tax, as a component of other comprehensive income. The portion of gains or losses on derivatives is reclassified from other comprehensive income into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, or in the period the derivative contract is terminated, if earlier. The ineffective portion of gains or losses on derivatives designated as cash flow hedges are reported in earnings when the ineffectiveness occurs. In measuring the effectiveness of foreign currency-related cash flow hedges, SAP excludes differences resulting from time value (that is, spot rates versus forward rates for forward contracts). Changes in value resulting from the excluded component are recognized in earnings immediately. Foreign currency exchange derivatives entered into by SAP to offset exposure to anticipated cash flows that do not meet the conditions for hedge accounting are recorded at fair value in the Consolidated Balance Sheets with changes in fair value included in earnings.

Accumulated Other Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income/loss.

Accumulated other comprehensive income/loss includes foreign currency translation adjustments, changes in additional minimum pension liability, unrealized gains and losses from derivatives designated as cash flow hedges, unrealized gains and losses resulting from STAR hedges, and unrealized gains and losses from marketable debt and equity securities classified as available-for-sale. Other comprehensive income/loss and comprehensive income are displayed separately in the Consolidated Statements of Changes in Shareholders' Equity.

Cash Flows

The Consolidated Statements of Cash Flows illustrate the effect on cash and cash equivalents of the cash inflows and outflows resulting from operating, investing, and financing activities during the period. The Consolidated Statements of Cash Flows is reconciled to cash and cash equivalents, which are reconciled to liquid assets in Note 20.

New Accounting Standards Not Yet Adopted

In November 2003 and March 2004, the FASB reached partial consensuses on Emerging Issues Task Force (EITF) Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," ("EITF 03-1"). EITF 03-1 addresses the meaning of other-than-temporary and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. EITF 03-1 requires certain quantitative and qualitative disclosures about unrealized losses pertaining to certain marketable debt and equity securities, and certain disclosures about non-marketable cost method investments. The recognition and measurement provisions of EITF 03-1 have been deferred until additional guidance is issued. SAP has provided the additional disclosures currently required by EITF 03-1 in Note 16.

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment," ("SFAS 123R"). SFAS 123R establishes accounting guidance for share-based payments and transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123R applies to all awards granted after July 1, 2005, and to awards modified, repurchased, or cancelled after that date using a modified version of prospective application. The adoption of SFAS 123R in the third quarter of 2005 will result in additional compensation expense in SAP's Consolidated Financial Statements. SAP is currently determining the effect of SFAS 123R on the Group's Consolidated Financial Statements. If SAP's stock price, the Goldman Sachs Software Index and the US dollar to euro exchange rate remained unchanged in 2005 from the respective values at December 31, 2004, based on the share based compensation awards issued and outstanding as of December 31, 2004 and the additional awards approved for grants as of March 1, 2005, SAP expects the adoption of SFAS 123R on July 1, 2005 would result in approximately €70 million of additional compensation expense in the second half of 2005 compared to what would be expensed under APB 25. See Note 23 for information about the effects of applying the fair value method to account for stock-based employee compensation on the Group's Consolidated Financial Statements.

(4) ACQUISITIONS

On March 23, 2004, as part of SAP's efforts to further integrate its global IT-consulting capabilities, SAP announced its intention to bid for the outstanding shares of its 70.03% owned and fully consolidated publicly-traded subsidiary, SAP Systems Integration AG ("SAP SI"). The price offered for the outstanding SAP SI shares was €20.40, which represented a 35% premium over the SAP SI share price on the announcement date. SAP's offer was made effective April 28, 2004, and expired May 27, 2004. From March 23, 2004, through August 2004, SAP acquired 7.7 million shares of SAP SI for cash increasing its ownership interest to 91.6%.

The aggregate purchase price for the SAP SI shares acquired in 2004 was €168.1 million. SAP accounted for the purchase of SAP SI minority shares using the purchase method. At the acquisition date, because the carrying value of most assets and liabilities of SAP SI approximated their respective fair values, SAP assigned €5.6 million of the aggregate purchase price to customer contracts with a useful life of six months and €120.5 million of the aggregate purchase price to goodwill of the Consulting segment, which is not expected to be deductible for tax purposes.

Effective October 1, 2004, SAP SI sold all of its interests in its wholly owned subsidiaries SAP Systems Integration America Holding, Inc. and SAP Systems Integration (Schweiz) AG to other subsidiaries within the Group. SAP SI, which remains a publicly traded entity, entered into a cooperation agreement with several other entities of the Group in late 2004 to further strengthen the cooperation in the areas of consulting and hosting.

In addition, during the year ended December 31, 2004, SAP completed the following two acquisitions, which are immaterial individually:

- In July 2004, SAP acquired the technology and assets of A2i, Inc., California, USA ("A2i"). A2i specialized in providing product content management, cross-media catalogue publishing, and master data management capabilities.
- In December 2004, SAP acquired the technology and assets of iLytix Systems AS, a privately held software company based in Oslo, Norway.

All acquisitions have been accounted for using the purchase method and are included in SAP's Consolidated Financial Statements since the date of acquisition. The purchase price allocation for iLytix is preliminary and a final determination of required purchase accounting adjustments will be made within a year of the acquisition date upon completion of the integration plan. The aggregate purchase price of all acquisitions in 2004 was €186.6 million, of which €22.8 million was assigned to identifiable intangible assets and €127.3 million was recorded as goodwill, of which €1.7 million is expected to be fully deductible for tax purposes. The goodwill recognized in 2004 was assigned to the product and consulting segments in the amounts of €1.7 million and €125.6 million, respectively. The aggregate purchase price related to the 2004 acquisitions can increase by approximately €5 million if certain results are achieved subsequently by the acquired companies.

The values assigned to identifiable intangible assets were as follows:

Identifiable intangible assets		**Estimated useful life**
	€ million	years
Customer contracts	9.9	0.5 - 6.5
Intellectual property	12.4	3 - 5
In-process research and development	0.5	expensed at the acquisition date
Identifiable intangible assets acquired	**22.8**	

During the year ended December 31, 2003, SAP completed certain acquisitions, which are immaterial individually and in the aggregate. These acquisitions have been accounted for using the purchase method and are included in SAP's Consolidated Financial Statements since the date of acquisition. The aggregate purchase price of these acquisitions in 2003 was €63.2 million, of which €7.1 million was assigned to identifiable intangible assets and €49.9 million was recorded as goodwill.

During 2000 and 2001, SAP made several investments in Commerce One, Inc. ("Commerce One") resulting in a cumulative ownership interest of approximately 22% of Commerce One's outstanding voting shares and the ability to exercise significant influence. As of December 31, 2002, the carrying value of SAP's investment in Commerce One was reduced to zero as of result of the recognition of SAP's equity in the losses of Commerce One since the initial investment date and the recognition of an other-than-temporary impairment charge of approximately €298 million in 2002. In 2004, Commerce One filed for bankruptcy, sold all of its assets, and was renamed CO Liquidation, Inc.

B. NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

(5) REVENUE

Revenue information by segment and geographic region is disclosed in Note 33. Other revenue is derived mainly from marketing events.

(6) SALES AND MARKETING

Sales and marketing expense includes advertising costs, which amounted to €170,300 thousand, €161,543 thousand, and €151,300 thousand in 2004, 2003, and 2002 respectively.

(7) OTHER OPERATING EXPENSE, NET

Other operating income/expense for the years ended December 31 are as follows:

	2004	2003	2002
	€(000)	€(000)	€(000)
Restructuring costs - severance obligations	- 5,796	- 3,384	- 33,148
Bad debt expense	- 1,791	0	0
Expenses to obtain rental income	- 1,517	- 3,297	- 4,989
Restructuring costs - unused lease space	- 1,210	- 17,164	- 12,960
Other	- 2,834	- 835	- 1,536
Other operating expense	**- 13,148**	**- 24,680**	**- 52,633**
Rental income	7,135	9,870	9,228
Receipt of insurance proceeds	4,318	2,002	2,246
Reductions of bad debt allowance	0	5,368	5,288
Other	3,457	944	763
Other operating income	**14,910**	**18,184**	**17,525**
	1,762	**- 6,496**	**- 35,108**

Charges to the allowance for doubtful accounts for bad debt expense are based on a systematic, ongoing review, and evaluation of outstanding receivables that is performed every month. Specific customer credit loss risks are also included in the allowance for doubtful accounts, but are charged to the respective cost of product or cost of service sold. Total provisions for allowances for doubtful accounts charged to the respective functional cost category of product or cost of service sold approximated €0 million, €12.3 million and €12.9 million during 2004, 2003, and 2002, respectively.

See Note 25 for more detailed information about costs incurred in connection with exit activities.

(8) FUNCTIONAL COSTS AND OTHER EXPENSES

The information provided below is classified based upon the type of expense. The Consolidated Statements of Income include these amounts in various categories based upon the applicable line of business.

Cost of Services and Materials

Cost of services and materials, which are included in various operating expense line items in the Consolidated Statements of Income for the years ended December 31 are as follows:

	2004	2003	2002
	€(000)	€(000)	€(000)
Raw materials and supplies, purchased goods	27,124	26,052	23,515
Purchased services	722,727	643,815	824,752
	749,851	**669,867**	**848,267**

Personnel Expenses/Number of Employees

Personnel expenses, which are included in various operating expenses in the Consolidated Statements of Income for the years ended December 31, are as follows:

	2004	2003	2002
	€(000)	€(000)	€(000)
Salaries	2,513,791	2,479,416	2,519,054
Social costs	350,052	346,579	345,798
Pension expense	104,175	110,595	100,397
	2,968,018	**2,936,590**	**2,965,249**

Included in personnel expenses for the years ended December 31, 2004, 2003, and 2002, are expenses associated with the stock-based compensation plans as described in Note 23.

The average number of employees in full-time equivalents was as follows:

	2004	2003	2002
Employees in full-time equivalents	31,224	29,098	29,054

Certain employees that are currently employed by SAP but that are not currently operational or that work part-time while finishing a university degree are excluded from the above figures. Also, certain temporary employees are not included in the above figures. The number of such temporary employees is not material.

(9) OTHER NON-OPERATING INCOME/EXPENSE, NET

Other non-operating income/expense for the years ended December 31 are as follows:

	2004	2003	2002
	€(000)	€(000)	€(000)
Foreign currency losses	- 140,881	- 255,749	- 201,097
Losses on disposal of fixed assets	- 6,696	- 3,474	- 3,850
Other	- 8,830	- 6,585	- 7,552
Other non-operating expenses	**- 156,407**	**- 265,808**	**- 212,499**
Foreign currency gains	152,831	284,288	236,401
Gains on disposal of fixed assets	6,147	5,237	4,696
Other	10,703	12,592	8,721
Other non-operating income	**169,681**	**302,117**	**249,818**
	13,274	**36,309**	**37,319**

(10) FINANCIAL INCOME/EXPENSE, NET

Financial income/expense, net for the years ended December 31 is as follows:

	2004	2003	2002
	€(000)	€(000)	€(000)
Interest and similar income	64,393	47,436	38,311
Interest and similar expenses	- 8,122	- 3,999	- 13,524
Interest income, net	**56,271**	**43,437**	**24,787**
Gain/loss from investments, net	**1,842**	**22**	**- 394,039**
- thereof from associated companies	- 342	- 234	- 394,589
Income from marketable securities and loans of financial assets	2,352	2,636	2,647
Write-down of financial assets	- 20,403	- 22,663	- 133,098
Gains on sales of equity securities	14,034	2,224	3,057
Unrealized losses on STAR hedge	- 14,558	- 15,213	- 58,909
Other net	1,449	5,844	256
Other financial gain/loss from investments, net	**- 17,126**	**- 27,172**	**- 186,047**
	40,987	**16,287**	**- 555,299**

Interest income is derived primarily from cash and cash equivalents, long-term investments, and other assets.

The loss from associated companies in 2002 includes €389,630 thousand related to the Company's investment in Commerce One, of which €297,632 thousand is due to an other-than-temporary impairment charge.

See Notes 16 and 23 regarding write-downs of financial assets and unrealized losses on STAR hedge respectively.

(11) INCOME TAXES

Income tax for the years ended December 31 is comprised of the following components:

	2004	2003	2002
	€(000)	€(000)	€(000)
Current taxes - Germany	470,473	382,786	302,533
Current taxes - Foreign	267,591	217,232	221,452
	738,064	**600,018**	**523,985**
Deferred taxes - Germany	22,120	90,925	56,155
Deferred taxes - Foreign	- 2,915	1,697	18,565
	19,205	**92,622**	**74,720**
Income tax expense	**757,269**	**692,640**	**598,705**

In December 2004, the German government enacted new tax legislation ("Gesetz zur Umsetzung von EU-Richtlinien in nationales Steuerrecht und zur Änderung weiterer Vorschriften") effective January 1, 2005. This legislation does not include any significant changes, which are of relevance for the Company. Therefore the effect of this and other changes in tax laws on the Consolidated Statements of Income in 2004 was not material.

The effects of the German tax law changes that were enacted prior to 2004 are as follows: New tax legislation enacted in December 2003, and effective January 1, 2004, did limit the exemption from tax for domestic dividends and certain gains from the sale of shares in affiliated and unaffiliated companies. Beginning January 2004, only 95 % of such dividends received and gains realized are tax-free while 5 % are treated as non-deductible expenses. The impact of this tax law change in the Consolidated Statements of Income 2003 was not material.

Income before income tax, minority interest and extraordinary gain (see Note 12) consists of the following:

	2004	2003	2002
	€(000)	€(000)	€(000)
Germany	1,352,200	1,179,891	450,864
Foreign	720,442	596,724	656,834
	2,072,642	**1,776,615**	**1,107,698**

The effective income tax rate for the years ended December 31, 2004, 2003, and 2002, was 36.5 %, 39.0 % and 53.8 % respectively. The following table reconciles the expected income tax expense computed by applying the Company's combined German corporate tax rate of 36.20 % in 2004 (2003: 37.71 %; 2002: 36.39 %) to the actual income tax expense. The Company's 2004 combined German corporate tax rate includes a corporate income tax rate, after the benefit of deductible trade tax, of 21.66 % (2003: 22.91 %; 2002: 21.60 %) plus a solidarity surcharge of 5.5 % thereon and trade taxes of 13.35 % (2003: 13.54 %; 2002: 13.60 %).

	2004	2003	2002
	€(000)	€(000)	€(000)
Income before income taxes	2,072,642	1,776,615	1,107,698
Expected income taxes 36.20 % in 2004 (37.71 % in 2003, 36.39 % in 2002)	750,296	669,961	403,091
Foreign tax rate differential	- 7,800	- 14,735	- 4,316
Tax on non-deductible expenses	12,631	28,564	11,450
Tax effect on losses	- 471	- 1,507	- 130
Tax effect on equity investments and securities	- 7,795	7,110	177,639
Other	10,408	3,247	10,971
Actual income tax expense	**757,269**	**692,640**	**598,705**

Deferred income tax assets and liabilities as of December 31, 2004 and 2003, are summarized (referring to the underlying item) as follows:

	2004	2003
	€(000)	€(000)
Deferred tax assets		
Intangibles	34,181	90,286
Property, plant, and equipment	3,278	- 3,159
Financial assets	7,206	14,125
Accounts receivable	4,099	7,761
Net operating loss carryforwards	11,993	17,914
Pension provisions	18,332	12,337
Stock-based compensation	8,371	12,099
Other liabilities	91,422	78,537
Deferred income	28,106	35,942
Other	61	115
	207,049	**265,957**
Less: Valuation allowance	- 1,448	- 1,504
Deferred tax assets	**205,601**	**264,453**
Deferred tax liabilities		
Intangibles	0	1,096
Property, plant, and equipment	7,718	2,119
Financial assets	8,944	21,396
Accounts receivable	44,204	86,490
Other provisions	3,130	320
Deferred income	0	9
Other	206	550
Deferred tax liabilities	**64,202**	**111,980**
Net deferred tax assets/liabilities	**141,399**	**152,473**

With regard to their duration, deferred tax assets and liabilities as of December 31 are classified as follows:

	2004	2003
	€(000)	€(000)
Deferred tax assets		
Short-term	96,132	84,873
Long-term	109,469	179,580
	205,601	**264,453**
Deferred tax liabilities		
Short-term	47,557	94,868
Long-term	16,645	17,112
	64,202	**111,980**

On December 31, 2004, certain foreign subsidiaries of the Company had net operating loss carryforwards amounting to €65,907 thousand (2003: €90,854 thousand), which may be used to offset future taxable income. Of this amount €19,129 thousand relates to state net operating loss carryforwards in the United States, of which €17,299 thousand expire during the years 2021 and 2024, if not used earlier. The remaining amount is available to be used to offset state taxable income, if any, over the next 16 years. Further €18,950 thousand relates to other net operating loss carryforwards that will expire if not used within three to seven years. The remaining €27,828 thousand relates to other net operating loss carryforwards that do not expire and therefore can be utilized indefinitely.

Deferred tax assets as of December 31, 2004 and 2003, relating to net operating loss carryforwards have been reduced by a valuation allowance of €1,448 thousand and €1,504 thousand, respectively, to a net amount that management believes is more likely than not to be realized.

The decrease of this valuation allowance in 2004 from €1,504 thousand to €1,448 thousand is mainly caused by currency effects.

The Company recorded tax liabilities of €3,240 thousand (2003: €872 thousand) for taxes on future dividend distributions from foreign subsidiaries, which is based on €179,000 thousand (2003: €48,000 thousand) of cumulative undistributed earnings of those foreign subsidiaries because such earnings are intended to be repatriated. The Company has not recognized an income tax liability on €1,824,340 thousand (2003: €1,716,116 thousand) of undistributed earnings of its foreign subsidiaries that arose in 2004 and prior years because the Company plans to permanently reinvest the undistributed earnings. It is not practicable to estimate the amount of unrecognized tax liabilities for these undistributed foreign earnings.

Total income taxes for the years ended December 31, 2004, 2003, and 2002, including those not affecting the Consolidated Statements of Income (charged or credited to Other comprehensive income) were allocated as follows:

	2004	2003	2002
	€(000)	€(000)	€(000)
Income tax expense from continuous operations	757,269	692,640	598,705
Tax on Other comprehensive income/loss	- 11,262	31,750	- 5,486
	746,007	**724,390**	**593,219**

See Note 22 for the income tax impact of the components of Accumulated other comprehensive income.

(12) EXTRAORDINARY GAIN

In 2002, the Company recorded an extraordinary gain for negative goodwill that resulted from the acquisition of the outstanding shares of an associated company, which was subsequently merged into SAP AG. The excess of the fair value of the net assets acquired over the purchase price (that is, negative goodwill) primarily related to the recognition of deferred tax assets for acquired net operating loss carryforwards that SAP was able to utilize and realize immediately.

(13) EARNINGS PER SHARE

Convertible bonds and stock options granted to employees under SAP's stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The conversion feature of the convertible bonds has been "out of the money" for all periods presented. As such, because their effect would have been anti-dilutive, all outstanding convertible bonds have been excluded from the computation of earnings per share for all periods presented. The number of outstanding stock options and convertible bonds is presented in Note 23.

(in thousands, except per share data)	2004	2003	2002
Net income before extraordinary gain	€1,310,521	€1,077,063	€502,838
Extraordinary gain, net of tax	€0	€0	€5,776
Net income	**€1,310,521**	**€1,077,063**	**€508,614**
Weighted average shares - basic	**310,802**	**310,781**	**313,016**
Stock options	1,354	628	964
Weighted average shares - diluted	**312,156**	**311,409**	**313,980**
Earnings per share - basic			
Net income before extraordinary gain	€4.22	€3.47	€1.60
Extraordinary gain, net of tax	€0.00	€0.00	€0.02
Net income	**€4.22**	**€3.47**	**€1.62**
Earnings per share - diluted			
Net income before extraordinary gain	€4.20	€3.46	€1.60
Extraordinary gain, net of tax	€0.00	€0.00	€0.02
Net income	**€4.20**	**€3.46**	**€1.62**

C. NOTES TO THE CONSOLIDATED BALANCE SHEETS

(14) INTANGIBLE ASSETS

	Licenses, trademarks similar rights and other intangibles	Goodwill	Total
	€(000)	€(000)	€(000)
Purchase cost			
1/1/2004	**232,645**	**444,880**	**677,525**
Exchange rate differences	- 7,229	- 19,512	- 26,741
Additions	39,021	126,935	165,956
Retirements/disposals	- 2,426	0	- 2,426
12/31/2004	**262,011**	**552,303**	**814,314**
Accumulated amortization			
1/1/2004	**156,430**	**99,759**	**256,189**
Exchange rate differences	- 5,775	- 4,163	- 9,938
Additions	45,203	0	45,203
Retirements/disposals	- 2,033	0	- 2,033
12/31/2004	**193,825**	**95,596**	**289,421**
Book value 12/31/2004	**68,186**	**456,707**	**524,893**
Book value 12/31/2003	**76,215**	**345,121**	**421,336**

The additions to goodwill include additions from the acquisitions discussed in Note 4 as well as certain minor purchase adjustments related to prior acquisitions.

All of SAP's intangible assets, other than goodwill and the aggregate minimum pension liability offset (€25 thousand) included in other intangibles, are subject to amortization. Intangibles consist of two major asset classes:

(in thousands of €, except amortization period)	Software and database licenses	Acquired technology	Other	Licenses, trademarks, similar rights and other intangibles
December 31, 2004				
Purchase cost	139,533	110,036	12,442	262,011
Accumulated amortization	112,264	73,350	8,211	193,825
thereof additions in 2004				
Purchase cost	16,699	12,402	9,920	39,021
Weighted average amortization period in years	3.0	4.8	3.0	-
December 31, 2003				
Purchase cost	125,056	96,422	11,167	232,645
Accumulated amortization	98,360	53,651	4,419	156,430

During 2004, the Company acquired software and database licenses from third parties. Software and database licenses consist primarily of technology for internal use whereas acquired technology consists primarily of technology to be incorporated into the Group's products. The additions to software and database licenses in 2004 were acquired from third parties, whereas the additions to acquired technology and other result from the acquisitions discussed in Note 4.

Other consists primarily of trademark licenses and customer contracts acquired. For further information refer to Note 4.

The estimated aggregate amortization expense for intangible assets for each of the five succeeding years ending December 31 is as follows:

	€(000)
2005	31,591
2006	17,897
2007	7,111
2008	3,480
2009	2,341
thereafter	5,741

The carrying amount of goodwill by reportable segment as of December 31, 2004 and 2003, is as follows (for further information see Note 33):

	12/31/2004	Thereof additions in 2004	12/31/2003	Thereof additions in 2003
	€(000)	€(000)	€(000)	€(000)
Product	198,046	1,745	215,062	13,467
Consulting	252,675	125,190	119,921	36,441
Training	5,986	0	10,138	0
	456,707	**126,935**	**345,121**	**49,908**

The additions in 2004 include certain minor adjustments related to prior acquisitions.

(15) PROPERTY, PLANT, AND EQUIPMENT

	Land, leasehold improvements, and buildings, including buildings on third-party land	Other property, plant, and equipment	Payments and construction in progress	Total
	€(000)	€(000)	€(000)	€(000)
Purchase cost				
1/1/2004	**928,845**	**886,987**	**12,660**	**1,828,492**
Exchange rate differences	- 11,819	- 7,199	- 82	- 19,100
Additions	18,510	152,683	795	171,988
Retirements/disposals	- 21,836	- 98,230	0	- 120,066
Reclassifications	5,207	4,289	- 8,858	638
12/31/2004	**918,907**	**938,530**	**4,515**	**1,861,952**
Accumulated depreciation				
1/1/2004	**225,004**	**583,831**	**0**	**808,835**
Exchange rate differences	- 3,515	- 6,374	0	- 9,889
Additions	42,587	121,879	0	164,466
Retirements/disposals	- 11,007	- 90,174	0	- 101,181
Reclassifications	75	563	0	638
12/31/2004	**253,144**	**609,725**	**0**	**862,869**
Book value 12/31/2004	**665,763**	**328,805**	**4,515**	**999,083**
Book value 12/31/2003	**703,841**	**303,156**	**12,660**	**1,019,657**

The additions in other property, plant, and equipment relate primarily to the purchase of computer hardware acquired in the normal course of business.

Interest capitalized has not been material to any period presented.

(16) FINANCIAL ASSETS AND MARKETABLE SECURITIES

	Fixed assets		Non-fixed assets		Total	
	2004	2003	2004	2003	2004	2003
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Equity method investments	1,595	1,799	0	0	1,595	1,799
Marketable equity securities available-for-sale	17,328	24,457	0	0	17,328	24,457
Equity securities at cost	25,924	26,841	0	0	25,924	26,841
Equity securities	43,252	51,298	0	0	43,252	51,298
Debt securities available-for-sale	231	53,023	242	3	473	53,026
Investment fund securities	1,984	654	9,922	1,349	11,906	2,003
Loans	53,320	61,214	0	0	53,320	61,214
	100,382	167,988	10,164	1,352	110,546	169,340

Proceeds from sales of available-for-sale securities in 2004 were €67.7 million (2003: €4.1 million; 2002: €0.7 million). Gross gains realized from sales of available-for-sale securities in 2004 were €13.7 million (2003: €2.2 million; 2002: €0.7 million). Gross losses realized from sales of available-for-sale securities are not material for the periods presented.

Equity Method Investments

As described in Note 10, SAP recorded a loss of €389,630 thousand in 2002 due to an other-than-temporary impairment charge and equity method losses attributable to the investment in Commerce One. The market value and the carrying value of the Company's investment in Commerce One as of December 31, 2004, were €0.7 million (based on the quoted share price of US$0.17) and €0, respectively, and as of December 31, 2003, were €5.9 million (based on the quoted share price of US$1.27) and €0, respectively. Because Commerce One had no effect on the Company's Consolidated Statements of Income in 2004 and 2003, summarized consolidated financial information has not been provided for Commerce One for the years ended December 31, 2004 and 2003, respectively. The following table presents summarized consolidated financial information for Commerce One for the year ended December 31, 2002.

	2002
	US$(000)
Net revenues	105,529
Loss from operations	- 594,216
Net loss	- 589,836
Current assets	125,189
Non-current assets	34,233
Total assets	**159,422**
Current liabilities	64,781
Non-current liabilities	47,151
Shareholders's equity	47,490
Total liabilities and equity	**159,422**

Equity and Debt Securities

Amounts pertaining to marketable equity securities and debt securities as of December 31 are as follows:

	Marketable securities not in loss positions		Marketable securities in loss position					
			for less than 12 months		for more than 12 months		Total	
	Fair value	Unrealized gains	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
2004								
Marketable equity securities available-for-sale	14,910	9,006	2,418	569	0	0	2,418	569
Marketable debt securities available-for-sale	0	0	473	133	0	0	473	133
Investment fund securities	1,984	31	9,922	77	0	0	9,922	77
2003								
Marketable equity securities available-for-sale	23,864	15,374	593	73	0	0	593	73
Marketable debt securities available-for-sale	53,026	1,651	0	0	0	0	0	0
Investment fund securities	2,003	25	0	0	0	0	0	0

All marketable equity securities and all debt securities are evaluated for impairment whenever SAP becomes aware of an event that indicates for possibility of an impairment, and at regular intervals at least annually, even if no event occurs that indicates the possibility of an impairment. For the year ended December 31, 2004, the Company has determined that there are no other-than-temporary impairments of these securities based on the evaluations given the short duration of the respective declines in value and the Company's intent and ability to hold these investments for a reasonable period of time sufficient for a forecasted recovery. For the years ended December 31, 2003 and 2002, the Company recorded other-than-temporary impairment charges of €8.7 million and €12.5 million, respectively.

During 2004, €51,129 thousand of debt securities available-for-sale, consisting of corporate debt securities, matured.

The carrying value of all equity securities at cost were €25,924 thousand and €26,841 thousand as of December 31, 2004 and 2003, respectively. Equity securities at cost, which primarily include venture capital investments, are not included in the above table as a market value for those securities is generally not readily obtainable. Impairments in value of equity securities at cost that are considered to be other-than-temporary are recognized immediately as expense and a new cost basis is established. During 2004, 2003, and 2002, the Company recorded €5.1 million, €6.1 million, and €101.2 million, respectively, in charges related to other-than-temporary impairments of equity securities at cost.

Other Loans

Other loans include interest-bearing and non-interest or below-market-interest loans to employees and third parties as follows:

	2004	2003
	€(000)	€(000)
Loans to employees	42,824	37,777
Loans to third parties	10,496	23,437
	53,320	**61,214**

Loans granted to employees primarily consist of interest-free or below-market rate building loans. SAP discounts interest free or below-market rate employee loans based on prevailing market rates. There have been no loans to employees or members of the Executive Board and Supervisory Board to assist them in exercising stock options.

(17) INVENTORIES

Inventories consist of costs for office supplies and documentation and services for which revenues have been deferred.

(18) ACCOUNTS RECEIVABLE, NET

Accounts receivable include costs and estimated earnings in excess of billings on uncompleted contracts of €135,194 thousand and €105,525 thousand as of December 31, 2004 and 2003, respectively.

Amounts presented in the Consolidated Balance Sheets are net of allowances for bad debts of €63,362 thousand and €71,011 thousand as of December 31, 2004 and 2003, respectively. Net Accounts receivable based on due dates as of December 31 are as follows:

	2004	2003
	€(000)	€(000)
Due within 1 year	1,928,557	1,761,195
Due between 1 and 5 years	543	9,520
	1,929,100	**1,770,715**

Concentrations of credit risks are limited due to the Company's large customer base and its dispersion across many different industries and countries worldwide. No single customer accounted for 5% or more of total Revenues or net Accounts receivable in 2004, 2003, or 2002.

(19) OTHER ASSETS

	2004	2003
	€(000)	€(000)
Fair value of STAR hedge and other derivatives	191,716	256,758
Investments in insurance policies held for employee-financed pension plans, semiretirement, and time accounts	134,003	94,407
Income tax receivables	52,161	32,060
Prepaid pensions	32,035	27,221
Rent deposits	22,823	23,130
Others	104,907	72,315
Total other assets	**537,645**	**505,891**
– thereof with a remaining term greater than 1 year	224,829	166,634

Included in others are interest receivable and short-term loans. Detailed information about SAP's derivative financial instruments are presented in Note 32. Investments in insurance policies relate to the employee-financed pension plans as presented in Note 24. The corresponding liability for investments in insurance policies for semiretirement and time accounts is included in Other reserves and accrued liabilities (see Note 25).

(20) LIQUID ASSETS

Liquid assets as of December 31 consist of the following:

	2004	2003
	€(000)	€(000)
Cash at banks	458,909	326,305
Liquid investments with original maturities of 3 months or less	1,054,226	658,090
Cash and cash equivalents	**1,513,135**	**984,395**
Liquid investments with original maturities exceeding 3 months and less than 1 year	546,272	588,472
Liquid investments with original maturities exceeding 1 year	1,137,135	448,784
Restricted cash with original maturity exceeding 1 year	0	74,305
	3,196,542	**2,095,956**

Liquid assets with maturities exceeding one year are classified as non current in our consolidated balance sheets.

Restricted cash was used until mid-2004 to collateralize the Company's obligation under an operating lease arrangement with a financial institution in conjunction with capital expenditures made for SAP Properties, Inc. ("SAP Properties"). See Note 30.

In 2004, SAP eliminated from cash and cash equivalents auction rate securities and began classifying them as liquid assets with original maturities "exceeding 3 months and less than 1 year" or "exceeding 1 year". The December 31, 2003 and 2002 balances of liquid asset items and the 2003 and 2002 consolidated statements of cash flows have been adjusted accordingly. These adjustments have no effect on the amounts of total liquid assets, total assets, net income or cash flow from operations of the Company. The effects of this adjustment are as follows for the years ended December 31, 2003 and 2002:

	2003			2002		
	As previously reported	Adjustment	As adjusted	As previously reported	Adjustment	As adjusted
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Change in liquid assets (maturities exceeding 3 months) and marketable securities	- 639,379	- 229,342	- 868,721	91,703	- 110,547	- 18,844
Net cash used in investing activities	- 915,120	- 229,342	- 1,144,462	- 215,840	- 110,547	- 326,387
Net increase in cash and cash equivalents	218,683	- 229,342	- 10,659	366,757	- 110,547	256,210
Cash and cash equivalents at the beginning of the year	1,121,708	- 126,654	995,054	754,951	- 16,107	738,844
Cash and cash equivalents at the end of the year	1,340,391	- 355,996	984,395	1,121,708	- 126,654	995,054
Liquid investments with original maturities exceeding 3 months and less than 1 year	680,891	- 92,419	588,472	26,281	- 9,515	16,766
Liquid investments with original maturities exceeding 1 year	74,674	448,415	523,089	89,908	136,169	226,077

(21) PREPAID EXPENSES AND DEFERRED CHARGES

Prepaid expenses and deferred charges are mainly comprised of prepayments for software royalties, operating leases, and maintenance contracts.

(22) SHAREHOLDERS' EQUITY

Subscribed Capital

As of December 31, 2004, SAP AG had 316,003,600 no-par common shares issued (including treasury stock) with a calculated nominal value of €1 per share.

The number of common shares increased by 590,047 (corresponding to €590,047) as a result of the exercise of awards granted under certain stock-based compensation plans.

Shareholdings in SAP AG as of December 31, 2004, are as follows:

	Number of shares	Subscribed capital	Number of shares	Subscribed capital
	2004	2004	2003	2003
	(000)	%	(000)	%
Hasso Plattner GmbH & Co. Beteiligungs-KG	31,240	9.9	31,240	9.9
Dietmar Hopp Stiftung GmbH	28,017	8.9	28,017	8.9
Klaus Tschira Stiftung gGmbH	21,155	6.7	21,155	6.7
Dr. h. c. Tschira Beteiligungs GmbH & Co. KG	15,833	5.0	15,833	5.0
Hasso Plattner Förderstiftung gemeinnützige GmbH	5,229	1.6	6,000	1.9
Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG	4,811	1.5	4,811	1.5
Treasury stock	5,363	1.7	4,565	1.5
Free float	204,356	64.7	203,793	64.6
	316,004	**100.0**	**315,414**	**100.0**

Golfplatz St. Leon-Rot GmbH & Co. Beteiligungs-KG is wholly owned by Dietmar Hopp.

Authorized Capital

The Articles of Association authorize the Executive Board of SAP AG (the "Executive Board") to increase the Subscribed capital

- up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash until May 1, 2006 ("Authorized Capital I"). The issuance is subject to the statutory subscription rights of existing shareholders.
- up to a total amount of €60 million through the issuance of new common shares in return for contributions in cash or in kind until May 1, 2006 ("Authorized Capital II"). Subject to certain preconditions and the consent of the Supervisory Board, the Executive Board is authorized to exclude the shareholders' statutory subscription rights.
- up to an aggregate amount of €15 million against contribution in cash by issuing new common shares until May 1, 2007 ("Authorized Capital III"). The new shares may be subscribed by a credit institution only, and only to the extent that such credit institution, releasing SAP from its corresponding obligation, satisfies the conversion and subscription rights granted under the SAP AG 2000 Long Term Incentive Plan ("LTI 2000 Plan") or SAP Stock Option Plan 2002 ("SAP SOP 2002"), respectively. The shareholders' statutory subscription rights are excluded from this capital increase. The Executive Board may exercise this authorization only to the extent that the capital stock attributable to the new shares issued from this Authorized Capital III together with new shares from

Contingent capital and treasury shares issued or transferred for the purposes of satisfying subscription rights does not amount to more than 10% of the capital stock at the time of adoption of the authorization.

No authorization to increase capital stock was exercised in fiscal year 2004.

Contingent Capital

SAP AG's capital stock is subject to a contingent increase of common shares. The contingent increase shall be effected only to the extent that the holders of the convertible bonds and stock options that were issued by SAP AG under certain stock-based compensation plans (see Note 23) exercise their conversion or subscription rights. The following table provides a summary of the changes in Contingent capital for 2003 and 2004:

	Contingent capital
	€(000)
12/31/2002	**56,288**
Exercise	- 451
New authorized	0
Reduction	0
12/31/2003	**55,837**
Exercise	- 590
New authorized	0
Reduction	0
12/31/2004	**55,247**

Treasury Stock

By resolution of the Annual General Shareholders' Meeting held on May 6, 2004, the Executive Board was authorized to acquire, on or before October 31, 2005, up to 30 million shares in the Company on the condition that such share purchases, together with any previously acquired shares, do not account for more than 10% of the Company's capital stock. Although treasury stock is legally considered outstanding, SAP has no dividend or voting rights associated with treasury stock. SAP may redeem or resell shares held in treasury or may use treasury stock for the purpose of servicing subscription rights and conversion rights under the Company's stock-based compensation plans. Also, SAP may use the shares as consideration in connection with the acquisition of enterprises.

As of December 31, 2004, SAP had acquired 5,363 thousand (2003: 4,565 thousand) of its own shares, representing €5,363 thousand (2003: €4,565 thousand) or 1.7% (2003: 1.5%) of capital stock. In 2004, 1,127 thousand (2003: 1,049 thousand) shares in aggregate were acquired under the buyback program at an average price of approximately €125.49 (2003: €84.06) per share, representing €1,127 thousand or 0.4% (2003: €1,049 thousand or 0.3%) of capital stock. In connection with stock-based compensation plans, SAP acquired in 2004 an additional

186 thousand (2003: 331 thousand) of its own shares, representing 0.06% (2003: 0.1%) of the total shares outstanding as of December 31, at an average market price of €130.13 (2003: €101.50) per share. Such shares were transferred to employees during the year at an average price of €99.61 (2003: €70.71) per share. See Note 23 for further information. In 2004, certain of SAP AG's foreign subsidiaries purchased an additional 290 thousand (2003: 373 thousand) American Depositary Receipts ("ADRs") (each ADR represents one-fourth of a common share), at an average price of US$40.61 (2003: US$26.15) per ADR. Such ADRs were distributed to employees during the year at an average price of US$34.57 (2003: US$22.08) per ADR by an administrator. The Company held no ADRs as of December 31, 2004 and 2003, respectively.

Other Comprehensive Income/Loss

The changes in the components of Other comprehensive income/loss consist of the following as of December 31:

	2004			2003		
	Pre-tax amount	Tax (expense) or benefit	Net amount	Pre-tax amount	Tax (expense) or benefit	Net amount
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Unrealized gains (losses) on marketable securities						
Unrealized holding gains (losses)	- 699	774	75	14,365	- 814	13,551
Reclassification adjustments for (gains) losses included in net income	- 8,020	267	- 7,753	5,574	- 7	5,567
Net unrealized gains (losses) on marketable securities	**- 8,719**	**1,041**	**- 7,678**	**19,939**	**- 821**	**19,118**
Currency translation adjustments	**- 70,723**	**0**	**- 70,723**	**- 148,424**	**0**	**- 148,424**
Additional minimum pension liability adjustments	**- 9,089**	**2,070**	**- 7,019**	**27,249**	**- 10,966**	**16,283**
Unrealized gains (losses) on cash flow hedges:						
Unrealized cash flow hedge gains (losses)	11,691	1,681	10,010	20,261	7,300	12,961
Reclassification adjustments for (gains) losses included in net income	- 11,844	- 1,703	- 10,141	- 363	- 131	- 232
Net unrealized cash flow hedge gains (losses)	**- 153**	**22**	**- 131**	**19,898**	**- 7,169**	**12,729**
Unrealized gains (losses) on STAR hedge						
Unrealized gains (losses) on STAR hedge	- 1,094	378	- 716	36,790	- 12,794	23,996
Reclassification adjustments for (gains) losses included in net income	- 22,433	7,751	- 14,682	0	0	0
Net unrealized gains (losses) on STAR hedge	**- 23,527**	**8,129**	**- 15,398**	**36,790**	**- 12,794**	**23,996**
Currency effects from intercompany long-term investment transactions	**- 2,473**	**0**	**- 2,473**	**0**	**0**	**0**
Other comprehensive income (loss)	**- 114,684**	**11,262**	**- 103,422**	**- 44,548**	**- 31,750**	**- 76,298**

As of December 31, 2004 and 2003, the net of tax amounts included in Accumulated other comprehensive income/loss for aggregate unrealized gains on available-for-sale marketable securities were €8,301 thousand and €15,979 thousand, respectively; accumulated currency translation adjustments were €-322,396 thousand and €-251,673 thousand, respectively; aggregate additional minimum pension liabilities were €-10,741 thousand and €-3,722 thousand, respectively; accumulated unrealized gains on cash flow hedges were €13,310 thousand and €13,441 thousand, respectively; and accumulated unrealized gains on STAR hedges were €8,598 thousand and €23,996 thousand, respectively; and accumulated currency effects from intercompany long-term investment transactions were €-2,473 thousand and €0 thousand, respectively.

Miscellaneous
Under the German Stock Corporation Act (Aktiengesetz), the amount of dividends available for distribution to shareholders is based upon the earnings of SAP AG as reported in its statutory financial statements determined in accordance with the German Commercial Code (Handelsgesetzbuch). For the year ended December 31, 2004, SAP management has proposed a distribution in 2005 of €1.10 per share as a dividend to the shareholders relating to the earnings of SAP AG for the year ended December 31, 2004. Dividends per share for 2003 and 2002, which were paid in the immediately subsequent year, were as follows:

	2003	2002
	€	€
Dividend per common share	0.80	0.60

(23) STOCK-BASED COMPENSATION PLANS

Total compensation expense recorded in connection with stock-based compensation plans for the year 2004 amounts to €37 million (2003: €125 million, 2002: €9 million).

Employee Discounted Stock Purchase Programs
The Company acquires SAP AG common shares and ADRs under various employee stock purchase plans and transfers the shares to employees. Discounts provided to employees through such plans do not exceed 15% and are treated as a direct reduction of equity.

Stock Appreciation Right (STAR) Plans
In February 2004 and February 2003, the Company granted approximately 3.5 million and 3.8 million stock appreciation rights ("2004 STARs" and "2003 STARs" respectively) to selected employees who are not participants in the LTI 2000 Plan or SAP SOP 2002. The 2004 and 2003 STAR grant values of €134.35 and €84.91, respectively, are based upon the average fair market value of one common share over the 20 business days commencing the day after the announcement of the Company's preliminary results for the preceding fiscal year. The valuation of the STARs is calculated quarterly, over a period of two years. Each quarterly valuation is weighted as follows in determining the final valuation:

Weighting factor							
Quarter ended							
March 31	June 30	Sep. 30	Dec. 31	March 31	June 30	Sep. 30	Dec. 31
5%	5%	10%	20%	10%	10%	10%	30%

The valuations for the quarterly periods ending December 31 are based on the amount by which the grant price is exceeded by the average fair market value of one common share as quoted on Xetra, the trading system of the Frankfurt Stock Exchange, over the 20 consecutive business days commencing on the day after the announcement of the Company's preliminary annual results. The other quarterly valuations are based on the amount by which the grant price is exceeded by the average fair market value of one common share quoted on Xetra over the five consecutive business days commencing on the day after the announcement of the Company's quarterly results. Because each quarterly valuation is measured independently, it is unaffected by any other quarterly valuation.

The cash payout value of each STAR will be calculated quarterly as follows: (i) 100% of the first €50 value appreciation for such quarter; (ii) 50% of the next €50 value appreciation; and (iii) 25% of any additional value appreciation. Participants will receive payments with respect to the 2004 STARs as follows: 50% each on both, March 31, 2006 and January 31, 2007. Under the terms of the 2003 STAR Program, participants were scheduled to receive an initial payment of 50% on March 31, 2005 and a second installment on January 31, 2006. Participants will receive STAR payments provided that, subject to certain exceptions, they continue to be actively employed by the Company on the payment dates.

As SAP's STAR Plans are settled in cash rather than by issuing equity instruments a liability is recorded for such plans, based on the current value of the STARs at the reporting date. Compensation expense – including effects of the changes in the value of the STAR – is accrued over the period the employee performs the related service ("vesting period").

As of December 31, 2004, a STAR provision in the amount of €109 million (€51 million in 2003) is included in Other reserves and accrued liabilities in the consolidated balance sheet (see Note 25). The related STAR expense was reduced by the effects of the STAR hedge – as described in Note 32 – and therefore totaled only €38 million (€36 million in 2003). The STAR provision as of December 31, 2004, as well as the related STAR expense solely result from the 2003 STAR Program. For the STARs granted in February 2004, no compensation expenses were recorded, as the grant price exceeded the fair market value of SAP shares on all relevant measurement dates in 2004. No compensation expenses were recorded in 2002, as the grant price of STARs outstanding in that period exceeded the average fair market value of SAP shares on all relevant measurement dates. Accordingly no accrual was recorded as of December 31, 2002, for the 2002 STAR Program.

Stock Option Plan 2002

At the 2002 Annual General Shareholders' Meeting, the Company's shareholders approved the SAP SOP 2002. The SAP SOP 2002, which provides for the issuance of stock options to the members of the SAP AG Executive Board, members of subsidiaries' Executive Boards as well as to eligible executives and other top performers of SAP AG and its subsidiaries, is designed to replace the LTI 2000 Plan, described below. Under the SAP SOP 2002, the Executive Board is authorized to issue, on or before April 30, 2007, up to 19,015,415 stock options.

Each stock option granted under the SAP SOP 2002 entitles its holder to subscribe to one share of the Company, against the payment of an exercise price, which is composed of a base price and a premium of 10 % thereon. The base price is the average market price of the SAP share on the Frankfurt Stock Exchange during the five trading days preceding the issue of the respective stock option, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the Xetra trading system. These provisions notwithstanding, the exercise price should not be less than the closing auction price on the day before the issue date. The term of the stock options is five years. Subscription rights cannot be exercised until a vesting period has elapsed. The vesting period of an option holder's subscription rights ends two years after the issue date of that holder's options.

For options granted to members of the Executive Board in and from February 2004, the SAP SOP 2002 plan conditions provide for a potential limitation on the subscription rights to the extent that the Supervisory Board determines that, by exercising the rights, the option holder would make a profit that would be characterized as a windfall by, combined with the profit from earlier exercises of subscription rights issued to the option holder at the same issuing date, exceeding twice the product of (i) the number of subscription rights received by the option holder and (ii) the exercise price. Such profit is determined as the total of the differences, calculated individually for each exercised subscription right, between the closing price of the share on the exercise day and the exercise price. SAP AG undertakes to pay back to the option holders any expenses they may incur through fees, taxes, or deductions related to the limit on achievable income. The subscription rights shall only be limited if the Supervisory Board determines that the windfall results from significant extraordinary, unforeseeable developments that the Executive Board is not responsible for.

The SAP SOP 2002 is generally considered a fixed plan under APB 25. Since the exercise price, which is fixed one day before grant, cannot be less than the share price on that date, no expenses are recorded for awards granted under the SAP SOP 2002. As the number of stock options granted to the members of the Executive Board under the SAP SOP 2002 is not known on grant date due to the above mentioned potential limitation on subscription rights, the SAP SOP 2002 is not considered a fixed plan for those stock options. As such, compensation expense is recorded over the vesting period equal to the difference between the exercise price of the stock options and the market value of the common share at each balance sheet date.

Since the exercise price of the stock options granted from February 2004 exceeded the share price as of December 31, 2004, no compensation expenses were recorded in 2004.

A summary of the SAP SOP 2002 activity is as follows:

	Shares available for grant	Number of options outstanding	Weighted average exercise price per option
	(000)	(000)	€
1/1/2002	**-**	**-**	**-**
Additional shares authorized	19,015	-	-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
12/31/2002	**19,015**	**-**	**-**
Additional shares authorized	-	-	-
Granted	3,737	3,737	90.48
Exercised	-	-	-
Forfeited	-	109	90.37
12/31/2003	**15,278**	**3,628**	**90.48**
Additional shares authorized	-	-	-
Granted	2,105	2,105	149.99
Exercised	-	-	-
Forfeited	-	99	105.86
12/31/2004	**13,173**	**5,634**	**112.44**

The following table summarizes information about stock options outstanding as of December 31, 2004:

			Outstanding options		Exercisable options
Range of exercise prices	Number of stock options	Weighted average remaining contractual life	Weighted average exercise price	Number of stock options	Weighted average exercise price
€	(000)	years	€	(000)	€
90.37 - 99.13	3,555	3.16	90.48	-	-
149.99	2,079	4.13	149.99	-	-
90.37 - 149.99	5,634	3.52	112.44	-	-

See compensation report for information related to members of the Executive Board.

Long Term Incentive 2000 Plan

On January 18, 2000, the Company's shareholders approved the LTI 2000 Plan. The LTI 2000 Plan is a stock-based compensation program providing members of the SAP AG Executive Board, members of subsidiaries' executive boards and selected employees a choice between convertible bonds, stock options, or a 50 % mixture of each. If stock options are chosen, the participant receives 25 % more stock options than convertible bonds. Under the LTI 2000 Plan, each convertible bond having a €1 nominal value may be converted into one common share over a maximum of 10 years subject to service vesting requirements. The conversion price is equal to the market price of a common share as quoted on the Xetra trading system the day immediately preceding the grant. Each stock option may be exercised in exchange for one common share over a maximum of 10 years subject to the same vesting requirements. The exercise price varies based upon the outperformance of the common share price appreciation versus the appreciation of the Goldman Sachs Software Index from the day immediately preceding grant to the day on which the exercise price is being determined. Both the convertible bonds and stock options vest as follows: 33 % after two years from date of grant, 33 % after three years and 34 % after four years. Forfeited convertible bonds or stock options are disqualified and may not be reissued.

Under APB 25, SAP records no expenses relating to the convertible bonds issued under its LTI 2000 Plan since the conversion price is equal to the market price of an SAP common share on the date of grant. Because the exercise price for stock options issued under the LTI 2000 Plan is variable, an expense is recorded over the vesting period based upon the stock options' intrinsic value on the reporting date.

In total, 12,305,271 conversion and subscription rights have been issued under the LTI 2000 Plan through March 14, 2002. At the 2002 Annual General Shareholders' Meeting, the Company's shareholders revoked the authorization to issue further convertible bonds and stock options under the LTI 2000 Plan.

A summary of the LTI 2000 Plan activity for both convertible bonds and stock options is as follows:

		Stock options		Convertible bonds	
	Shares available for grant	Number of options outstanding	Weighted average exercise price per option	Number of bonds outstanding	Weighted average exercise price per bond
	(000)	(000)	€	(000)	€
1/1/2002	**9,839**	**1,578**	**132.73**	**5,191**	**229.40**
Additional shares authorized	–	–	–	–	–
Granted	4,807	1,787	81.39	3,020	151.50
Reduction due to option/bond ratio (25 % of bonds issued)	755	–	–	–	–
Exercised	–	76	94.53	–	–
Forfeited	4,277	222	72.81	408	200.78
12/31/2002	**0**	**3,067**	**72.51**	**7,803**	**200.74**
Additional shares authorized	–	–	–	–	–
Granted	–	–	–	–	–
Reduction due to option/bond ratio (25 % of bonds issued)	–	–	–	–	–
Exercised	–	217	73.93	–	–
Forfeited	–	161	94.45	226	185.05
12/31/2003	**0**	**2,689**	**91.10**	**7,577**	**201.21**
Additional shares authorized	–	–	–	–	–
Granted	–	–	–	–	–
Reduction due to option/bond ratio (25 % of bonds issued)	–	–	–	–	–
Exercised	–	511	90.11	–	–
Forfeited	–	63	100.53	307	222.95
12/31/2004	**0**	**2,115**	**97.19**	**7,270**	**200.29**

Due to the development of SAP's common share price appreciation versus the appreciation of the Goldman Sachs Software Index in 2004, the Company recorded a €1,395 thousand gain in connection with its LTI 2000 Plan for 2004. In 2003, the Company recorded compensation expenses for the LTI 2000 Plan in the amount of €89,378 thousand (2002: €8,418 thousand).

The following tables summarize information about stock options and convertible bonds outstanding as of December 31, 2004:

Stock Options

			Outstanding stock options		Exercisable stock options
Range of exercise prices	Number of stock options	Weighted average remaining contractual life	Weighted average exercise price	Number of stock options	Weighted average exercise price
€	(000)	years	€	(000)	€
52.72 - 59.15	3	5.50	59.15	3	59.15
66.57 - 86.16	775	5.88	81.59	500	79.10
96.17 - 106.44	1,337	7.82	106.32	323	106.12
52.72 - 106.44	**2,115**	**7.11**	**97.19**	**826**	**89.61**

Convertible Bonds

			Outstanding convertible bonds		Exercisable convertible bonds
Range of exercise prices	Number of bonds	Weighted average remaining contractual life	Weighted average exercise price	Number of bonds	Weighted average exercise price
€	(000)	years	€	(000)	€
131.81 – 183.67	2,783	7.15	151.68	945	151.95
191.25 – 247.00	2,748	6.16	191.72	1,824	191.96
290.32 – 334.67	1,739	5.17	291.65	1,739	291.65
131.81 – 334.67	**7,270**	**6.30**	**200.29**	**4,508**	**222.02**

Stock-Based Compensation Plan of SAP System Integrations AG ("SAP SI")

SAP SI, in which SAP AG holds a 91.6 % stake, is publicly listed at the German Stock Exchange. On August 16, 2000, by resolution of SAP SI's shareholders, SAP SI introduced an employee stock option plan in the form of convertible bonds, which allows SAP SI to issue up to two million convertible bonds to members of the Executive Board and other employees of SAP SI and its subsidiaries. On May 14, 2002, SAP SI's shareholders approved the issuance of an additional 1.6 million convertible bonds. In connection with SAP's acquisition of additional SAP SI shares as discussed in Note 4, during 2004, SAP AG offered the plan participants a cash settlement for the outstanding convertible bonds. The majority of plan participants accepted the offer and the amount of the total cash settlement was approximately €9 million. As of December 31, 2004, a total of 7,440 (2003: 2,055,632) convertible bonds remained outstanding. Each participating employee can exchange his or her convertible bonds for an equal number of shares of SAP SI stock. The conversion price corresponds to the market price of SAP SI stock on the date they are granted. The bonds have a term of eight years. The convertible bonds vest as follows: 33 % after two years from date of grant, 33 % after three years and 34 % after four years.

Pro-Forma Information

SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company's stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.

The fair values of the Company's stock-based awards granted under the LTI 2000 Plan and SAP SOP 2002 were calculated using the following weighted average assumptions:

	2004	2003	2002
Expected life	2.5 years	4.5 years	4.5 years
Risk-free interest rate	2.65 %	2.61 %	4.68 %
Expected volatility	57 %	68 %	50 %
Expected dividends	0.45 %	0.73 %	0.38 %

The weighted average fair value of stock options granted under the SAP SOP 2002 in 2004 was €43.61 (2003: €28.83).

The weighted average fair value of all stock options and convertible bonds granted under the LTI 2000 Plan during 2002 was €55.11 and €68.89, respectively. As of December 31, 2002, no awards were granted under SAP SOP 2002.

For pro-forma purposes, the estimated fair value of the Company's stock-based awards is amortized over the vesting period. The Company's pro-forma information is presented in Note 3.

(24) PENSION LIABILITIES AND SIMILAR OBLIGATIONS

The Company maintains several defined benefit and defined contribution plans for its employees both in Germany and at its foreign subsidiaries, which provide for old age, disability, and survivors' benefits. The measurement dates for the domestic and foreign benefit plans are principally December 31. Individual benefit plans have also been established for members of the Executive Board. The accrued liabilities on the balance sheet for pension and other similar obligations at December 31 consists of the following:

	2004	2003
	€(000)	€(000)
Domestic benefit plans	5,368	5,044
Foreign benefit plans	22,315	13,129
Employee financed plans	109,079	77,768
Other pension and similar obligations	2,928	1,594
	139,690	**97,535**

Domestic Benefit Plans

The Company's domestic defined benefit plans provide participants with pension benefits that are based on the length of service and compensation of employees.

The change of the benefit obligation and the change in plan assets for the domestic plans are as follows:

	2004	2003
	€(000)	€(000)
Change in benefit obligation		
Benefit obligation at beginning of year	30,349	28,351
Service costs	301	409
Interest costs	1,587	1,624
Settlement	0	- 300
Actuarial gain/loss	1,609	502
Benefits paid	- 610	- 237
Benefit obligation at end of year	**33,236**	**30,349**
Change in plan assets		
Fair value of plan assets at beginning of year	25,761	23,658
Actual return on plan assets	199	1,175
Employer contributions	2,186	2,162
Benefits paid	- 492	- 1,049
Assets transferred to defined contribution plan	- 118	- 185
Fair value of plan assets at end of year	**27,536**	**25,761**
Funded status	5,700	4,588
Unrecognized transition assets	- 490	- 532
Unrecognized net actuarial loss	- 7,239	- 4,694
Net amount recognized	**- 2,029**	**- 638**
Amounts recognized in the consolidated balance sheets:		
Accrued benefit liability	5,368	5,044
Intangible assets	- 25	- 29
Accumulated other comprehensive income	- 7,372	- 5,653
Net amount recognized	**- 2,029**	**- 638**

The following weighted average assumptions were used for the actuarial valuation of the Group's domestic pension benefit obligation as of the respective measurement date:

	2004	2003	2002
	%	%	%
Discount rate	5.0	5.3	5.8
Rate of compensation increase	2.7	3.9	3.9

The components of net periodic benefit cost of the Group's domestic benefit plans for the years ended December 31 are as follows:

	2004	2003	2002
	€(000)	€(000)	€(000)
Service cost	301	409	561
Interest cost	1,587	1,624	1,631
Expected return on plan assets	- 1,638	- 1,529	- 1,399
Net amortization	545	484	456
	795	**988**	**1,249**

The weighted average assumptions used for determining the net periodic pension cost for the Group's domestic pension plans for 2004, 2003, and 2002, were as follows:

	2004	2003	2002
	%	%	%
Discount rate	5.3	5.8	6.6
Expected return on plan assets	6.0	5.9	6.5
Rate of compensation increase	3.9	3.9	4.0

SAP's investment strategy in Germany is to invest all contributions into stable insurance policies. The expected rate of return on plan assets for the Group's domestic benefit plans is calculated by reference to the expected returns achievable on the insured policies given the expected asset mix of the policies.

Foreign Benefit Plans

The Company's foreign defined benefit plans provide participants with pension benefits that are based upon compensation levels, age, and years of service.

The change of the benefit obligation and the change in plan assets for the foreign plans are as follows:

	2004	2003
	€(000)	€(000)
Change in benefit obligation		
Benefit obligation at beginning of year	174,792	159,402
Service costs	30,220	29,503
Interest costs	7,817	7,691
Employee contributions	0	1,907
Actuarial loss/gain	- 11,722	4,118
Benefits paid	- 5,710	- 5,036
Foreign currency exchange rate changes	- 7,527	- 22,793
Other changes	1,968	0
Benefit obligation at end of year	**189,838**	**174,792**
Change in plan assets		
Fair value of plan assets at beginning of year	157,449	130,191
Actual return on plan assets	8,994	11,858
Employer contributions	30,095	39,490
Employee contributions	2,064	1,907
Benefits paid	- 4,519	- 4,359
Foreign currency exchange rate changes	- 10,423	- 21,638
Other changes	1,968	0
Fair value of plan assets at end of year	**185,628**	**157,449**
Funded status	4,210	17,343
Unrecognized transition assets	- 2,074	- 2,242
Unrecognized prior service cost	1,281	1,519
Unrecognized net actuarial loss	- 20,099	- 30,919
Net amount recognized	**- 16,682**	**- 14,299**
Amounts recognized in the consolidated balance sheets:		
Prepaid benefit cost	- 31,547	- 26,847
Accrued benefit liability	22,315	13,129
Intangible assets	0	- 387
Accumulated other comprehensive income	- 7,450	- 194
Net amount recognized	**- 16,682**	**- 14,299**

There were no plan transfers, divestitures, curtailments, or settlements impacting SAP's foreign benefit plans in 2004 or 2003.

Assumptions regarding discount rates, rates of increase in compensation, and long-term rates of return on plan assets used in calculating the projected benefit obligations vary according to the economic conditions of the country in which the benefit plans are situated. The following weighted average assumptions were used for the actuarial valuation of the Group's foreign pension benefit obligation as of the respective measurement date.

	2004	2003	2002
	%	%	%
Discount rate	4.5	4.7	5.2
Rate of compensation increase	4.9	4.7	4.8

The components of net periodic benefit cost of the Group's foreign benefit plans for the years ended December 31 are as follows:

	2004	2003	2002
	€(000)	€(000)	€(000)
Service cost	30,220	29,503	31,100
Interest cost	7,817	7,691	8,146
Expected return on plan assets	- 11,959	- 9,189	- 8,020
Net amortization	849	1,646	674
	26,927	**29,651**	**31,900**

The following weighted average assumptions were used to determine net periodic pension cost for the Groups foreign pension plans for 2004, 2003, and 2002:

	2004	2003	2002
	%	%	%
Discount rate	4.7	5.2	6.6
Expected return on plan assets	6.9	6.5	8.0
Rate of compensation increase	4.7	4.8	6.0

The expected return on plan assets assumption is based on the weighted average expected long-term rate of returns for each asset class which are estimated based on factors such as historical return patterns for each asset class and forecasts for inflation. Historical return patterns and other relevant financial factors are reviewed for appropriateness and reasonableness and modifications are made when considered necessary. For example, the excessive returns on equity securities in the late 1990s were given less weight to the expected return on plan assets assumption than were the more moderate returns before and since then. The Group's foreign benefit plan asset allocation at December 31, 2004, as well as the target asset allocation, are as follows:

Asset category	Target asset allocation 2005	Actual % of 2004 plan assets	Target asset allocation 2004	Actual % of 2003 plan assets
	%	%	%	%
Equity	59.0	58.1	54.1	58.1
Fixed income	39.7	38.4	42.3	35.8
Real estate	0.0	0.0	0.0	4.5
Other	1.3	3.5	3.6	1.6
	100.0	**100.0**	**100.0**	**100.0**

The investment strategies for SAP's foreign benefit plans vary according to the individual conditions of the country in which the benefit plans are situated. Generally, a long-term investment horizon has been adopted for all major foreign benefit plans. SAP's policy is to invest in a risk-diversified portfolio consisting of a mix of assets within the above target asset allocation range.

Additional Information on Funded Status for Domestic and Foreign Plans

The total accumulated benefit obligation for the Group's principal domestic and foreign benefit plans for the year ended 2004 was €32,755 thousand (2003: €29,824 thousand) and €176,458 thousand (2003: €157,535 thousand), respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the Group's domestic and foreign defined benefit pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Projected benefit obligation	Accumulated benefit obligation	Fair value of plan assets	Underfunding of accumulated benefit obligation
	€(000)	€(000)	€(000)	€(000)
12/31/2004				
Domestic plans	33,141	32,667	27,447	5,220
Foreign plans	78,821	71,823	51,915	19,908
Total	**111,962**	**104,490**	**79,362**	**25,128**
12/31/2003				
Domestic plans	30,271	29,752	25,686	4,066
Foreign plans	18,507	13,129	0	13,129
Total	**48,778**	**42,881**	**25,686**	**17,195**

Expected Future Contributions and Benefits

The Group's expected contribution in 2005 is €1,661 thousand for domestic plans and €23,625 thousand for foreign plans, all of which is expected to be paid as cash contributions.

The estimated future pension benefits to be paid over the next ten years by the Group's domestic and foreign benefit plans for the years ended December 31 are as follows:

	Domestic plans	Foreign plans	Total
	€(000)	€(000)	€(000)
2005	876	6,973	7,849
2006	971	8,055	9,026
2007	1,138	9,596	10,734
2008	1,337	11,250	12,587
2009	1,374	12,653	14,027
2010 - 2014	8,799	77,457	86,256

Contribution Plans

The Company also maintains domestic and foreign defined contribution plans. Amounts contributed by the Company under such plans are based upon a percentage of the employee's salary or the amount of contributions made by employees. The costs associated with defined contribution plans were €76,453 thousand, €79,955 thousand, and €67,248 thousand in 2004, 2003, and 2002 respectively.

Employee-Financed Pension Plan

Germany maintains an unqualified employee-financed plan, whereby employees may contribute a limited portion of their salary. SAP purchases and holds guaranteed fixed rate insurance contracts, which are recorded in Other assets (see Note 19) and are equal to the obligations under the plan.

(25) OTHER RESERVES AND ACCRUED LIABILITIES

	2004	2003
	€(000)	€(000)
Current and deferred taxes	632,033	455,499
Other reserves and accrued liabilities	1,136,690	1,013,556
	1,768,723	1,469,055

As of December 31, 2004, accrued taxes include current and prior year tax obligations in the amount of €567,831 thousand (2003: €343,519 thousand) and deferred tax liabilities in the amount of €64,202 thousand (2003: €111,980 thousand).

Other reserves and accrued liabilities as of December 31 are as follows:

	2004	2003
	€(000)	€(000)
Other obligations to employees	617,237	557,118
Obligations to suppliers	183,069	179,698
Vacation and other absences	145,293	137,191
STAR obligations	108,910	50,948
Restructuring costs	16,235	21,220
Customer claims	10,902	36,103
Contribution to employees' accident insurance account	6,584	8,561
Auditing and reporting costs	5,889	5,312
Fair value of foreign exchange contracts	5,255	1,644
Warranty and service costs	3,852	7,600
Other	33,464	8,161
	1,136,690	1,013,556

Other reserves and accrued liabilities payable after one year as of December 31, 2004, are €116,723 thousand (€107,162 thousand in 2003).

Obligations to employees relate primarily to variable bonus payments tied to earnings performance, paid out after the balance sheet date. Other obligations to employees also includes termination benefits required by law in certain foreign subsidiaries that constitute defined benefit plans under SFAS 87. Such benefits are payable in a lump sum upon separation from the Company. The accrued liability for such plans amounts to €13,382 thousand as of December 31, 2004 (2003: €11,307 thousand).

Obligations to suppliers represent services received or goods purchased for which SAP has not yet been invoiced. Warranty and service cost accruals represent estimated future warranty obligations and other minor routine items provided under maintenance. SAP generally provides a six to 12 month warranty on its software. SAP determines the warranty accrual based on the historical average cost of fulfilling its obligations under these commitments. As of December 31, 2004 and 2003, SAP accrued €3,852 thousand and €7,600 thousand, respectively. The aggregate utilization of the warranty accrual in 2004 was €4,366 thousand (2003: €2,317 thousand) and the aggregate warranty expense was net €618 thousand in 2004 (2003: €5,188 thousand).

The majority of vacation accruals included in vacation and other absences relates to employee contracts without a limit on the number of vacation days that can be carried over.

Exit activities include contract termination and similar restructuring costs for unused lease space as well as severance payments. Restructuring costs are included in the Consolidated Statements of Income in the line item Other operating expense, net. The following table presents the beginning and ending balances along with additions and deductions incurred:

	Unused lease space	Severance payments for restructuring	Total
	€(000)	€(000)	€(000)
Balance as of 1/1/2002	**2,874**	**10,121**	**12,995**
Additions	12,960	33,148	46,108
Utilization	- 7,262	- 30,739	- 38,001
Release	0	0	0
Currency	- 995	- 1,371	- 2,366
Balance as of 12/31/2002	**7,577**	**11,159**	**18,736**
Balance as of 1/1/2003	**7,577**	**11,159**	**18,736**
Additions	17,164	3,384	20,548
Utilization	- 5,544	- 9,347	- 14,891
Release	0	- 1,001	- 1,001
Currency	- 1,506	- 666	- 2,172
Balance as of 12/31/2003	**17,691**	**3,529**	**21,220**
Balance as of 1/1/2004	**17,691**	**3,529**	**21,220**
Additions	2,625	6,972	9,597
Utilization	- 7,557	- 3,668	- 11,225
Release	- 1,415	- 1,176	- 2,591
Currency	- 779	13	- 766
Balance as of 12/31/2004	**10,565**	**5,670**	**16,235**

SAP generally does not have an ongoing severance benefit plan arrangement at most of its subsidiaries. SAP accounted for its 2004 severance obligations in accordance with SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), or SFAS 88, "Employers' Accounting for

Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" ("SFAS 88"), depending on the subsidiary involved with the severance activity. In 2003, SAP accounted for most of its severance obligations in accordance with SFAS 146 since the majority of the severance activities related to one-time events. Other severance obligations (affecting 768 employees in 2002) were accounted for in accordance with SFAS 112 or EITF 94-3, as applicable. Because these other severance benefits do not vest or accumulate, the liability was recognized when it became probable that an obligation had been incurred and the amount could be estimated.

Provision for unused lease space relate to costs that will continue to be incurred for vacated space under various operating lease contracts that will have no future economic benefit to the Company in accordance with SFAS 146 in 2004 and 2003 and EITF 94-3 in 2002. For 2004, the charges affected each of the segments, while for 2003 those charges primarily relate to the training segment.

(26) OTHER LIABILITIES

Other liabilities based on due dates as of December 31 are as follows:

	Term less than 1 year	Term between 1 and 5 years	Term more than 5 years	Balance on 12/31/2004	Balance on 12/31/2003
	€(000)	€(000)	€(000)	€(000)	€(000)
Bank loans and overdrafts	25,851	0	1,934	27,785	21,467
Advanced payments received	53,537	0	0	53,537	42,441
Accounts payable	340,455	6	0	340,461	286,862
Taxes	175,248	0	0	175,248	165,037
Social security	43,988	0	0	43,988	33,766
Other liabilities	56,266	2,674	28,879	87,819	126,571
	695,345	**2,680**	**30,813**	**728,838**	**676,144**

Liabilities are unsecured, excluding retention of title and similar rights customary in the industry. Effective interest rates of bank loans are 6.14 % and 6.18 % in 2004 and 2003, respectively.

In 2003, liabilities with a remaining term not exceeding one year amounted to €648,717 thousand and those with a remaining term exceeding five years amounted to €24,969 thousand.

On November 5, 2004, SAP AG entered into a €1 billion syndicated revolving credit facility agreement with an initial term of five years. The use of the facility is not restricted by any financial covenants. Borrowings under the facility bear interest of EURIBOR or LIBOR for the respective currency plus a margin ranging from 0.2 to 0.25 % depending on the amount drawn. SAP is also required to pay a commitment fee of 0.07 % per annum on the unused available credit.

As of December 31, 2004, there were no borrowings outstanding under the facility.

Additionally, as of December 31, 2004 and 2003, SAP AG had available lines of credit totaling €621,500 thousand and €858,000 thousand, respectively. As of December 31, 2004 and 2003, there were no borrowings outstanding under these lines of credit.

As of December 31, 2004 and 2003, certain of SAP's subsidiaries had lines of credit available that allowed them to borrow in local currencies at prevailing interest rates up to €203,806 thousand and €178,010 thousand, respectively. Total aggregate borrowings under these lines of credit, which are predominantly guaranteed by SAP AG, amounted to €27,785 thousand as of December 31, 2004, and €21,467 thousand as of December 31, 2003.

(27) DEFERRED INCOME

Deferred income consists mainly of prepayments for maintenance and deferred software license revenues. Such amounts will be recognized as software, maintenance, or service revenue, depending upon the reasons for the deferral when the basic criteria in SOP 97-2 have been met (see Note 3).

D. ADDITIONAL INFORMATION

(28) SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid included in net cash provided by operating activities in 2004, 2003, and 2002 was €5,503 thousand, €3,900 thousand, and €12,858 thousand, respectively. Income taxes paid in fiscal years 2004, 2003, and 2002, net of refunds, was €481,557 thousand, €591,012 thousand, and €366,642 thousand, respectively.

See the reconciliation from cash and cash equivalents to liquid assets in Note 20.

(29) CONTINGENT LIABILITIES

SAP occasionally grants function and/or performance guarantees in routine consulting contracts and/or development arrangements. Based on historical experience and evaluation, SAP does not believe that any material loss resulting from these guarantees is probable. In addition, because the guarantees relate to SAP's own performance, no related liability has been recorded. The Company also generally provides a six to 12 month warranty on its software. Due to the nature of these warranties, which relate to the performance of SAP's software, SAP cannot reasonably estimate the maximum exposure to loss resulting from the warranties. The Company's warranty liability is included in other reserves and accrued liabilities (see Note 25).

As of December 31, 2004 and 2003, no guarantees were provided for performance or financial obligations of third parties.

(30) OTHER FINANCIAL COMMITMENTS

Other financial commitments amounted to €617,298 thousand, and €664,798 thousand as of December 31, 2004 and 2003, respectively, and are comprised primarily of commitments under rental and operating leases of €563,478 thousand, and €619,543 thousand as of December 31, 2004 and 2003, respectively. Those commitments relate primarily to the lease of office space, cars, and office equipment. In addition, financial commitments exist in the form of purchase commitments totaling €26,068 thousand and €30,509 thousand as of December 31, 2004 and 2003, respectively. These commitments relate primarily to the construction of facilities in Germany, office equipment, and car purchase commitments. Historically, the majority of those purchase commitments have been utilized. For financial commitments related to SAP's pension plans please refer to Note 24.

In October 2000, SAP Properties, a wholly owned subsidiary of SAP America, Inc., entered into a seven-year lease arrangement with a sophisticated financial institution for office space and also agreed to serve as an agent to oversee the renovations of the office space. The operating lease agreement was between SAP Properties and the financial institution directly, with no involvement of any variable interest entity. Under the terms of the lease, SAP Properties was required to restrict cash equal to the amount spent by the financial institution on such renovations (see Note 20). This lease was accounted for as an operating lease in accordance with SFAS 13, "Accounting for Leases."

In January 2004, SAP America and SAP Properties signed an agreement with a third-party real estate development company to sell a portion of the United States headquarters property in Newtown Square, Pennsylvania. A portion of the property sold was owned and another portion of the property was occupied by SAP America and certain subsidiaries pursuant to an operating lease with the sophisticated financial institution noted above. The sale took place in 2004 and released the restricted cash securing the lease obligation.

Commitments under rental and operating leasing contracts as of December 31, 2004:

	€(000)
Due 2005	134,085
Due 2006	100,856
Due 2007	72,400
Due 2008	58,473
Due 2009	51,255
Due thereafter	146,410

Rent expense was €153,418 thousand, €159,284 thousand, and €207,087 thousand for the years ended December 31, 2004, 2003, and 2002, respectively.

(31) LITIGATION AND CLAIMS

The bankruptcy trustee for the U.S. company FoxMeyer Corp. ("FoxMeyer") instituted legal proceedings against SAP AG and SAP America, Inc., the U.S. subsidiary of SAP AG, in 1998. FoxMeyer was a pharmaceutical wholesaler and licensee of the Company's SAP R/3 software. FoxMeyer's bankruptcy trustee ("Trustee") alleged that the software failed to perform properly, damaging FoxMeyer's business, and that such failure was a significant factor contributing to FoxMeyer's bankruptcy in 1996 and its subsequent liquidation.

On June 23, 2004, SAP reached a settlement agreement with FoxMeyer pursuant to which SAP was required to pay a specified amount to FoxMeyer and to which all outstanding disputes and litigation were dismissed by order of the United States Bankruptcy Court for the District of Delaware dated August 30, 2004. SAP paid FoxMeyer the settlement amount on September 9, 2004. The terms of the settlement did not require SAP to make any changes to its business practices. The settlement amount did not have a material impact on SAP's financial position or results of operations. Furthermore, the settlement amount was materially consistent with the amount SAP had previously accrued.

SAP is subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that the outcome of any of these matters will have a material adverse effect on the Company's results of operations, financial condition, or cash flows.

(32) FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The Company utilizes various types of financial instruments in the ordinary course of business. The carrying amounts and fair values of SAP's financial instruments are as follows:

	Carrying value	Fair value	Carrying value	Fair value
	2004	2004	2003	2003
	€(000)	€(000)	€(000)	€(000)
Marketable equity securities - available-for-sale	17,328	17,328	24,457	24,457
Marketable debt securities - available-for-sale	473	473	53,026	53,026
Marketable securities	11,906	11,906	2,003	2,003
Other loans	53,320	53,320	61,214	61,214
Bank loans and overdrafts	- 27,785	- 27,785	- 21,467	- 21,467
Derivative financial instruments				
Forward exchange contracts	81,653	81,653	177,297	177,297
Call options (STAR hedge)	104,808	104,808	77,817	77,817
	241,703	**241,703**	**374,347**	**374,347**

The market values of these financial instruments are determined as follows:

- Marketable debt and equity securities: The fair values of marketable debt and equity securities are based upon available quoted market prices on December 31.
- Other loans, bank loans, and overdrafts: The fair values of other loans, bank loans, and overdrafts approximate their carrying values. The interest-free, below market rate employee loans included in other loans are discounted based on prevailing market rates.
- Derivative financial instruments: The fair value of derivatives generally reflects the estimated amounts the Company would pay or receive to terminate the contracts on the reporting date.

Detailed information about the fair value of the Company's financial instruments is included in Notes 16 and 26.

Accounting and Use of Derivative Financial Instruments

As an internationally active enterprise, the Company is subject to risks from currency fluctuations in its ordinary operations. The Company utilizes derivative financial instruments to reduce such risks as described below. The derivative financial instruments employed by the Company are exclusively marketable instruments with sufficient liquidity. The Company has established internal guidelines that govern the use of derivative financial instruments.

Foreign Exchange Risk Management

Most of SAP AG's subsidiaries have entered into license agreements with SAP AG pursuant to which each subsidiary has acquired the right to sublicense SAP AG software products to customers within a specific territory. Under these license agreements, the subsidiaries generally are required to pay SAP AG a royalty equivalent to a percentage of the product fees charged by them to their customers within 30 days following the end of the month in which the subsidiary recognizes the revenue. These intercompany royalties payable to SAP AG are generally denominated in the respective subsidiary's local currency in order to centralize foreign currency risk with SAP AG in Germany. Because these royalties are denominated in the various subsidiaries local currencies, whereas the functional currency of SAP AG is the euro, SAP AG's anticipated cash flows are subject to foreign exchange risks. In addition, the delay between the date when the subsidiary records product revenue and the date when the subsidiary remits payment to SAP AG exposes SAP AG to foreign exchange risk.

SAP enters into derivative instruments, primarily foreign exchange forward contracts and currency options, to hedge anticipated cash flows in foreign currencies from foreign subsidiaries. Specifically, these foreign exchange forward contracts offset anticipated cash flows and existing intercompany receivables relating to the countries with significant operations, including the United States, Japan, the United Kingdom, Switzerland, Canada, and Australia. SAP uses foreign exchange derivatives that generally have maturities of 12 months or less, which may be rolled over to provide continuing coverage until the applicable royalties are received.

Generally, anticipated cash flows represent expected intercompany amounts resulting from revenues generated within the 12 months following the purchase date of the derivative instrument. However, management infrequently extends the future periods being hedged for a period of up to two years from the purchase date of the derivative instrument based on the Company's forecasts and anticipated exchange rate fluctuations in various currencies. Management believes the use of foreign currency derivative financial instruments reduces the aforementioned risks that arise from doing business in international markets and holds such instruments for purposes other than trading.

Foreign exchange derivatives are recorded at fair value in the Consolidated Balance Sheets. Gains or losses on derivatives designated and qualifying as cash flow hedges are included in Accumulated other comprehensive income, net of tax.

When intercompany accounts receivable resulting from product revenue royalties are recorded, the applicable gain or loss is reclassified to Other non-operating income/expense, net. Going forward, any additional gains or losses relating to that derivative are posted to Other non-operating income/expense, net until the position is closed or the derivative expires.

For the year ended December 31, 2004, no gains reclassified from Accumulated other comprehensive income as a result of the discontinuance of foreign currency cash flow hedges because it was probable that the original forecasted transaction would not occur are included in earnings. For the year ended December 31, 2003, such net gains of €26 thousand were included in earnings (2002: net gains of €2,352 thousand). It is estimated that €13,310 thousand of net gains included in accumulated other comprehensive income at December 31, 2004, will be reclassified into earnings during the next year. As of December 31, 2004, SAP held derivative financial instruments with a maximum term of 12 months to hedge its exposure to the variability in future cash flows for forecasted transactions.

Foreign exchange derivatives entered into by SAP to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings.

STAR Hedge

To a certain extent SAP hedges anticipated cash flow exposures associated with unrecognized non-vested STARs (see Note 23) through the purchase of derivative instruments from an independent financial institution.

As of December 31, 2004 and 2003, the following derivative instruments were designated as a hedge for the STAR 2004, 2003, and 2002, respectively:

2004		Hedge of 3.0 million 2004 STARs	2004		Hedge of 2.0 million 2003 STARs
Buy/sell	**Number of call options**	**Strike price**	**Buy/sell**	**Number of call options**	**Strike price**
Buy	3,000,000	134.35	Buy	2,000,000	84.91
Sell	1,500,000	184.35	Sell	1,000,000	134.91
Sell	750,000	234.35	Sell	500,000	184.91
Fair value as of December 31, 2004, in €(000): 22,308			**Fair value as of December 31, 2004, in €(000): 82,500**		

2003		Hedge of 2.0 million 2003 STARs	2003		Hedge of 3.0 million 2002 STARs
Buy/sell	**Number of call options**	**Strike price**	**Buy/sell**	**Number of call options**	**Strike price**
Buy	2,000,000	84.91	Buy	3,000,000	158.80
Sell	1,000,000	134.91	Sell	1,500,000	208.80
Sell	500,000	184.91	Sell	750,000	258.80
Fair value as of December 31, 2003, in €(000): 77,790			**Fair value as of December 31, 2003, in €(000): 27**		

The terms of the derivative financial instruments are also designed to reflect the eight measurement dates and weighting factors applicable to the STAR program, as described in Note 23. The amount of options, which expire at each measurement date, reflect the respective weighting factor of that date. Payments dates reflect payment terms of the STAR program, which is subject to the respective hedge. Viewed together, SAP will receive from the financial institution 100 % of the first €50 in appreciation of SAP's stock price above the strike price of the STAR, 50 % of the next €50 in appreciation of SAP's stock price above the strike price of the STAR, and 25 % of any additional appreciation of SAP's stock price above the strike price of the STAR.

The terms of the derivative financial instruments require cash settlement and there are no settlement alternatives. These derivative financial instruments are accounted for as Other assets on SAP's Consolidated Balance Sheets.

Hedge effectiveness is assessed based on changes in the intrinsic value of the STAR hedge instrument. Accordingly the change in the fair value attributable to the time value of the derivative instrument will be recorded currently in the Consolidated Statements of Income under Financial income/expense. The change in intrinsic value is recorded in Other comprehensive income with the resulting deferred tax liability recorded separately. The amount in Other comprehensive income is used to offset compensation expense on the STAR recognized over the vesting period. To the extent SAP entered into a hedge for recognized, vested STARs, the change in intrinsic value of the derivative is recognized currently in Financial income/expense.

As of December 31, 2004, €15 million have been recorded as an expense in Financial income/expense, net, thereof a gain of €1 million representing the amount of the hedges' ineffectiveness. Compensation expense on STAR has been reduced by €22 million; Other comprehensive income has been decreased by €15 million, net of tax. In 2003, approximately €15 million has been recorded as an expense in Financial income/expense, net. See Note 23 for additional information.

The notional values and fair values of the derivative financial instruments as of December 31 are as follows:

	Notional value	Fair value	Notional value	Fair value
	2004	2004	2003	2003
	€(000)	€(000)	€(000)	€(000)
Forward exchange contracts				
Gains	1,226,531	86,908	1,302,790	178,941
Losses	222,487	- 5,255	8,990	- 1,644
	1,449,018	**81,653**	**1,311,780**	**177,297**
Call options (STAR hedge)	n/a	104,808	n/a	77,817

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. To avoid these counterparty risks, the Company conducts business exclusively with major financial institutions. SAP does not have significant exposure to any individual counterparty.

(33) SEGMENT INFORMATION

SAP discloses segment information in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Disclosures" ("SFAS 131").

SFAS 131 requires financial information about operating segments to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company's internal reporting system produces reports in which business activities are presented in a variety of ways. Based on these reports, the Executive Board, which has been identified as the chief operating decision-maker according to the criteria of SFAS 131, evaluates business activities in a number of different ways. Neither the line of business nor the geographic structure can be identified as primary, and accordingly the line of business structure is regarded as constituting the operating segments. SAP has three operating segments: "Product," "Consulting," and "Training."

Accounting policies for each segment are the same as those described in the summary of significant accounting policies as disclosed in Note 3, except for differences in the currency translation and stock-based compensation expenses. Under management's view, certain deferred compensation charges for settlements of stock-based compensation plans are also considered stock-based compensation. Differences in the foreign currency translation result in minor deviations between the figures reported internally and the figures reported in the financial statements.

Through December 31, 2003, SAP accounted for internal sales and transfers between segments either on a cost basis or at estimated market prices, depending on the type of service provided. Effective January 1, 2004, in order to best manage the utilization of its internal resources, SAP started recording all internal sales and transfers based on fully loaded cost rates. The Company adjusted the management reporting of internal revenues such that internal sales and transfers are now reported as cost reduction rather than internal revenues. This change in segment measures resulted in lower revenues and costs for the operating segments. The Company also adopted a new calculation of the segment contribution in 2004 such that acquisition-related charges no longer burden a segment's contribution.

Although there have been no changes in the composition of operating segments or in reportable operating segments, the Company's original segment disclosures for 2003 and 2002 have been presented along with revised information that conforms to the current presentation.

	Product	Consulting	Training	Total
	€(000)	€(000)	€(000)	€(000)
2004				
External revenue	5,292,941	1,910,292	306,591	7,509,824
Segment expenses	- 2,058,099	- 1,483,993	- 209,001	- 3,751,093
Segment contribution	**3,234,842**	**426,299**	**97,590**	**3,758,731**
Segment profitability	**61,1 %**	**22,3 %**	**31,8 %**	
2003 as restated				
External revenue	4,797,827	1,884,801	316,088	6,998,716
Segment expenses	- 1,862,679	- 1,442,398	- 221,783	- 3,526,860
Segment contribution	**2,935,148**	**442,403**	**94,305**	**3,471,856**
Segment profitability	**61,2 %**	**23,5 %**	**29,8 %**	
2003 as previously reported				
External revenue	4,797,827	1,884,801	316,088	6,998,716
Internal revenue	448,486	507,244	65,981	1,021,711
Total revenue	**5,246,313**	**2,392,045**	**382,069**	**8,020,427**
Segment expenses	- 2,322,564	- 1,927,112	- 287,470	- 4,537,146
Segment contribution	**2,923,749**	**464,933**	**94,599**	**3,483,281**
Segment profitability	**55,7 %**	**19,4 %**	**24,8 %**	
2002 as restated				
External revenue	4,805,339	2,141,154	435,098	7,381,591
Segment expenses	- 2,109,955	- 1,631,986	- 292,664	- 4,034,605
Segment contribution	**2,695,384**	**509,168**	**142,434**	**3,346,986**
Segment profitability	**56,1 %**	**23,8 %**	**32,7 %**	
2002 as previously reported				
External revenue	4,805,339	2,141,154	435,098	7,381,591
Internal revenue	464,669	513,064	83,860	1,061,593
Total revenue	**5,270,008**	**2,654,218**	**518,958**	**8,443,184**
Segment expenses	- 2,584,305	- 2,128,383	- 376,378	- 5,089,066
Segment contribution	**2,685,703**	**525,835**	**142,580**	**3,354,118**
Segment profitability	**51,0 %**	**19,8 %**	**27,5 %**	

Product

The Product segment is primarily engaged in marketing and licensing the Company's software products, performing software development services, and performing maintenance services. Maintenance services include technical support for the Company's products, assistance in resolving problems, providing user documentation, updates and other support for software products, new versions, and support packages.

Consulting

The Consulting segment assists customers in the implementation of SAP software products. Consulting services also include customer support in project planning, feasibility studies, analyses, organizational consulting, system adaptation, system optimization, release change, and interface setup.

Training

The Training segment provides educational services on the use of SAP software products and related topics for customer and partners. Training services include traditional classroom training at SAP training facilities, customer and partner-specific training, end-user training, as well as e-learning.

Revenues

The external revenue figures for the operating segments differ from the revenue figures disclosed in the Consolidated Statements of Income because for internal reporting purposes revenue is generally allocated to the segment that is responsible for the related project, whereas in the Consolidated Statements of Income revenue is allocated based on the nature of the transaction regardless of the segment it was provided by.

The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the Consolidated Statements of Income:

	2004	2003		2002	
		As restated	As previously reported	As restated	As previously reported
	€(000)	€(000)	€(000)	€(000)	€(000)
Total revenue for reportable segments	7,509,824	6,998,716	8,020,427	7,381,591	8,443,184
Elimination of internal revenues	0	0	- 1,021,711	0	- 1,061,593
Other external revenues	4,474	26,074	26,074	31,225	31,225
Other differences	195	- 184	- 184	22	22
	7,514,493	**7,024,606**	**7,024,606**	**7,412,838**	**7,412,838**

Other external revenues result from services provided from outside the reportable segments. Other differences primarily comprise currency translation differences.

Segment Contribution

The segment contributions reflect only expenses directly attributable to the segments and do not represent the actual margins for the operating segments. Indirect costs such as general and administrative, research and development, and other corporate expenses, are not allocated to the operating segments and therefore are not included in segment contribution. Charges for stock-based compensation and acquisition-related charges are not allocated to the operating segments. Depreciation and amortization of long-lived assets are allocated based on general cost allocations.

The following table presents a reconciliation of total segment contribution to Income before income taxes, minority interest and extraordinary gain as reported in the Consolidated Statements of Income:

	2004	2003		2002	
		As restated	As previously reported	As restated	As previously reported
	€(000)	€(000)	€(000)	€(000)	€(000)
Total contribution for reportable segments	3,758,731	3,471,856	3,483,281	3,346,986	3,354,118
Contribution from activities outside the reportable segments	- 1,672,252	- 1,591,996	- 1,628,877	- 1,657,996	- 1,692,548
Acquisition-related charges	- 30,221	- 25,735	0	- 27,478	0
Stock-based compensation expenses	- 38,126	- 130,044	- 130,044	- 35,868	- 35,868
Other differences	249	- 62	- 341	34	- 24
Operating income	**2,018,381**	**1,724,019**	**1,724,019**	**1,625,678**	**1,625,678**
Other non-operating income/expenses, net	13,274	36,309	36,309	37,319	37,319
Finance income, net	40,987	16,287	16,287	- 555,299	- 555,299
Income before income taxes, minority interest, and extraordinary gain	**2,072,642**	**1,776,615**	**1,776,615**	**1,107,698**	**1,107,698**

Other differences primarily relate to currency translation differences.

Segment Profitability

A segment's profitability is calculated as the ratio of segment contribution to segment total revenues.

Segment Assets

The Company does not currently track assets or capital expenditures by operating segments in its internal reporting system nor is such information used by the Executive Board when making decisions about resource allocations.

Geographic Information

The following tables present a summary of operations by geographic region except for income before income tax. The amounts included are based on consolidated data, which reconciles to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.

Sales by destination are based upon the location of the customer whereas sales by operation reflect the location of the SAP subsidiary responsible for the sale.

	Sales by destinations			Sales by operations		
	2004	2003	2002	2004	2003	2002
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	1,780,128	1,670,261	1,654,144	1,875,081	1,771,289	1,793,961
Rest of EMEA[1]	2,443,383	2,299,581	2,394,011	2,411,294	2,238,387	2,301,660
Total EMEA	**4,223,511**	**3,969,842**	**4,048,155**	**4,286,375**	**4,009,676**	**4,095,621**
USA	1,893,746	1,736,080	1,969,748	1,880,247	1,728,008	1,954,427
Rest of Americas	530,043	480,150	531,880	513,586	472,142	525,657
Total Americas	**2,423,789**	**2,216,230**	**2,501,628**	**2,393,833**	**2,200,150**	**2,480,084**
Japan	387,443	441,557	485,939	385,013	440,226	485,605
Rest of Asia-Pacific	479,750	396,977	377,116	449,272	374,554	351,528
Total Asia-Pacific	**867,193**	**838,534**	**863,055**	**834,285**	**814,780**	**837,133**
	7,514,493	**7,024,606**	**7,412,838**	**7,514,493**	**7,024,606**	**7,412,838**

	Income before income tax[2]			Total assets		
	2004	2003	2002	2004	2003	2002
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	1,528,052	1,368,735	1,281,148	3,567,090	2,597,173	1,967,167
Rest of EMEA[1]	335,768	285,565	312,278	1,376,879	1,295,265	1,301,115
Total EMEA	**1,863,820**	**1,654,300**	**1,593,426**	**4,943,969**	**3,892,438**	**3,268,282**
USA	265,344	178,372	268,043	1,866,987	1,710,432	1,616,408
Rest of Americas	21,593	40,170	80,340	288,370	318,451	326,496
Total Americas	**286,937**	**218,542**	**348,383**	**2,155,357**	**2,028,883**	**1,942,904**
Japan	38,752	61,891	82,071	151,712	163,616	177,624
Rest of Asia-Pacific	62,027	23,618	36,441	334,434	240,928	219,653
Total Asia-Pacific	**100,779**	**85,509**	**118,512**	**486,146**	**404,544**	**397,277**
	2,251,536	**1,958,351**	**2,060,321**	**7,585,472**	**6,325,865**	**5,608,463**

	Property, plant, and equipment			Capital expenditures		
	2004	2003	2002	2004	2003	2002
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Germany	702,500	699,863	648,828	117,187	159,019	201,799
Rest of EMEA[1]	128,347	128,872	148,564	27,003	17,460	23,924
Total EMEA	**830,847**	**828,735**	**797,392**	**144,190**	**176,479**	**225,723**
USA	132,590	158,805	208,466	11,689	9,009	21,423
Rest of Americas	5,371	4,244	4,876	3,226	2,145	2,235
Total Americas	**137,961**	**163,049**	**213,342**	**14,915**	**11,154**	**23,658**
Japan	5,377	7,518	11,019	1,959	1,840	2,424
Rest of Asia-Pacific	24,898	20,355	12,464	10,924	14,217	7,693
Total Asia-Pacific	**30,275**	**27,873**	**23,483**	**12,883**	**16,057**	**10,117**
	999,083	**1,019,657**	**1,034,217**	**171,988**	**203,690**	**259,498**

[1] Europe/Middle East/Africa
[2] Figures of the Standalone Financial Statements

	Depreciation			Employees as of December 31, in full-time equivalents		
	2004	2003	2002	2004	2003	2002
	€(000)	€(000)	€(000)			
Germany	109,714	105,797	92,509	13,525	13,026	12,580
Rest of EMEA[1]	24,862	27,895	31,513	7,133	6,808	6,655
Total EMEA	**134,576**	**133,692**	**124,022**	**20,658**	**19,834**	**19,235**
USA	18,211	24,022	31,773	5,143	4,621	4,885
Rest of Americas	1,985	2,673	4,009	1,541	1,435	1,426
Total Americas	**20,196**	**26,695**	**35,782**	**6,684**	**6,056**	**6,311**
Japan	3,778	4,587	5,093	1,340	1,350	1,248
Rest of Asia-Pacific	5,916	5,038	6,909	3,523	2,370	2,003
Total Asia-Pacific	**9,694**	**9,625**	**12,002**	**4,863**	**3,720**	**3,251**
	164,466	**170,012**	**171,806**	**32,205**	**29,610**	**28,797**

[1] Europe/Middle East/Africa

The majority of research and development costs are incurred in Germany as SAP AG has title to the majority of internally developed software. As of December 31, 2004, approximately 63.2 % of the research and development personnel are located in Germany, 10.0 % in the rest of EMEA, 9.4 % in the United States, 1.3 % in the rest of the Americas and 16.1 % in the Asia-Pacific region.

Six groups of industry sectors generated the following revenues for the year ended December 31:

	Total revenue by industry sectors			Software revenues by industry sectors[1]		
	2004	2003	2002	2004	2003	2002
	€(000)	€(000)	€(000)	€(000)	€(000)	€(000)
Process industries	1,469,136	1,381,279	1,537,033	489,024	404,409	469,992
Discrete industries	1,807,871	1,659,334	1,764,154	550,444	496,127	490,304
Consumer industries	1,349,825	1,243,809	1,299,694	426,547	359,958	412,353
Service industries	1,673,901	1,664,525	1,765,903	455,054	525,061	563,470
Financial services	519,115	474,135	514,760	197,511	172,544	176,457
Public services	694,645	601,524	531,294	242,432	189,492	178,258
	7,514,493	**7,024,606**	**7,412,838**	**2,361,012**	**2,147,591**	**2,290,834**

[1] Based on actual customer assignment

The following table presents software revenues allocated to specific software solutions including revenues from integrated solution contracts, which are allocated based on customer usage surveys:

	2004	2003	2002
	€(000)	€(000)	€(000)
Enterprise Resource Planning (ERP)	989,972	801,221	926,933
Supply Chain Management (SCM)	479,993	477,131	463,966
Customer Relationship Management (CRM)	501,007	440,121	472,966
Product Lifecycle Management (PLM)	166,924	156,043	167,988
Business Intelligence/Enterprise Portal/Supplier Relationship Management (SRM)/Marketplaces	n/a	273,075	258,981
SRM	147,091	n/a	n/a
Other	76,025	n/a	n/a
	2,361,012	**2,147,591**	**2,290,834**

Beginning in 2004, the Company changed its usage surveys for determining software revenues by solution. The usage surveys no longer include certain technology components, including Business Intelligence and Portals since all technology components are now integrated with SAP NetWeaver. Accordingly, prior year comparable figures are not available for certain solutions using the new method.

(34) BOARD OF DIRECTORS

Executive Board	Membership on other supervisory boards and comparable governing bodies of enterprises, other than subsidiaries of the Company, in Germany and other countries, on December 31, 2004[1]
Prof. Dr. Henning Kagermann CEO Overall responsibility for SAP's strategy and business development, marketing, global communications, customer development, Business Solutions Group Financial & Public Services	Supervisory Board, Deutsche Bank AG, Frankfurt am Main, Germany Supervisory Board, DaimlerChrysler Services (debis) AG, Berlin, Germany Supervisory Board, Münchener Rückversicherungs-Gesellschaft AG, Munich, Germany
Shai Agassi Development of the technology platform SAP NetWeaver, mySAP Supplier Relationship Management, SAP Business One and SAP xApps	
Léo Apotheker Global Field Operations (sales, consulting, education)	Board of Directors, Enigma, Inc., Burlington, Massachusetts, United States
Dr. Werner Brandt Chief Financial Officer	Supervisory Board, LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany
Prof. Dr. Claus E. Heinrich Business Solutions Group Manufacturing Industries, human resources, labor relations	
Gerhard Oswald Global support, IT infrastructure	
Dr. Peter Zencke Development organization of SAP's Enterprise Services Architecture and Platform, global research activities, development labs	Supervisory Board, SupplyOn AG, Hallbergmoos, Germany Supervisory Board, SuSE Linux AG, Nuremberg, Germany (until January 12, 2004)

[1] Memberships on supervisory boards and comparable governing bodies of subsidiaries and changes in other membership that occurred during the year are shown in the financial statements of SAP AG, which can be obtained from the Company upon request.

On March 1st, 2005, SAP announced a realignment of its management structure with immediate effect to reinforce the Company's growth strategy and better serve its customers. The SAP Executive Board members' responsibilities are now aligned along the SAP solutions value chain – spanning innovation, research and development, production, services, marketing, training, consulting, and sales. Following along this value chain, Peter Zencke is responsible for research and breakthrough innovation including the application development of Business Process Platform (BPP) as well as new solutions based on it. Shai Agassi is responsible for all software and solution development of existing products, including SAP NetWeaver as an integration and technology platform. He is also responsible for the Business Solution Groups, which deliver SAP's portfolio of 28 industry-specific solutions and cross-industry applications. Shai Agassi is also responsible for product and industry marketing. In addition to his existing function as head of Global Human Resources, Claus Heinrich now manages all SAP's research and development centers around the world and is responsible for final production and quality assurance of SAP software and the internal security and IT organizations. Gerhard Oswald continues to lead Global Service & Support. Léo Apotheker retains responsibility for global sales, as well as field services (consulting and training), but also takes over responsibility for global marketing. Werner Brandt remains Chief Financial Officer.

Supervisory Board

Membership on other supervisory boards and comparable governing bodies of enterprises other than the Company, in Germany and other countries on December 31, 2004

Prof. Dr. h. c. mult. Hasso Plattner[2), 4), 5), 7)]
Chairman of the Supervisory Board

Helga Classen[1), 4), 7)]
Deputy Chairperson
Development architect

Pekka Ala-Pietilä[5)]
President Nokia Corporation, Espoo, Finland

Willi Burbach[1),4), 5)]
Developer

Prof. Dr. Wilhelm Haarmann[2), 3), 7)]
Attorney-at-law, certified public auditor, certified tax advisor
Managing Partner, Haarmann, Hemmelrath & Partner, Frankfurt am Main, Germany

Supervisory Board, Häussler AG, Stuttgart, Germany (until January 13, 2004)
Supervisory Board, Aareon AG (formerly Depfa IT Services), Mainz, Germany
Supervisory Board, Vodafone Deutschland GmbH, Düsseldorf, Germany

Dietmar Hopp[6)]
Managing Director, Dietmar Hopp Stiftung GmbH, Walldorf, Germany

Bernhard Koller[1), 3)]
Manager of idea management

Christiane Kuntz-Mayr[1), 5), 7)]
Development manager

Lars Lamadé[1), 6)]
Risk Manager Service & Support

Dr. Gerhard Maier[1), 2), 6)]
Development project manager

Dr. h. c. Hartmut Mehdorn[4)]
Chairman of the Executive Board, Deutsche Bahn AG, Berlin, Germany

Supervisory Board, DB Station & Service AG, Frankfurt am Main, Germany
Supervisory Board, DB Reise & Touristik AG, Frankfurt am Main, Germany (until April 19, 2004)
Supervisory Board, DB Regio AG, Frankfurt am Main, Germany (until April 19, 2004)
Supervisory Board, Stinnes AG, Berlin, Germany,
Supervisory Board, DB Personenverkehr GmbH, Berlin (from April 15, 2004)
Supervisory Board, DB Netz AG, Frankfurt am Main, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung Lebensversicherungsverein a.G., Cologne, Germany
Supervisory Board, DEVK Deutsche Eisenbahn Versicherung Sach- und HUK-Versicherungsverein a.G., Cologne, Germany

Supervisory Board, Dresdner Bank AG, Frankfurt am Main, Germany
Supervisory Board, Bayerische Magnetbahnvorbereitungs-gesellschaft mbH, Munich, Germany
Advisory Council, Railog GmbH, Kriftel, Germany
Supervisory Board, Projektgesellschaft METRORAPID mbH, Duisburg, Germany (until March 31, 2004)
Advisory Council, DB Akademie GmbH, Berlin, Germany

Prof. Dr. Dr. h. c. mult. August-Wilhelm Scheer[5), 6)]
Director of the Institute for Information Systems at the German Research Center of Artificial Intelligence (DFKI), Saarbrücken, Germany

Supervisory Board, IDS Scheer AG, Saarbrücken, Germany
Supervisory Board, abaXX Technology AG, Stuttgart, Germany (until June 30, 2004)
Supervisory Board, imc information multimedia communication AG, Saarbrücken, Germany
Board of Trustees, Hasso Plattner Stiftung für Software-systemtechnik, Potsdam, Germany

Dr. Barbara Schennerlein[1), 7)]
Principal consultant

Stefan Schulz[1), 3), 5)]
Development Project Manager

Dr. Dieter Spöri[7)]
Head of Corporate Representation Federal Affairs, DaimlerChrysler AG, Berlin, Germany

Advisory Council, Contraf Nicotex Tobacco GmbH, Heilbronn, Germany

Dr. h. c. Klaus Tschira[3)]
Managing Director, Klaus Tschira Foundation gGmbH, Heidelberg, Germany

Supervisory Board, SRH Learnlife AG, Heidelberg, Germany
Member of the Senate, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V., Munich, Germany

1) Elected by the employees
2) Member of the Company's Compensation Committee
3) Member of the Company's Audit Committee
4) Member of the Company's Mediation Committee
5) Member of the Company's Technology Committee
6) Member of the Company's Finance and Investment Committee
7) Member of the Company's General Committee

The total remuneration of the Executive Board members for fiscal year 2004 amounted to €15,180 thousand. This amount includes €3,078 thousand fixed and €12,102 thousand variable remuneration. In addition, during fiscal year 2004 the Executive Board members received 218,000 stock options under the SAP SOP 2002.

Subject to the adoption of the dividend resolution by the shareholders at the Annual General Shareholders' Meeting on May 12, 2005, the total annual remunerations of the Supervisory Board members amounted to €875 thousand. This amount includes €437.5 thousand fixed and €437.5 thousand variable remuneration. The Supervisory Board members do not receive any stock-based compensation for their services. As far as members who are employee representatives on the Supervisory Board receive stock-based compensation, such compensation is for their services as employees only and unrelated to their status as members of the Supervisory Board.

During fiscal year 2004 the pension payments to former Executive Board members were €247 thousand (2003: €0). The projected benefit obligation as of December 31, 2004, for former Executive Board members was €10,819 thousand (2003: €10,255 thousand).

SAP did not grant any compensation advance or credit to, or enter into any commitment for the benefit of, any member of the Executive Board or Supervisory Board in fiscal year 2004, or in 2003, or 2002.

On December 31, 2004, members of the Executive Board held a total of 23,971 shares, members of the Supervisory Board held a total of 106,789,190 shares.

Detailed information on the different elements of the remuneration as well as to the number of shares owned by members of the Executive Board and the Supervisory Board are disclosed in a separate Compensation Report on pages 44 – 52 of this Annual Report and in the Internet.

(35) RELATED PARTY TRANSACTIONS

Certain board members of SAP AG currently held or have held within the last year positions of significant responsibility with other entities as presented in Note 34. The Company has relationships with certain of these entities in the ordinary course of business, whereby it buys and sells a wide variety of services and software at arm's length.

August-Wilhelm Scheer is the major shareholder and head of the Supervisory Board of IDS Scheer AG, a German software and IT services company. Until early 2004, SAP owned a minority stake in IDS Scheer (approximately 2.5 % of IDS Scheer's shares outstanding as of December 31, 2003). SAP sold this stake in February 2004. IDS Scheer and SAP have relationships in the ordinary course of business and at arm's length, whereby mainly IDS Scheer provides services for SAP. In October 2003, SAP and IDS Scheer entered into a strategic relationship to jointly develop and market a software solution for Business Process Management (BPM). As part of this strategic relationship SAP both acquired and licensed certain software-related intellectual property rights from IDS Scheer.

After his move from SAP's Executive Board to SAP's Supervisory Board, Hasso Plattner entered into a contract with SAP AG under which he provides consulting services for SAP. The contract is expenses-only. Therefore SAP only incurred expenses for reimbursements of out-of-pocket expenses incurred by Hasso Plattner under this contract.

Hasso Plattner is the sole proprietor of H.P. Beteiligungs GmbH, which itself holds 90 % of Bramasol, Inc., Palo Alto, United States. Bramasol is an SAP partner, with which SAP achieved revenues worth the equivalent of €1.9 million in fiscal year 2004. SAP received services from Bramasol worth €57 thousand.

Haarmann Hemmelrath (HH or „the firm") is an international group of advisory firms in the fields of legal, tax, audit, and management consultancy services. The firm has more than 1,000 employees in 22 offices worldwide. HH provided valuation services, tax, and legal counsel services for entities of the SAP Group. The total amount charged to SAP for those services in 2004 was €1.6 million (2003: €0.5 million; 2002: €1.3 million). SAP was informed by HH that revenues generated with SAP represented approximately 1 % of HH's revenue of the respective years. Additionally HH is a customer of SAP. Amounts paid by HH to SAP for products and services were €2 thousand, €20 thousand and €200 thousand in the years 2004, 2003, and 2002, respectively.

At no point in the years ended December 31, 2004, 2003, or 2002, did the Company grant loans to any member of the Executive Board and Supervisory Board. During the years ended December 31, 2004, 2003, and 2002, there were no significant transactions between the Company and the major shareholders as outlined in Note 22.

In 2000, SAP commenced a strategic alliance relationship with Commerce One to jointly develop, market, and sell Internet-based software solutions. In connection with this relationship, SAP in 2000 acquired common stock of Commerce One and in 2001 increased its equity investment in the common stock of Commerce One to the point of exercising significant influence. As part of the acquisition arrangement SAP agreed to certain limitations that restrict SAP's ability to transfer its common shares of Commerce One. In 2002, SAP named a non-voting observer to attend Commerce One's Board of Directors meetings. The cooperation agreements between the two companies were amended several times between 2001 and 2003. In 2003, SAP effectively ceased all transactions under the cooperation arrangements and ceased the jointly developed products or replaced such products with SAP products. As discussed in Note 4, the carrying value of SAP's investment in Commerce One was reduced to zero as of December 31, 2002, and remained at zero throughout 2003 and 2004. For the years ended December 31, 2004 and 2003, transactions with Commerce One accounted for less than 1 % of the Company's total revenues and cost of revenues. For the year ended December 31, 2002, transactions with Commerce One accounted for approximately 1 % of the Company's total revenues and less than 1 % of the Company's cost of revenues. In 2004, Commerce One filed for bankruptcy, sold all of its assets, and was renamed CO Liquidation, Inc. Transactions involving CO Liquidation Inc. are expected to continue to be immaterial in periods beyond 2004.

As discussed in Note 16, SAP has issued loans to employees other than to Executive and Supervisory Board members with aggregate outstanding balances of €42.8 million and €37.8 million at December 31, 2004 and 2003, respectively. Loans granted to employees primarily consist of interest-free or below market rate building loans which SAP discounts for financial reporting purposes based on prevailing market rates. SAP's default experience on loans to employees has been insignificant. There have been no loans to employees or executives to assist them in exercising stock options.

(36) SIGNIFICANT DIFFERENCES BETWEEN GERMAN AND U.S. ACCOUNTING PRINCIPLES

Introduction

Because SAP AG is a German holding corporation that owns the majority of voting rights in other enterprises, it is generally obliged to prepare consolidated financial statements in accordance with the accounting regulations set out in the German Commercial Code (Handelsgesetzbuch – HGB). HGB section 292a offers an exemption from this obligation if consolidated financial statements are prepared and published in accordance with an internationally accepted accounting principle (such as U.S. GAAP or IFRS). To make use of this exemption, the Company is required to describe the significant differences between the accounting methods applied and German accounting methods.

Fundamental Differences

German HGB accounting rules ("German GAAP") and U.S. GAAP are based on fundamentally different perspectives. While accounting under German GAAP emphasizes the principle of prudence and creditor protection, providing all relevant information to investors in order to facilitate future investment decision-making is a primary emphasis of U.S. GAAP.

Revenue Recognition

Under German GAAP, payment terms generally have no impact on revenue recognition. Under SOP 97-2, extended payment terms may indicate that license fees are not fixed and determinable and should therefore be recognized as payments become due.

Generally, software maintenance agreements are executed in conjunction with the software license agreement. Maintenance fees are mostly based upon a standard percentage of the related software license fee. Under German GAAP, the expected costs of the maintenance service are accrued if a free-of-charge service period is provided. SOP 97-2 regards both maintenance fees below the standard percentage and the provision of free maintenance service as discounts to be considered in recognizing software revenue. Therefore, the fair market value of nonstandard maintenance arrangements including free service periods reduces the related software license revenue and is recognized as maintenance revenue when such services are provided in subsequent periods.

STAR Plan

Under German GAAP, the compensation expense is recognized over a period beginning with the granting of the STARs and ending with the measurement date. Under U.S. GAAP, the expense is recognized over a period beginning with the granting of the STARs and ending with the payment of the last installment.

LTI 2000 Plan/SAP SOP 2002

Under German GAAP, the Company records expense over the vesting period only to the extent the Company provides shares it acquired from the market to the participant upon conversion or exercise. The expense amount is based upon the intrinsic value of awards on the reporting date. No expense is recorded if the Company issues shares from Contingent capital to the participant. Under U.S. GAAP, no expense is recorded for stock options granted under SAP SOP 2002 and convertible bonds issued under LTI 2000 since the grant price is not less than the fair market value of an SAP AG common share on the date of grant. Because the exercise price for stock options granted under the LTI 2000 Plan is variable, U.S. GAAP requires recognition of an expense over the vesting period based upon the stock options' intrinsic value on the reporting date.

Employee Discounted Stock Purchase Program

Under certain employee discounted stock purchase programs, SAP employees are provided a discount on the purchase of SAP shares. Under German GAAP, discounts provided under these programs are expensed whereas under U.S. GAAP, discounts provided are recorded as a direct reduction of additional paid-in capital.

Goodwill and Intangible Assets

According to German GAAP, goodwill and intangible assets acquired in business combinations are capitalized and subject to amortization and impairment testing. According to SFAS 142, goodwill and intangible assets with an indefinite life acquired in business combinations are only subject to impairment testing but not to amortization.

Marketable Securities

Under German GAAP, marketable debt and equity securities are valued at the lower of acquisition cost or market value at the balance-sheet date. Unrealized losses are included in earnings. Under U.S. GAAP, marketable debt and equity securities are categorized as either trading, available-for-sale, or held-to-maturity. The Company's securities are considered to be either trading or available-for-sale and, therefore, are valued under U.S. GAAP at fair market value as of the balance-sheet date. Unrealized gains and losses for available for sale securities are reported net of tax in Accumulated other comprehensive income. A write-down in the value through a charge to finance expense occurs if a decline in market value is deemed to be other than temporary, that is, if the fair market value remains below cost for an extended period. Unrealized gains and losses from trading securities are included in earnings.

Derivative Financial Instruments

Under German GAAP, most derivatives are not recorded on the balance sheet. Unrealized gains are not recognized; unrealized losses are accrued. Under SFAS 133, derivatives are recorded on the balance sheet at their fair value. Gains or losses on derivatives qualifying as cash flow hedges are reported in accumulated other comprehensive income net of tax and are realized in earnings in conjunction with the gain or loss on the hedged item or transaction.

Treasury Stock

According to German GAAP, treasury stock is considered a marketable security and is valued at the lower of cost or market at the balance-sheet date. Unrealized and realized losses and realized gains are included in earnings. Under U.S. GAAP, treasury stock is recorded at cost within shareholder's equity. Changes in value, whether realized or unrealized, are not recognized.

Retroactive Application of the Equity Method

Under German GAAP, obtaining the ability to exercise significant influence over the operating and financial policies of an investee would not lead to a retroactive application of the equity method, whereas under U.S. GAAP such application is required.

(37) GERMAN CODE OF CORPORATE GOVERNANCE

The German federal government published the German Code of Corporate Governance in February 2002. The Code contains statutory requirements and a number of recommendations and suggestions. Only the legal requirements are binding for German companies. With regard to the recommendations, the German Stock Corporation Act, section 161, requires that listed companies publicly state every year the extent to which they comply with them. Companies can deviate from the suggestions without having to make any public statements.

In 2004, 2003, and 2002, the Executive Boards and Supervisory Boards both of SAP AG and SAP's publicly traded subsidiary SAP Systems Integration AG issued the required compliance statements. These statements are available on the Web sites of the two companies.

(38) SUBSEQUENT EVENTS

On March 1, SAP announced a realignment of its management structure with immediate effect to reinforce the Company's growth strategy and better serve its customers. For further information see Note (34).

In January 2005, SAP acquired Tomorrow Now, Inc., a maintenance provider based in Bryan, Texas. The acquisition did not have a material impact on the Company's consolidated financial statements.

To enhance its software solutions and services for the retail sector, on February 28, 2005, SAP announced that it had signed a definitive merger agreement to acquire all of the outstanding shares of Retek, Inc. (Retek) based in Minneapolis, United States. The shares of Retek, which provides software solutions for retail companies, are publicly traded in the United States (NASDAQ: RETK). SAP intends to make a cash tender offer directly for all outstanding shares of Retek at US$8.50 per share. The aggregate purchase price, including the cash settlement of Retek's outstanding share-based awards and net of cash acquired, is expected to be approximately US$394 million (€303 million). The acquisition is subject to customary closing conditions, including regulatory approvals, and is expected to close in the second quarter of 2005 unless the offer is extended.

(39) SUBSIDIARIES, ASSOCIATED COMPANIES AND OTHER INVESTMENTS

as of December 31, 2004 Name and location of company	Ownership %	Sales revenues in 2004[1] €(000)	Net income/ loss (–) for 2004[1] €(000)	Equity as of Dec. 31, 2004[1] €(000)	Number of employees as of Dec. 31, 2004[2]
I. Affiliated Companies					
Germany					
SAP Deutschland AG & Co. KG, Walldorf	100	1,817,086	433,492	917,791	3,240
SAP Systems Integration AG, Dresden[4), 5)]	92	303,630	36,397	346,310	1,795
Steeb Anwendungssysteme GmbH, Abstatt	100	58,325	2,110	9,798	253
SAP Hosting AG & Co. KG, St. Leon-Rot[6)]	100	45,696	3,766	3,375	220
DCW Software F+E GmbH, Mannheim	100	545	26	51	0
SAP Beteiligungs GmbH, Walldorf	100	3	2	33	0
SAP Portals Europe GmbH, Walldorf[4)]	100	0	4,582	113,303	0
SAP Retail Solutions Beteiligungsgesellschaft mbH, Walldorf	100	0	4	40	0
SAP Hosting Beteiligungs GmbH, St. Leon-Rot	100	0	0	26	0
sky7home GmbH, Walldorf	100	0	0	26	0
SAP Investment- und Beteiligungs GmbH, Walldorf	100	0	- 1	35	0
eSAP Beteiligungs GmbH, Walldorf	100	0	- 1	28	0
SAP SI Consulting GmbH, Walldorf	100	0	- 1	26	0
SAP Portals Holding Beteiligungs GmbH, Walldorf[4)]	100	0	- 2	639,608	0
SAP Beteiligungsverwaltungs GmbH, Walldorf	100	0	- 22	84	0
Rest of Europe, Middle East, Africa					
SAP (UK) Limited, Feltham/Great Britain	100	423,081	55,329	130,844	627
SAP (Schweiz) AG, Biel/Switzerland	100	296,297	34,841	94,631	570
SAP France S.A., Paris/France	100	291,765	12,586	29,333	597
S.A.P. ITALIA SISTEMI, APPLICAZIONI, PRODOTTI IN DATA PROCESSING S.P.A., Milan/Italy[4)]	100	229,703	13,287	99,026	422
S.A.P. Nederland B.V., 's-Hertogenbosch/The Netherlands[4)]	100	202,406	23,013	97,303	350
SAP Österreich GmbH, Vienna/Austria	100	145,837	9,941	41,679	427
SAP España Sistemas, Aplicaciones y Productos en la Informática, S.A., Madrid/Spain[4)]	100	127,133	9,766	60,330	296
SAP Danmark A/S, Copenhagen/Denmark	100	109,454	6,855	19,183	219
SYSTEMS APPLICATIONS AND PRODUCTS IN DATA PROCESSING (NV SAP BELGIUM SA), Brussels/Belgium[4)]	100	107,794	1,635	30,953	233
Systems Applications Products (Africa) (Pty) Ltd, Johannesburg/South Africa	100	79,796	6,278	- 4,404	251
LLC "SAP C.I.S and Baltic States", Moscow/Russia	100	77,506	5,083	23,010	358
SAP Svenska Aktiebolag, Stockholm/Sweden	100	77,337	- 3,674	6,856	163
SAP ČR, spol. s r.o., Praha/Czech Republic	100	71,751	7,607	27,678	183
SAP Portals Israel Ltd., Ra'anana/Israel[4)]	100	59,488	30,842	68,052	245
SAP Portugal – Sistemas, Aplicações e Produtos Informáticos, Sociedade Unipessoal, Lda., Paço d'Arcos/Portugal	100	57,693	5,262	20,451	146
SAP Finland Oy, Espoo/Finland	100	51,226	402	11,372	118
SAP Norge AS, Lysaker/Norway	100	44,567	1,732	12,313	111
SAP SSC (Ireland) Limited, Dublin/Ireland	100	38,968	4,293	21,364	555
SAP Public Services (Pty) Ltd., Johannesburg/South Africa[4)]	70	38,811	3,680	11,085	64
SAP Polska Sp. z.o.o., Warsaw/Poland	100	37,099	2,158	8,810	136
SAP Hungary Rendszerek, Alkalmazások és Termékek az Adatfeldolgozásban Informatikai Kft., Budapest/Hungary	100	29,413	1,329	10,865	138

as of December 31, 2004

Name and location of company	Ownership %	Sales revenues in 2004[1] €(000)	Net income/ loss (-) for 2004[1] €(000)	Equity as of Dec. 31, 2004[1] €(000)	Number of employees as of Dec. 31, 2004[2]
SAP Hellas "Systems Application and Data Processing S.A.", Athens/Greece	100	23,435	- 2,712	1,365	107
SAP Slovensko s.r.o., Bratislava/Slovakia	100	21,384	2,222	9,863	72
SAP LABS FRANCE S.A., Mougins/France	100	17,535	269	3,863	159
SAP Manage Ltd. Ra'anana/Israel	100	14,639	1,198	1,359	156
SAP Türkiye Yazilim Üretim ve Tic. A.S., Istanbul/Turkey	100	14,200	991	2,724	36
SAP sistemi, aplikacije in produkti za obdelavo podatkov d.o.o., Ljubljana/Slovenia	100	11,298	953	3,366	23
SAP Ireland Limited, Dublin/Ireland	100	10,124	- 923	- 1,454	15
LLC "SAP Ukraine", Kiev/Ukraine	100	9,503	1,907	2,850	27
SAP Labs Bulgaria EOOD, Sofia/Bulgaria	100	6,039	105	213	237
SAP Labs Israel Ltd., Herzliya/Israel	100	5,323	- 27	1,919	65
SAP d.o.o., Zagreb/Croatia	100	3,531	- 210	453	15
SAP PORTALS UK LIMITED, Feltham/Great Britain[4]	100	3,410	1,887	1,336	0
SAP Kazakhstan LLP, Almaty/Kasakhstan	100	1,938	- 671	- 35	17
SAP BULGARIA LTD, Sofia/Bulgaria[4]	100	1,779	187	- 1,962	2
SAP CYPRUS LTD, Nicosia/Cyprus[4]	100	1,390	- 624	- 1,805	2
Systems Applications Products Limited, Abuja/Nigeria[4]	100	545	- 226	- 899	3
SAP Portals Nederland B.V., 's-Hertogenbosch/ The Netherlands	100	0	864	19	0
Ithinqcom (Pty) Ltd., Johannesburg/South Africa[4]	100	0	233	- 522	0
SAP Public Services BEE Investment Trust (Pty) Ltd, Johannesburg/South Africa[4]	100	0	0	0	0
Ambin Properties (Pty) Ltd., Johannesburg/South Africa[4]	100	0	- 49	- 162	0
SAP Business Services Centre Europe s.r.o., Praha/Czech Republic[3]	100	0	- 258	- 259	29
Americas					
SAP America, Inc., Newtown Square/USA	100	1,810,028	132,413	878,822	3,644
SAP Public Services, Inc., Washington, D.C./USA[4]	100	232,616	9,545	- 13,307	219
SAP Canada Inc., Toronto/Canada	100	199,128	3,042	115,476	541
SAP Labs, LLC, Palo Alto/USA[4]	100	189,034	3,517	43,378	971
SAP Global Marketing Inc., New York/USA	100	130,775	3,173	7,795	258
SAP Brasil Ltda., São Paulo/Brazil	100	123,658	6,755	21,817	410
SAP México, S.A. de C.V., Mexico City/Mexico	100	104,812	699	14,362	232
SAP Andina y del Caribe C.A., Caracas/Venezuela	100	70,640	944	12,905	176
SAP ARGENTINA S.A., Buenos Aires/Argentina	100	45,756	1,057	10,165	188
SAP Georgia LLC, Newtown Square/USA[3, 4]	100	27,120	580	13,391	0
SAP International, Inc., Miami/USA[4]	100	15,491	1,648	3,421	48
SAP Properties, Inc., Newtown Square/USA[4]	100	2,837	- 7,958	- 6,896	0
SAP Government Support and Services, Inc., Newtown Square/USA[4]	100	418	- 198	- 8	16
SAP Investments, Inc., Wilmington/USA[4]	100	0	7,650	511,547	0
SAP Financial Inc., Toronto/Canada[4]	100	0	0	- 91,500	0

as of December 31, 2004

Name and location of company	Ownership %	Sales revenues in 2004[1] €(000)	Net income/ loss (-) for 2004[1] €(000)	Equity as of Dec. 31, 2004[1] €(000)	Number of employees as of Dec. 31, 2004[2]
Asia, Pacific					
SAP JAPAN Co., Ltd., Tokyo/Japan	100	411,598	22,450	151,946	1,342
SAP Australia Pty Ltd, Sydney/Australia	100	149,559	12,290	35,176	337
SAP INDIA SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING PRIVATE LIMITED, Bangalore/India	100	72,277	9,310	35,935	461
SAP (Beijing) Software System Co., Ltd., Beijing/China	100	64,838	390	2,363	580
SAP ASIA PTE LTD, Singapore	100	62,459	- 409	1,322	347
SAP Korea Limited, Seoul/Korea	100	45,640	- 3,201	- 3,969	169
SAP New Zealand Ltd, Auckland/New Zealand	100	34,771	2,663	8,313	33
SAP Labs India Private Limited, Bangalore/India	100	28,725	879	6,407	1,357
SAP MALAYSIA SDN. BHD., Kuala Lumpur/Malaysia	100	27,513	3,638	11,104	72
SAP SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING (THAILAND) LTD., Bangkok/Thailand	100	21,177	3,345	12,880	27
SAP Taiwan Co., Ltd., Taipeh/Taiwan	100	17,645	1,708	9,110	43
SAP HONG KONG CO. LIMITED, Hong Kong/China	100	17,192	2,113	7,307	40
PT SAP Indonesia, Jakarta/Indonesia	100	8,812	2,521	8,493	38
SAP Philippines Inc., Makati City/Philippines	100	7,765	858	2,337	23
SAPMarkets Asia Pacific Solutions PTE LTD, Singapore	100	0	87	- 6,362	0
SAP INDIA (HOLDING) PTE LTD, Singapore	100	0	- 3	261	0
II. Associated Companies					
Global Virtual Marketplace GmbH, Munich/Germany	50.0	286	- 979	- 1,292	2
Pandesic LLC i.L., Newtown Square/USA	50.0	0	0	0	0
Garderos Software Innovations GmbH, Munich/Germany	17.7	662	1,807	706	23
Procurement Negócios Eletrônicos S.A., Rio de Janeiro/Brazil	17.0	3,910	461	6,395	62
CO Liquidation, Inc., formerly Commerce One, Inc., San Francisco/USA[7]	14.1	n/a	n/a	n/a	n/a

as of December 31, 2004

Name and location of company
III. Other Investments (ownership 5 or more percent)
Abaco Mobile, Inc., Alpharetta/USA
Apriso Corporation, Long Beach/USA
Centrade, a.s., Praha/Czech Republic
Datria Systems, Inc., Englewood/USA
Deutsches Forschungszentrum für Künstliche Intelligenz GmbH, Kaiserslautern/Germany
e-millenium 1 GmbH & Co. KG, Munich/Germany
Grau Data Storage AG, Schwäbisch Gmünd/Germany
HUBWOO.com SA, Paris/France
Human Resource Management & Consulting Co. Ltd., Tokyo/Japan
IBSN, Inc., Denver/USA
Ignite Technologies, Inc., formerly CABC, Inc., Dallas/USA
imc information multimedia communication AG, Saarbrücken/Germany
Intalio, Inc., Redwood City/USA
Marketline Internet Szolgáltató Részvénytársaság, Budapest/Hungary
Onventis GmbH, Stuttgart/Germany
Ops Technology, Inc., San Francisco/USA
Orbian Corporation Ltd., Bermuda/USA
Powersim Corporation, Virginia/USA
Realize Corporation, Tokyo/Japan
SteelEye Technology, Inc., Palo Alto/USA
SupplyOn AG, Hallbergmoos/Germany
T3C Inc., Mountain View/USA
Venture Capital Beteiligungs GbR, Frankfurt/Germany
Voice Objects AG, Bergisch Gladbach/Germany
YellowMap AG, Karlsruhe/Germany
Zend Technologies Ltd., Ramat Gan/Israel

[1] These figures do not include eliminations resulting from consolidation and therefore do not reflect the contribution of these companies included in the consolidated financial statements.
[2] As of December 31, 2004, including managing directors.
[3] Consolidated for the first time in 2004.
[4] Represents a wholly or majority owned entity of a subsidiary.
[5] Publicly held company.
[6] A portion of SAP's external hosting revenue is not included here but in the revenue numbers of the subsidiaries which sell the services to the customers.
[7] Co Liquidation, Inc. filed for bankruptcy in 2004, sold all of its assets and is no longer an operating business.

Walldorf, March 8, 2005

SAP Aktiengesellschaft
Systeme, Anwendungen, Produkte in der Datenverarbeitung
Walldorf, Baden

Executive Board



Kagermann



Agassi



Apotheker



Brandt



Heinrich



Oswald



Zencke

FINANCIAL STATEMENTS OF SAP AG - SHORT VERSION

(Prepared in accordance with German GAAP-HGB)

INCOME STATEMENT

	2004	2003
	€(000)	€(000)
Total revenue	3,316,699	2,954,720
Other operating income	306,914	676,107
Cost of services and materials	- 1,071,065	- 864,956
Personnel expenses	- 748,834	- 762,170
Depreciation and amortization	- 335,306	- 331,307
Other operating expenses	- 765,664	- 674,681
Finance income	490,348	358,173
Income from ordinary activities	1,193,092	1,355,886
Income taxes	- 435,414	- 301,107
Net income	757,678	1,054,779

BALANCE SHEET

	12/31/2004	12/31/2003
	€(000)	€(000)
Intangible assets	156,443	354,716
Property, plant, and equipment	619,178	617,653
Financial assets	1,871,577	1,760,120
Fixed assets	2,647,198	2,732,489
Inventories	2,949	2,394
Accounts receivable	1,099,042	1,022,146
Marketable securities	579,088	461,631
Liquid assets	1,371,798	453,409
Non-fixed assets	3,052,877	1,939,580
Deferred taxes	39,806	27,121
Prepaid expenses and deferred charges	30,045	17,423
Total assets	5,769,926	4,716,613
Shareholder's equity	3,691,794	3,160,697
Reserves and accrued liabilities	929,061	627,876
Other liabilities	1,143,780	927,702
Deferred income	5,291	338
Total shareholders' equity and liabilities	5,769,926	4,716,613

The complete Financial Statements and unqualified auditors' report for SAP AG are published in the Bundesanzeiger (German Federal Gazette) and deposited with the Commercial Registry of the Heidelberg Municipal Court. They can be obtained from SAP AG on request.

FIVE-YEAR SUMMARY

SAP GROUP

(in millions of €, unless otherwise stated)	2000	2001	2002	2003	2004
Total revenue	**6,264.6**	**7,340.8**	**7,412.8**	**7,024.6**	**7,514.5**
% generated by foreign subsidiaries	78 %	78 %	76 %	75 %	75 %
% product revenue	66 %	64 %	64 %	67 %	69 %
per employee[2] in thousands of €	271	271	255	241	241
Software revenue	2,458.7	2,580.5	2,290.8	2,147.6	2,361.0
Operating income	**802.7**	**1,312.4**	**1,625.7**	**1,724.0**	**2,018.4**
Pro-forma operating income (excluding stock-based compensation and acquisition-related charges)	1,243.5	1,471.0	1,688.0	1,879.6	2,086.1
Operating margin	13 %	18 %	22 %	25 %	27 %
Pro-forma operating margin (excluding stock-based compensation and acquisition-related charges)	20 %	20 %	23 %	27 %	28 %
Financial income, net	**265.6**	**- 233.0**	**- 555.3**	**16.3**	**41.0**
Interest income, net	59.2	33.7	24.8	43.4	56.3
Loss from associated companies	- 96.9	- 165.5	- 394.0	0.0	1.8
Other finance income/loss, net	303.3	- 101.2	- 186.1	- 27.1	- 17.1
Net income	**615.7**	**581.1**	**508.6**	**1,077.1**	**1,310.5**
Return on equity (net income as a % of average equity)	22 %	19 %	17 %	33 %	32 %
Earnings per share in €	1.96	1.85	1.62	3.47	4.22
Earnings per share - diluted in €	1.95	1.85	1.62	3.46	4.20
Pro-forma earnings per share in € (excluding stock-based compensation, acquisition-related charges and impairment-related charges)	n/a	n/a	3.08	3.84	4.37
Income before income tax	1,012.9	1,068.8	1,107.7	1,776.6	2,072.6
Return on sales (income before income tax as a % of total revenue)	16 %	15 %	15 %	25 %	28 %
Total assets	**5,619.0**	**6,195.6**	**5,608.5**	**6,325.9**	**7,585.5**
Fixed assets	**1,623.7**	**2,203.5**	**1,632.4**	**1,609.0**	**1,624.4**
Intangible assets	116.1	499.4	440.8	421.3	524.9
Property, plant, and equipment	870.7	997.0	1,034.2	1,019.7	999.1
Financial assets	636.9	707.1	157.3	168.0	100.4
Non-fixed assets incl. deferred taxes, prepaid expenses, and deferred charges	**3,995.3**	**3,992.1**	**3,976.1**	**4,716.9**	**5,961.1**
Inventories	5.8	4.6	10.7	10.4	11.7
Accounts receivable	2,198.3	2,211.6	1,967.1	1,770.7	1,929.1
Liquid assets	1,086.7	866.1	1,237.9	2,096.0	3,196.5
Other non-fixed assets incl. deferred taxes, prepaid expenses, and deferred charges	704.5	909.8	760.4	839.8	823.8
Shareholders' equity (incl. temporary equity)	**2,926.6**	**3,109.5**	**2,872.1**	**3,709.4**	**4,594.3**
as a % of fixed assets	180 %	141 %	176 %	231 %	283 %
Subscribed capital	314.7	314.8	315.0	315.4	316.0
Other shareholders' equity	2,202.4	2,794.7	2,557.1	3,394.0	4,278.3
Temporary equity	409.5	0.0	0.0	0.0	0.0

SAP GROUP

(in millions of €, unless otherwise stated)	2000	2001	2002	2003	2004
Liabilities (incl. deferred charges and minority interest)	**2,692.4**	**3,086.1**	**2,736.4**	**2,616.5**	**2,991.2**
Long-term liabilities	181.5	289.9	339.0	379.3	416.1
Current liabilities	2,510.9	2,796.2	2,397.4	2,237.2	2,575.1
% of total assets					
Fixed assets	29 %	36 %	29 %	25 %	21 %
Non-fixed assets	71 %	64 %	71 %	75 %	79 %
Shareholders' equity	52 %	50 %	51 %	59 %	61 %
Liabilities	48 %	50 %	49 %	41 %	39 %
Financial liabilities	**153.4**	**465.7**	**34.0**	**31.6**	**35.1**
Long-term	6.5	7.4	11.3	12.0	9.2
Short-term	146.9	458.3	22.7	19.6	25.9
Interest income, net	+59.2	+33.7	+24.8	+43.4	+56.3
Purchases/depreciation and amortization					
Purchase of intangible assets, property, plant, and equipment (incl. TopTier in 2001, incl. SAP SI since 2003)	285.9	799.8	308.7	275.3	337.9
Depreciation and amortization	223.3	279.8	221.2	215.5	209.7
Depreciation and amortization as a % of purchases	78 %	35 %	72 %	78 %	62 %
Cash flow					
Net cash provided by operating activities	740.0	988.8	1,680.5	1,504.9	1,826.9
Net cash used in investing activities	- 525.7	- 1,065.9	- 326.4	- 1,144.5	- 886.6
Net cash used in/provided by financing activities	40.9	- 126.3	- 935.9	- 305.4	- 372.2
Cash earnings according to DVFA/SG [1]	**621.1**	**1,021.3**	**1,373.7**	**1,477.9**	**1,609.1**
as a % of total revenue	10 %	14 %	19 %	21 %	21 %
as a % of investments	217 %	128 %	445 %	537 %	476 %
Employees [2] and personnel expenses					
Number of employees, year-end	24,177	28,410	28,797	29,610	32,205
Number of employees, annual average	23,078	27,072	29,054	29,098	31,224
Personnel expenses	2,812.8	2,908.1	2,965.2	2,936.6	2,968.0
Personnel expenses - excluding stock-based compensation	2,372.0	2,809.7	2,929.5	2,806.6	2,929.9
Personnel expenses per employee - excluding stock-based compensation in thousands of €	103	104	101	96	94
Research and development expenses	**969.4**	**898.3**	**909.4**	**995.9**	**1,020.0**
as a % of total revenue	15 %	12 %	12 %	14 %	14 %

[1] German Society of Investment Analysts and Asset Managers.
[2] Based on full-time equivalents.

SAP AG

(in millions of €, unless otherwise stated)	2000	2001	2002	2003	2004
Net income	278.5	1,069.8	277.1	1,054.8	757.7
Transfer of reserves	98.0	888.1	0.0	196.1	107.5
Dividend distributions[3]	180.4	182.3	186.3	248.7	341.7
Dividend per common share in €[4), 5)]	0.57	0.58	0.60	0.80	1.10
Dividend per preference share in €[4), 5)]	0.58	n/a	n/a	n/a	n/a
Stock prices at year-end (up to year 2000 spot rate in €, since 2001 closing price in €)					
Common share	124.00	146.30	75.52	133.15	131.40
Common share - peak	281.66	180.70	176.30	134.00	142.70
Common share - lowest	112.65	100.00	41.65	67.65	116.12
Preference share	152.00	n/a	n/a	n/a	n/a
Number of shares at year-end in thousands[5]	**314,715**	**314,826**	**314,963**	**315,414**	**316,004**
Common shares	183,000	314,826	314,963	315,414	316,004
Preference shares	131,715	n/a	n/a	n/a	n/a
Market capitalization in billions of €	**42.7**	**46.1**	**23.8**	**42.0**	**41.5**

3) For the year 2004 proposed dividend.
4) Value adjusted for 3-for-1 stock split, for year 2004 proposed dividend.
5) Value adjusted for 3-for-1 stock split, for the years from 2001 to 2004 only common shares as all preference shares have been converted.

FINANCIAL CALENDAR 

2005

April 21
Preliminary figures for first quarter 2005

May 12
Annual General Shareholders' Meeting, Mannheim, Germany

May 13
Dividend payment

July 21
Preliminary figures for second quarter 2005
Press and analyst conference and teleconference, London, Great Britain

October 20
Preliminary figures for third quarter 2005

2006

[illegible]
Preliminary figures for fiscal year 2005
Press and analyst conference and teleconference, Frankfurt, Germany

May 9
Annual General Shareholders' Meeting, Mannheim, Germany

[illegible]
Dividend payment



ADDRESSES

Group headquarters
SAP AG
Neurottstrasse 16
69190 Walldorf
Germany

Tel. +49 6227 74 74 74
Fax +49 6227 75 75 75
E-Mail info@sap.com
Internet www.sap.com

The full addresses of our international subsidiaries and sales partners are in the Internet at www.sap.com/contactsap.

For more information about the matters discussed in this annual report, contact:

INVESTOR RELATIONS

Tel. +49 6227 74 15 51
Fax +49 6227 74 08 05
E-Mail investor@sap.com
Internet www.sap.com/investor

PRESS

Tel. +49 6227 74 63 11
Fax +49 6227 74 63 31
E-Mail press@sap.com
Internet www.sap.com/press

PUBLICATIONS FOR SHAREHOLDERS

The following publications are available from SAP Investor Relations.

- **SAP group annual report** (English or German)
- **Annual report on Form 20-F** (English only)
- **SAP AG annual report** (German only)
- **SAP quarterly reports** (English or German)
- **SAP Investor shareholder magazine** (English or German)

The SAP annual report, the quarterly reports, and the annual report on Form 20-F, as well as financial data spreadsheets are also available in the Internet at www.sap.com/investor.

Full information on the governance of SAP is posted at www.sap.com/corpgovernance. Materials available include:

- The SAP Articles of Incorporation
- SAP's Principles of Corporate Governance
- The declaration of SAP's implementation of the German Corporate Governance Code pursuant to the German Stock Corporation Act, section 161
- SAP's Corporate Governance Report
- Code of Business Conduct
- Information on SAP's Executive Board and Supervisory Board and their members
- Details of directors' dealings in SAP shares



IMPRINT

OVERALL RESPONSIBILITY	SAP AG Global Communications
DESIGN AND PRODUCTION	Kuhn, Kammann & Kuhn AG, Cologne, Germany
PHOTOGRAPHY	Berthold Litjes, Düsseldorf, Germany Sonja May, Wiesloch, Germany (page 40) Wolfram Scheible, Stuttgart, Germany (page 2, 3)
PRINTING	ColorDruck GmbH, Leimen





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